As confidentially submitted to the Securities and Exchange Commission on February 1, 2022 pursuant to the Jumpstart our Business Startups Act. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

CONFIDENTIAL SUBMISSION ON
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LEMENG HOLDINGS LIMITED

樂盟控股有限公司

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 408, 4th Floor, Building 51 No. 63, Zhichun Road Haidian District, Beijing 100089 China +86 010 82666432 — telephone +86 769 22767300 — facsimile	CT Corporation System 111 Eighth Avenue New York, New York 10011 +1-800-624-0909 — telephone
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 +1-804-771-5700 — telephone +1-888-360-9092 — facsimile	Richard I. Anslow, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 +1-212-370-1300— telephone +1-212-370-7889— facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Class B Ordinary Shares, par value $0.001 per share
Representative’s Warrants (3)(4)
Class B Ordinary Shares underlying Representative’s Warrants (4)
Total				(5)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of share splits, share dividends or similar transactions.
(3)	No fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended.
(4)	The Representative’s Warrants will represent the right to purchase 5% of the aggregate number of Class B ordinary shares sold in this offering, at an exercise price equal to 125% of the offering price per share on a cashless basis.
(5)	To be paid upon first non-confidential filing of registration statement with Securities and Exchange Commission.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated        , 2022

Class B Ordinary Shares

Lemeng Holdings Limited

樂盟控股有限公司

This is an initial public offering of      Class B ordinary shares, US$0.001 par value per share (“Ordinary Shares”, “Class B Shares” or “Shares”), of Lemeng Holdings Limited 樂盟控股有限公司, a Cayman Islands exempted company (together with its subsidiaries, “Lemeng”, “we/us” or “our Company”). Our Shares have one (1) vote per share. We are not offering our Class A ordinary shares, US$0.001par value per share (“Class A Shares”), which have twenty (20) votes per share, in this offering. Upon completion of this offering, we will be deemed to be a “controlled company” as defined by Nasdaq Rule 5615(c)(1); however, we do not intend to avail ourselves of the corporate governance exemptions afforded to controlled companies under the Nasdaq Marketplace Rules for at least one (1) year following completion of this offering. By virtue of his beneficial ownership of the Class A Shares, Baohua Feng will control Company actions requiring the approval of ordinary shareholders, including the election of our Board of Directors, adoption of amendments to our memorandum and articles of association and the approval of merger, consolidation, sale of all or substantially all of our assets and other major corporate transactions, except to the extent such matters require approval by holders of our Class B Shares as a class.

Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares to be between $        and $        per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “LIAI”. We cannot assure you that our application will be approved; if it is not approved, we will not complete this offering.

We are a Cayman Islands holding company. We do not conduct business operations directly in China. All China operations are conducted through a variable interest entity (“VIE”), Beijing Lemeng Interactive Technology Co., Ltd. (“Lemeng BJ”), and its subsidiaries (collectively, “Lemeng Interactive”). This is an offering of the Shares of the Cayman Islands holding company, which does not conduct operations. You are not investing in Lemeng BJ or Lemeng Interactive, the PRC operating companies, and may never hold equity in the PRC entities. Neither we nor our subsidiaries own any equity in Lemeng BJ or Lemeng Interactive. Instead, we entered into certain contracts (the “VIE Agreements”) dated October 1, 2021, which are used to provide investors exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. These agreements with our wholly foreign owned entity, Zhejiang Leshen Technology Co., Ltd. (“Leshen” or “WFOE”) require us to consolidate the financial results of Lemeng Interactive for accounting purposes. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purposes.

These rights have not been tested in a court of law, and Chinese regulatory authorities could disallow this structure; any adverse action by such courts or regulatory authorities would likely result in a material change in our operations or the value of the securities we are offering, including that such securities could significantly decline in value or become worthless. Because of our corporate structure, we are subject to unique risks to investors due to uncertainty of the interpretation and the application of the laws and regulations of the People’s Republic of China (“PRC” or “China”), including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over Lemeng BJ. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. See “Risk Factors—Risks Relating to Our Contractual Arrangements and Our Corporate Structure (the ‘VIE structure’)” and “Risk Factors—Risks Related to Doing Business in China”.

As a holding company, Lemeng Holdings Limited may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, none of our subsidiaries or the VIE has made any dividends or other distributions to the holding company or any U.S. investors. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our subsidiaries and the VIE via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, we do not have any intention to distribute earnings or settle amounts owed under the VIE Agreements. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries and VIE”, “Prospectus Summary — Dividend Policy” and “Prospectus Summary — Selected Condensed Consolidated Financial Data” beginning on page 10 and the consolidated financial statements appearing beginning on page F-1.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Ordinary Shares involves certain risks. See “Risk Factors” beginning on page 14.

	Per Ordinary Share	Total
Assumed public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriting discount is 7% of the public offering price. Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to the underwriters, as well as reimbursement of certain expenses of the underwriters. See “Underwriting” of this prospectus for additional information regarding the compensation to be received by the underwriters and our arrangements with the underwriters.

This offering is being conducted on a firm commitment basis. The underwriters, The Benchmark Company, LLC and Valuable Capital Limited, are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 30 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $   , and the total proceeds to us, before expenses, will be $   . If we complete this offering, net proceeds will be delivered to our company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. The underwriters expect to deliver our shares to purchasers in the offering on or about   , 2022.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

THE BENCHMARK COMPANY	VALUABLE CAPITAL LIMITED

The date of this prospectus is                 , 2022.

The Chinese government may intervene or influence the operation of Lemeng Interactive’s Hong Kong and PRC operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in operations and/or the value of our Class B Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 24, 2021, China Securities Regulatory Commission (the “CSRC”) issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Overseas Issuance and Listing Regulations Drafts”), which are currently published for public comments only. According to the Overseas Issuance and Listing Regulations Drafts, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all domestic companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such domestic companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council. The Overseas Issuance and Listing Regulations Drafts further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Issuance and Listing Regulations Drafts, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. The Overseas Issuance and Listing Regulations Drafts, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situation that would clearly prohibit overseas offering and listings applies to us, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class B Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class B Shares to significantly decline in value or become worthless. See “Risk Factors — Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering under PRC rules, regulations or policies.”

Our Class B Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, Friedman LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Friedman LLP to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. See “Risk Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCA”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” for more information.

Neither we nor the underwriter has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our Ordinary Shares only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the prospectus issued on       , 2022 is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the underwriters named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until       , 2022 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our Ordinary Shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We are a holding company incorporated in the Cayman Islands. Our Class B ordinary shares, $0.001 par value per share (“Ordinary Shares”, “Class B Shares” or “Shares”) offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our operations through a variable interest entity (“VIE”) established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we have entered certain contractual arrangements, or “VIE Agreements” with Lemeng BJ, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net profit after tax payments to Leshen Technology Co., Ltd, our wholly owned foreign entity (“Leshen” or “WFOE”), while WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb all of losses of the VIE. As such, under the U.S. generally accepted accounting principles (“GAAP”), the Cayman Islands holding company is deemed to have a controlling financial interest in, and be the primary accounting beneficiary of, the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure. For a description of our corporate structure and VIE contractual arrangements, see “Risks Relating to Our Contractual Arrangements and Our Corporate Structure (the ‘VIE structure’)”.

Company Overview

Lemeng BJ was established in September 2014. It is a fast-growing mobile Internet, big data marketing technology company and a high-tech enterprise. In 2015, the company’s platform with independent intellectual property rights was launched. In 2017, it further transformed into a professional cloud service provider for targeted advertising services based on big data technology and is committed to becoming a leading data technology company. The company had a self-developed programmatic advertising demand side platform (“DSP”), an exclusive vertical media resource supply side platform (“SSP”) traffic pool. Based on the above advantages, Lemeng BJ has customized all process solutions to help companies carry out targeted advertising services based on Internet big data.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

●	September 15, 2014: Beijing Lemeng Interactive Technology Co., Ltd. (“Lemeng BJ”) was established.

●	May 25, 2015: Nanjing Juguang Information Technology Co., Ltd. (“Nanjing Juguang”) was established and 20% of which was owned by Lemeng BJ. In June 2021, Lemeng BJ transferred its 20% equity of Nanjing Junguang to Nanjing Yingbao Network Technology Co., Ltd.

●	March 22, 2016: Tianjin Lemeng Interactive Technology Co., Ltd. (“Lemeng TJ”) was established and wholly owned by Lemeng BJ.

●	December 8, 2016: Xinjiang Lemeng Interactive Technology Co., Ltd. (“Lemeng XJ”) was established and wholly owned by Lemeng BJ.

●	December 8, 2016: Xinjiang Yishen Infinite Network Technology Co., Ltd. (“Yishen”) was established and 51% of which is owned by Lemeng BJ.

●	March 29, 2019: Tianjin Puyu Network Technology Co., Ltd. (“Puyu”) was established and 51% of which is owned by Lemeng BJ.

●	February 14, 2020: Lemeng Holdings Limited (“Lemeng”) was established.

●	February 26, 2020: Lemeng Investment Limited (“Lemeng BVI”) was established and is wholly owned by Lemeng.

●	April 1, 2020: Lemeng (Hong Kong) Limited (“Lemeng HK”) was established and is wholly owned by Lemeng BVI.

●	August 26, 2021: Zhejiang Leshen Technology Co., Ltd (“Leshen” or “WFOE”) was established, and it is wholly owned by Lemeng HK.

Company Structure

We are a Cayman Islands company limited by shares. Our Cayman Islands company is a holding company that does not conduct operations of its own and instead has entered into contractual agreements with legal operating entities in China, which provide investors with exposure to foreign investments in China-based companies where Chinese law prohibits direct foreign investment. Please note that all business operations are conducted through Lemeng Interactive, and you are not purchasing equity in such Chinese companies and may never receive equity in such Chinese operating entities.

We currently have seven (7) shareholders, who will hold approximately   % of our voting power after completion of the offering, assuming the completion of the offering. Of these shareholders, our largest shareholder is Mr. Baohua Feng, our Chairman of the Board of Directors and Chief Executive Officer, who controls approximately 77.4% of the voting power of our Company prior to completion of this offering and will control approximately        % after completion of the offering, assuming no exercise of the underwriters’ overallotment option. Mr. Feng has significant influence on the operation of our business.

Each Class A Share of our Company is entitled to twenty (20) votes per share; each Class B Share of our Company is entitled to one (1) vote per share.

We anticipate that following the completion of this offering, Baohua Feng will beneficially own an aggregate of      % of the voting power of the Company given the effect of one (1) vote for each Class B Share and twenty (20) votes for each Class A Share and assuming the offering of       Class B Shares. As a result, we may be deemed to be a “controlled company” under Nasdaq Marketplace Rule 5615(c)(1); however, we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules for at least one (1) year following completion of this offering.

Our current corporate structure is as follows prior to completion of this offering:

Lemeng Holdings Limited ("Lemeng" or the "Company")
100%
Lemeng Investment Limited ("Lemeng BVI")
100%
Lemeng (Hongkong) Limited ("Lemeng HK")
Offshore
China
100%
Zhejiang Leshen Technology Co., Ltd. ("Leshen" or "WFOE")
VIE Agreements
Baohua Feng, Bing Han, Xiwei Tang, Haichuan Tu, Shenzhen Lemeng Investment Partnership Co., Ltd, Ningbo Longwin Lightenbright Investment Management Co., Ltd, Dongguan Zhongke Zhongguang Co., Ltd.
Wenliang Lu, Dongwei Wang
VIE Agreements
Beijing Lemeng Interactive Technology Co., Ltd. ("Lemeng BJ")
100%
100%
Beijing Yishen Infinite Technology Co., Ltd.
Pengju Zhang
49%
51%
100%
100%
51%
49%
Xinjiang Yishen Infinite Network Technology Co., Ltd. ("Yishen")
Xinjiang Lemeng Interactive Technology Co., Ltd. ("Lemeng XJ")
Tianjin Lemeng Interactive Technology Co., Ltd. ("Lemeng TJ")
Tianjin Puyu Network Technology Co., Ltd. ("Puyu")

We do not own any of the equity of Lemeng BJ. The equity ownership of Lemeng BJ is owned by the same seven (7) parties who are the shareholders of our Company prior to completion of this offering. Lemeng BJ’s shareholders are (a) Baohua Feng, Bing Han, Xiwei Tang and Haichuan Tu, four PRC citizens and (b) Shenzhen Lemeng Investment Partnership Co., Ltd, Ningbo Longwin Lightenbright Investment Management Co., Ltd and Dongguan Zhongke Zhongguang Co., Ltd., three PRC legal entities.

Lemeng BJ owns all of the equity of Lemeng TJ and Lemeng XJ. Lemeng BJ owns 51% of the equity of Yishen, with 49% owned by Beijing Yishen Infinite Technology Co., Ltd, a PRC entity owned by Wenliang Lu and Dongwei Wang, two PRC citizens. Lemeng BJ owns 51% of the equity of Puyu, with 49% owned by Pengju Zhang, a PRC citizen.

Contractual Arrangements with the VIE

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses. We are a company incorporated in the Cayman Islands. We currently conduct our VATS business through Lemeng BJ and its subsidiaries.

We operate our business mainly through Lemeng BJ, a variable interest entity (“VIE”) in the PRC, and Lemeng BJ’s subsidiaries, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP. Such a contractual relationship is not identical to owning such entities directly, and investors in this offering will own shares in a holding company with contracts with operating companies and will not have any equity ownership of such operating companies themselves. Furthermore, such VIE Agreements have not been tested in a court of law. Accordingly, it is uncertain whether Lemeng, a Cayman Islands holding company, would be able to enforce (directly or through Leshen) the VIE Agreements with Lemeng BJ in a court of law in China, either in in an action directly in China or in seeking to enforce a foreign judgment in China. The costs of seeking to enforce such VIE Agreements could be substantial, and the outcome of such litigation might not result in Lemeng enforcing such VIE Agreements. If such VIE Agreements were not enforced, investors in Lemeng could see the value of their Shares decrease in value or become worthless.

The following is a summary of VIE Agreements by and among Leshen, Lemeng BJ and the shareholders of Lemeng BJ (the “Registered Shareholders”). For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the Securities and Exchange Commission (the “SEC”) of which this prospectus forms a part.

Exclusive Consulting and Service Agreement

Under the Exclusive Consulting and Service Agreement dated October 1, 2021, Leshen has agreed to provide the following services (among others) to Lemeng BJ:

●	the provision of software research and development services;

●	the provision of technical services, applications and implementation, including but not limited to installing, and testing business systems;

●	daily maintenance support, upgrades, monitoring and troubleshooting of computer network equipment, and other technical services;

●	business consulting;

●	technology development and technology transfer services;

●	market research and consulting services (excluding market research businesses that Chinese law prohibits wholly foreign-owned enterprises from engaging in); and

●	licensing of intellectual property.

In consideration of the above-mentioned services provided, Lemeng BJ shall pay Leshen a service fee equivalent to the remaining amount after Lemeng BJ’s profit before tax in the corresponding year deducts Lemeng BJ’s losses, if any, in the previous year, the necessary costs, expenses, taxes, and fees incurred in the corresponding year, and the withdraws of the statutory provident fund.

This agreement is signed and effective from October 1, 2021 and will continue to be effective unless it is terminated by written notice of Leshen.

Equity Pledge Agreement

The shareholders of Lemeng BJ entered into an Equity Pledge Agreement with Leshen, dated October 1, 2021. Under such equity pledge agreement, each of the shareholders of Lemeng BJ pledged its respective equity interest in Lemeng BJ to Leshen to secure obligations under the Exclusive Purchase Right Agreement, Shareholders’ Rights Proxy Agreement, Exclusive Consulting and Service Agreement, and Spouse Consent Letter.

Each of such shareholders further agreed not to transfer or pledge such shareholder’s respective equity interest in Lemeng BJ without the prior written consent of Leshen. The Equity Pledge Agreement will remain effective until the shareholders and Lemeng BJ fulfill their obligations and under these VIE Agreements, unless otherwise agreed by Leshen in writing.

Exclusive Purchase Right Agreement

Under the Exclusive Purchase Right Agreement entered into by Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, the shareholders of Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of their respective equity interest in Lemeng BJ for the minimum amount of consideration permitted by PRC law. Under the Exclusive Purchase Right Agreement, Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of the assets (including intellectual property) of Lemeng BJ for the minimum amount of consideration permitted by PRC law.

Each shareholders of Lemeng BJ agreed that, as of the effective date of this agreement, before the transfer of all or part of the Lemeng BJ’s equity interest to Leshen, if the shareholders obtain dividends, bonuses or residual property from Lemeng BJ, the shareholders shall transfer all the income (after tax) to Leshen.

The Exclusive Purchase Right Agreement shall remain in effect until all of the equity interests in or assets of Lemeng BJ have been acquired by Leshen or its designee, and upon the condition that Leshen and its subsidiaries, branches can engage in the business of Lemeng BJ legally.

Leshen has the right to unilaterally terminate this agreement immediately by sending written notices to Lemeng BJ and the shareholders of Lemeng BJ at any time without liability for the breach. Unless otherwise mandatory by PRC law, Lemeng BJ and its shareholders has no right to unilaterally terminate this agreement.

Shareholders’ Rights Proxy Agreement

Under the Shareholders’ Rights Proxy Agreement among Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, each of the shareholders of Lemeng BJ has agreed to irrevocably entrust Leshen or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Lemeng BJ.

The Shareholders’ Rights Proxy Agreement is irrevocable, and shall remain effective until (a) Leshen registers with the appropriate agency to be the sole owner of Lemeng BJ, and holds the equity of Lemeng BJ directly, engaging in the business of Lemeng BJ legally under PRC law; or (b) all of the assets of Lemeng BJ has been acquired by Leshen or its designee, which can engage in Lemeng BJ’s business legally; or (c) Lemeng BJ’s shareholder structure changes and Lemeng BJ’s shareholders sign a new Shareholders’ Rights Proxy Agreement to replace this proxy agreement; or d) upon the instruction of Leshen.

Spousal Consent Letter

Each spouse of relevant individual shareholders of Lemeng BJ has signed a Spousal Consent Letter. Under the Spousal Consent Letter, the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Lemeng BJ which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Equity Pledge Agreement, Exclusive Purchase Right Agreement, Shareholders’ Rights Proxy Agreement, together with the Power of Attorney signed by his or her spouse attached thereto, as amended from time to time.

Moreover, the spouse promises that if he or she acquires any equity in Lemeng BJ held by his or her spouse, he or she shall be bound to the above-mentioned VIE Agreements (as amended from time to time). If Leshen requires, the signing spouse shall sign a series of written documents with the same format and contents as the above-mentioned VIE Agreements.

Corporate Information

Our principal executive office is located at Unit 408, 4th Floor, Building 51, No. 63, Zhichun Road, Haidian District, Beijing 100089 China. The telephone number of our principal executive office is +86 010 82666432. We maintain a website at http://www.lemeng123.com/, on which we will post our key corporate governance documents, including our Board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Our registered office in the Cayman Islands is located at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Industry and Market Background

The convergence of several key trends is driving the growth of the mobile app economy and fundamentally changing the way that users consume content on their mobile connected devices. We believe these trends will continue to create a significant opportunity for mobile advertising. These trends include:

● Adoption of faster and more functional mobile connected devices.  Driven by intuitive user interfaces, increased functionality, faster processing speeds, better graphics processors and advanced display technologies with touch capabilities, it has become possible to deliver rich, innovative and engaging consumer media experiences on a wide variety of mobile connected devices.

● Widespread access to faster wireless networks facilitates consumer consumption of content.  With the growth of mobile connected devices, consumers increasingly expect to have a high-quality online experience everywhere. Expansion of worldwide network penetration, the rise of next-generation networks, such as 5G, and the prevalence of Wi-Fi access are facilitating the consumption of content on mobile connected devices. The combination of increased network access and faster network technologies is enabling the development of rich media content, presenting new opportunities in the mobile ecosystem.

● Mobile usage has disrupted how content is consumed.  Consumers are increasingly using their mobile devices instead of personal computers or other traditional media to access content. Mobile devices have become an increasingly important part of daily life, with users relying on mobile connectivity to read newspapers, magazines and blogs, watch movies, play games, check sports scores, shop, monitor weather forecasts, conduct banking transactions, find maps and directions and listen to online radio stations.

● Growth of the mobile app economy.  App developers have created apps as an easy, intuitive, and interactive way to instantly deliver content on mobile devices. Emerging technologies, such as improvements in computer programming languages for structuring and presenting web-based content, have allowed app developers to harness the increasing processing power and functionality of mobile devices and faster networks to deliver more engaging media to users.

● Advertising industry is being disrupted by mobile advertising.  Traditional advertising media, such as billboards, newspapers, magazines, radio, and television, often suffer from several inherent limitations, including limited ability to target specific audiences, limited ability to measure audience reach and, in some cases, limited geographic range. As consumers spend more time online with personal computers, or PCs, digital advertising has proven to be more effective because it allows for user interaction, provides better measurement, and achieves expanded audience reach. However, even PC-based digital advertising suffers from several significant limitations with respect to personalization, accessibility and location-based targeting, all of which can be provided through mobile advertising.

Our Opportunity and Growth Strategy

Given the benefits of mobile advertising as compared to traditional offline advertising and PC-based online advertising, we expect that marketers will continue to shift their advertising budgets to mobile. Lemeng Interactive seeks to become the strategic independent platform partner of choice for developers and advertisers wanting to capitalize on the large and growing mobile advertising opportunity. Lemeng Interactive is committed to enhancing profitability and cash flows through the following strategies:

●	innovate through continued investments in technology and data;

●	deepen Lemeng Interactive’s relationship with app developers;

●	increase Lemeng Interactive’s share of advertising budgets from existing advertisers;

●	acquire new developers and advertisers;

●	increase Lemeng Interactive’s market penetration;

●	expand Lemeng Interactive’s network of third-party providers of tools and services;

●	pursue strategic acquisitions; and

●	provide further insight into the mobile app economy.

Competitive Strengths

We consider the following to be Lemeng Interactive’s key competitive strengths. Some of our competitors may have these or other competitive strengths:

● Differentiated platform.  Lemeng Interactive’s platform is specifically designed to deliver mobile advertising at scale, rather than applying traditional online advertising technology or focusing on particular mobile operating systems. Lemeng Interactive’s platform is designed for the mobile environment, where the delivery and targeting of ads must allow for a much larger number of variables than in traditional online advertising. Lemeng Interactive’s platform is capable of accounting for, and efficiently analyzing variables such as wireless connection strength, device operating system and audience profile in real-time to decide which ad to send in response to a specific ad request from an app.

● Trusted partner for brand advertisers.   Lemeng Interactive has built solid relationships with advertisers. Lemeng Interactive offers our advertisers access to our mobile advertising specialists, who supervise and support advertising campaigns through all stages of planning and execution. Lemeng Interactive believes that it can effectively educate its advertiser clients on the latest mobile trends and help them plan and deliver engaging and effective advertising campaigns that deliver sustainable and measurable results.

● Powerful network effects that connect Lemeng Interactive’s app developers and advertisers.  We believe that both app developers and advertisers benefit from the use of Lemeng Interactive’s service. As the targeting capability of Lemeng Interactive’s advertising campaigns increases, we believe advertisers will be willing to pay more for Lemeng Interactive’s services, which in turn will attract app developers since those services can help them more effectively generate revenue through the advertising space within their apps.

Summary of Risk Factors

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 14 of this prospectus before purchasing our Ordinary Shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Ordinary Shares could decline, and you could lose some or all your investment. These risks include, among others, the following:

●	VIE risks. We depend upon the VIE Agreements in conducting our business in China, which may not be as effective as direct ownership in providing operational control. See “Risk Factors - Risks Relating to Our Contractual Arrangements and Our Corporate Structure (the ‘VIE structure’)”.

●	PRC government interference. Because Lemeng Interactive operates in China and Hong Kong, the Chinese government exerts substantial influence over the manner in which they must conduct business activities. Laws, interpretations and enforcement in China change quickly and with little advance notice, and the Chinese government may intervene or influence our and Lemeng Interactive’s operations at any time or may exert more control over offerings conducted overseas or investments in China and Hong Kong Based issuers, which could result in material changes in operations and/or the value of the Shares. If Lemeng Interactive was required to obtain approval and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and decrease our price of Ordinary Shares. See “Risk Factors – Risks Related to Doing Business in China - Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering under PRC rules, regulations or policies.”

●	Repatriation of offering proceeds to PRC. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary, we may decide to make loans or additional contributions to our PRC subsidiary or the VIE. Certain governmental registrations, submissions or approvals need to be completed or obtained in this regard. Failure to complete such registrations, submissions or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected. See “Risk Factors – Risks Related to Doing Business in China.”

●	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, Lemeng may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders, including repayment of any underpayments and penalties for underpayment. See “Risk Factors – Risks Related to Doing Business in China - We may be deemed a PRC resident enterprise for PRC EIT purposes under the Enterprise Income Tax (“EIT”) Law and be subject to PRC taxation on our global income.”

●	Shareholder enforcement risk. Since most of Lemeng Interactive’s operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of Lemeng Interactive, or our directors and executive officers located in China. See “Risk Factors – Risks Related to Doing Business in China - Since Lemeng Interactive’s major operations and assets are in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, Lemeng Interactive or either of our directors or executive officers.”

●	Reputation risk. If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matters cannot be addressed and resolved favorably. See “Risk Factors – Risks Related to Doing Business in China - If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm Lemeng Interactive’s business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have $1.07 billion or more in annual revenue, have $700 million or more in market value of our Ordinary Shares held by non-affiliates or issue $1 billion or more of non-convertible debt over a three-year period.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “Company,” “our” and “Lemeng” refer to:

●	Lemeng Holdings Limited (樂盟控股有限公司) (“Lemeng”), a Cayman Islands company, which is the holding company issuing securities hereby;

●	Lemeng Investment Limited（乐盟投资有限公司） (“Lemeng BVI”), wholly owned by Lemeng;

●	Lemeng (Hong Kong) Limited（乐盟互动香港有限公司） (“Lemeng HK”), wholly owned by Lemeng BVI; and

●	Zhejiang Leshen Technology Co., Ltd (“Leshen” or “WFOE”), a wholly foreign-owned entity formed by Lemeng HK under the laws of the People’s Republic of China.

Except where the context otherwise requires and for purposes of this prospectus only, “Lemeng Interactive” or our “Consolidated Affiliated Entities” refers to:

●	Beijing Lemeng Interactive Technology Co., Ltd. (北京乐盟互动科技有限公司), a limited liability company incorporated under the laws of China (“Lemeng BJ”);

●	Tianjin Lemeng Interactive Technology Co., Ltd. （天津乐盟互动科技有限公司）, a PRC company (“Lemeng TJ” when individually referenced), which is a wholly owned subsidiary of Lemeng BJ;

●	Xinjiang Lemeng Interactive Technology Co., Ltd.（新疆乐盟互动网络科技有限公司）, a PRC company (“Lemeng XJ” when individually referenced), which is a wholly owned subsidiary of Lemeng BJ;

●	Xinjiang Yishen Infinitive Network Technology Co., Ltd.（新疆翼神无限网络科技有限公司）, a PRC company (“Yishen”), which is a 51% owned subsidiary of Lemeng BJ;

●	Tianjin Puyu Network Technology Co., Ltd. （天津璞玉网络科技有限公司）, a PRC company (“Puyu”), which is a 51% owned subsidiary of Lemeng BJ;

This prospectus contains conversions of certain RMB amounts into U.S. dollar amounts at a specified exchange rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2020 and 2019 were US$6.5249 and US$6.9762, respectively. The average exchange rates for the years ended December 31, 2020 and 2019 were US$6.8976 and US$6.8985, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are converted at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer and Chairman of our Board of Directors will be presented as “Baohua Feng,” even though, in Chinese, Mr. Feng’s name is presented as “Feng Baohua.”

We obtained the industry and market data used in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The Offering

Shares Offered by Us:	Ordinary Shares

Shares Outstanding Prior to Completion of Offering:	Ordinary Shares

Shares to be Outstanding after Offering:	Ordinary Shares

Assumed Offering Price per Share:	$

Gross Proceeds to Us, Net of Underwriting Discounts and Commissions but before Expenses:	$

Option to purchase additional Shares:	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional Ordinary Shares.

Representative’s Warrant:

We have agreed to issue to Benchmark and/or its designees upon the closing of this offering a warrant exercisable beginning 180 days after the commencement of sales of this offering and expiring five years after commencement of sales of this offering. The warrant will entitle the representative to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to 125% of the public offering price on a cashless basis.

Lock-up:

We and each of our officers, directors and shareholders beneficially holding substantially all of our ordinary shares, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of six (6) months after the date of this prospectus, without the written consent of the representative. We have also agreed, subject to certain exceptions, not to file or cause to be filed any registration statement relating to the offering of any of our share capital for a period of six (6) months after the date of this prospectus, without the written consent of the representative. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Anticipated Nasdaq Capital Market Symbol:	“LIAI” (CUSIP No. G5451D 107)

Transfer Agent:	Transhare Corporation

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus beginning on page 14 before deciding to invest in our Ordinary Shares.

Use of Proceeds:	We plan to devote the net proceeds of this offering to working capital, general corporate purposes, investment in complementary technologies, solutions or businesses and repayment of short- and long-term debt. See the “Use of Proceeds” section beginning on page 55.

Dividend Policy:	We have no present plans to declare dividends and plan to retain earnings to continue to grow Lemeng Interactive’s and our business.

Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2020 and 2019. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Operating and Financial Review and Prospects” included elsewhere in this prospectus.

(All amounts in U.S. dollars)

Selected Statements of Operations Information

	For the Years Ended December 31,
	2020	2019

Revenues	$62,803,063	$50,377,039
Cost of revenues	(53,977,462)	(45,206,664)
Gross profit	8,825,601	5,170,375

Operating expenses:
Selling expenses	357,000	294,660
General and administrative expenses	689,108	845,743
Provision for doubtful accounts, net of recovery	189,932	892,301
Research and development expenses	394,725	586,680
Total operating expenses	1,630,765	2,619,384

Income from operations	7,194,836	2,550,991

Other income (loss):
Loss from investment in unconsolidated entity	(487,798)	(162,237)
Impairment loss of investment in unconsolidated entity	(2,249,503)	-
Government subsidies	461,072	252,879
Financial expenses	(146,440)	(155,635)
Other income, net	85,787	426,771
Total other (loss) income, net	(2,336,882)	361,778

Income before income taxes	4,857,954	2,912,769

Provision for (benefit) income taxes	(273,816)	32,747

Net income	5,131,770	2,880,022
Net income attributable to non-controlling interest	44,944	218,412
Net income attributable to Lemeng Holdings Limited	$5,086,826	$2,661,610

Selected Balance Sheets Information:

	As of December 31,
	2020	2019

Current assets	$33,455,593	$25,774,588
Total Assets	$34,758,289	$30,223,131
Current liabilities	$8,690,697	$10,154,408
Total Liabilities	$8,876,603	$10,154,408
Total liabilities and shareholders’ equity	$34,758,289	$30,223,131

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash f1ows for the years ended December 31, 2020 and 2019 and selected balance sheet information as of December 31, 2020 and 2019 showing financial information for parent company Lemeng Holdings Limited, non-VIE subsidiaries, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information. In the tables below column headings correspond to the following entities in the organizational diagram on page 2.

●	“parent” refers to Lemeng Holdings Limited, the Cayman Islands holding company;

●	“non-VIE subsidiaries” refers to the sum of (i) Lemeng Investment Limited, our wholly owned BVI subsidiary, (ii) Lemeng (Hong Kong) Limited, our wholly owned Hong Kong subsidiary, and (iii) Zhejiang Leshen Technology Co., Ltd, a wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refers to the sum of (i) Beijing Lemeng Interactive Technology Co., Ltd, (ii) Tianjin Lemeng Interactive Technology Co., Ltd, (iii) Xinjiang Lemeng Interactive Technology Co., Ltd, (iv) Xinjiang Yishen Infinitive Network Technology Co., Ltd, and (v) Tianjin Puyu Network Technology Co., Ltd; and

●	“VIE” refers to Beijing Lemeng Interactive Technology Co., Ltd.

Transfers of Cash to and from Our Subsidiaries and VIE

Lemeng is permitted under the laws of the Cayman Islands to provide funding to Lemeng BVI through loans or capital contributions without restrictions on the amount of the funds. Lemeng BVI is permitted under the respective laws of the British Virgin Islands to provide funding to Lemeng through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from the British Virgin Islands to the Cayman Islands.

Lemeng BVI is permitted under the laws of the British Virgin Islands to provide funding to Lemeng HK through loans or capital contributions without restrictions on the amount of the funds. Lemeng HK is permitted under the respective laws of Hong Kong to provide funding to Lemeng BVI through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the British Virgin Islands.

To transfer cash from Lemeng HK to WFOE, Lemeng HK can increase the Leshen’s registered capital, which requires reporting to the local commerce department, or through a shareholder loan, which requires a registration with the PRC State Administration of Foreign Exchange or its local bureau. Aside from the registration with the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To make loans to WFOE or the VIE, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China (“PBOC”), the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter of companies is currently 1, which may be adjusted by the People’s Bank of China and the State Administration of Foreign Exchange in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. With regards to our WFOE, the upper limit of borrowing from foreign companies shall be 2 times of its net assets, or, as an alternative, the difference between its total investment amount and registered capital, subject to its choice and acceptance by the competent governmental authority.

As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, WFOE is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to Lemeng HK as a dividend. We note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations;

2.

WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital; in addition, it may, subject to a resolution of its shareholder, draw a discretionary common reserve from its after-tax profits;

3.	Those reserves may not be distributed as cash dividends and may be used to cover losses made in past years, to enhance the company's productivity and expand its business or to increase its registered capital; and

4.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay shareholder dividends or make other cash distributions.

As of the date of this prospectus, there has been no payments between WFOE and the VIE. WFOE has not transferred any earnings or cash to Lemeng HK. There has not been any assets or cash transfer between Lemeng, Lemeng BVI and Lemeng HK. As of the date of this prospectus, we do not have any intention to distribute earnings or settle amounts owed under the VIE Agreements.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant. As of the date of this prospectus, we have not paid any dividends or distributions to our shareholders.

Selected Condensed Consolidated Financial Data

We have evaluated the guidance in Financial Accounting Standards Board (“FASB”) Accountinbg Standards Codification (“ASC”) 810 and determined that we are the primary beneficiary of the VIE, for accounting purposes, based upon such contractual arrangements. Accordingly, under U.S. GAAP, the results of the VIE are consolidated in our financial statements. The following tables present selected condensed consolidating financial data of the Parent (Lemeng Holdings Limited), the Subsidiaries (Lemeng Investment Limited, Lemeng (Hong Kong) Limited and Zhejiang Leshen Technology Co., Ltd), the VIE (Beijing Lemeng Interactive Technology Co., Ltd.) and its Subsidiaries (Tianjin Lemeng Interactive Technology Co., Ltd., Xinjiang Lemeng Interactive Technology Co., Ltd., Xinjiang Yishen Infinitive Network Technology Co., Ltd. and Tianjin Puyu Network Technology Co., Ltd ). Such financial data include condensed consolidating balance sheets data as of December 31, 2020 and 2019 and the related condensed consolidating statements of operations and cash flows data for the two years ended December 31, 2020 and 2019. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidating statements of operations. You should read this “Selected Condensed Consolidated Financial Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statements of Operations Information

	For the Year Ended December 31, 2020
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$62,803,063	$-	$62,803,063
Cost of revenues	-	-	(53,977,462)	-	(53,977,462)
Gross profit	-	-	8,825,601	-	8,825,601
Operating expenses:	-	-	1,630,765	-	1,630,765
Income from operations	-	-	7,194,836	-	7,194,836
Share of income for subsidiaries	5,086,826	-	-	(5,086,826)	-
Share of income for VIE and its subsidiaries	-	5,086,826	-	(5,086,826)	-
Other expenses	-	-	(2,336,882)	-	(2,336,882)
Income before income taxes	5,086,826	5,086,826	4,857,954	(10,173,652)	4,857,954
Net income	$5,086,826	$5,086,826	$5,131,770	$(10,173,652)	$5,131,770
Net income attributable to non-controlling interests	-	-	44,944	-	44,944
Net income attributable to shareholders	$5,086,826	$5,086,826	$5,086,826	$(10,173,652)	$5,086,826

	For the Year Ended December 31, 2019
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$50,377,039	$-	$50,377,039
Cost of revenues	-	-	(45,206,664)	-	(45,206,664)
Gross profit	-	-	5,170,375	-	5,170,375
Operating expenses:	-	-	2,619,384	-	2,619,384
Income from operations	-	-	2,550,991	-	2,550,991
Share of income for subsidiaries	2,661,610	-	-	(2,661,610)	-
Share of income for VIE and its subsidiaries	-	2,661,610	-	(2,661,610)	-
Other income	-	-	361,778	-	361,778
Income before income taxes	2,661,610	2,661,610	2,912,769	(5,323,220)	2,912,769
Net income	$2,661,610	$2,661,610	$2,880,022	$(5,323,220)	$2,880,022
Net income attributable to non-controlling interests	-	-	218,412	-	218,412
Net income attributable to shareholders	$2,661,610	$2,661,610	$2,661,610	$(5,323,220)	$2,661,610

Consolidated Balance Sheets Information

	As of December 31, 2020
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Current assets	$10	$-	$33,455,583	$-	$33,455,593
Investments in non-VIE subsidiaries	$24,681,650	$-	$-	$(24,681,650)	$-
Equity in the VIE and its subsidiaries Through the VIE Agreements	$-	$24,681,650	$-	$(24,681,650)	$-
Non-current assets	$24,681,650	$24,681,650	$2,302,696	$(49,363,300)	$2,302,696
Current Liabilities	$-	$-	$8,690,697	$-	$8,690,697
Non-current Liabilities	$-	$-	$185,906	$-	$185,906
Shareholders’ equity	$24,681,660	$24,681,650	$24,681,650	$(49,363,300)	$24,681,660
Non-controlling interests	$-	$-	$2,200,026	$-	$2,200,026

	As of December 31, 2019
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Current assets	$10	$-	$25,774,578	$-	$25,774,588
Investments in non-VIE subsidiaries	$18,055,447	$-	$-	$(18,055,447)	$-
Equity in the VIE and its subsidiaries Through the VIE Agreements	$-	$18,055,447	$-	$(18,055,447)	$-
Non-current assets	$18,055,447	$18,055,447	$4,448,543	$(36,110,894)	$4,448,543
Current Liabilities	$-	$-	$10,154,408	$-	$10,154,408
Non-current Liabilities	$-	$-	$-	$-	$-
Shareholders’ equity	$18,055,457	$18,055,447	$18,055,447	$(36,110,894)	$18,055,457
Non-controlling interests	$-	$-	$2,013,266	$-	$2,013,266

Consolidated Cash Flows Information

	For the Year Ended December 31, 2020
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash used in operating activities	$-	$-	$(1,385,579)	$-	$(1,385,579)
Net cash used in investing activities	$-	$-	$(1,668)	$-	$(1,668)
Net cash Provided by financing activities	$-	$-	$434,934	$-	$434,934
Effect of exchange rate change on cash and restricted cash	$-	$-	$100,382	$-	$100,382
Net decrease in cash and restricted cash	$-	$-	$(851,928)	$-	$(851,928)

	For the Year Ended December 31, 2019
	Parent	Non-VIE Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$-	$-	$5,168,134	$-	$5,168,134
Net cash used in investing activities	$-	$-	$(2,613,513)	$-	$(2,613,513)
Net cash used in financing activities	$-	$-	$(434,877)	$-	$(434,877)
Effect of exchange rate change on cash and restricted cash	$-	$-	$(25,943)	$-	$(25,943)
Net increase in cash and restricted cash	$-	$-	$2,093,801	$-	$2,093,801

Long-term Investments Roll-forward

Investment in Non-VIE subsidiaries and VIE and it subsidiaries

As of December 31, 2018	$15,677,426
Equity pick-up during the period	2,661,610
Foreign currency translation adjustment	(283,589)
As of December 31, 2019	18,055,447
Equity pick-up during the period	5,086,826
Foreign currency translation adjustment	1,539,377
As of December 31, 2020	$24,681,650

Holding Foreign Companies Accountable Act (the “HFCAA”)

Our ordinary shares may be prohibited from trading on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, Friedman LLP, has been inspected by the PCAOB on a regular basis, with the last inspection completed in June 2018 and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 46 of this prospectus.

RISK FACTORS

Before you decide to purchase our Ordinary Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Ordinary Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

Lemeng Interactive may be unable to innovate, adapt and respond timely and effectively to rapidly changing technologies and new market trends in mobile advertising industry.

The mobile advertising industry is a fast-growing and rapidly changing industry. Lemeng Interactive’s future success will depend on our ability to continuously innovate and develop to meet evolving marketing needs, and address technological advancements and new market trends in mobile advertising industry. We cannot ensure you that Lemeng Interactive will be able to timely identify and respond to new trends in the future. The introduction of new mobile advertising services is subject to risks and uncertainties. Unexpected technical, operational or other problems could delay or prevent the introduction of new mobile advertising services. Moreover, there can be no assurance that any of our new mobile advertising services will achieve widespread market acceptance. If Lemeng Interactive fails to keep pace with changing technologies and to introduce successful and well-accepted mobile advertising services for Lemeng Interactive’s existing customers and potential customers, or fail to improve and enhance the functionality and performance of our products and services, Lemeng Interactive could lose customers and its competitive position and ability to generate revenue and growth could be adversely affected.

Furthermore, the design of mobile devices and operating systems is controlled by third parties with which Lemeng Interactive does not have any formal relationship. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also restrict our ability to access specific content on mobile devices. If Lemeng Interactive’s advertisements were unable to work on these devices or operating systems, either because of technological constraints or because a maker of these devices or developer of these operating systems wished to impair our ability to provide advertisements on them or Lemeng Interactive’s ability to fulfill advertising space, or inventory, from developers whose applications are distributed through their controlled channels, our ability to generate revenue could be significantly harmed. Any of these events could materially and adversely affect Lemeng Interactive’s business, results of operations and prospects.

Lemeng Interactive’s limited operating history makes it difficult to accurately forecast Lemeng Interactive’s future operating results and evaluate Lemeng Interactive’s business and prospects.

Lemeng BJ commenced operations in 2014 and has only a limited operating history. Although Lemeng Interactive experienced substantial revenue growth in its limited operating history, it may not be able to sustain this rate of growth or even maintain our current revenue levels. As a developing company in a rapidly evolving industry, our business prospects depend in large part on its ability to:

●	build a reputation for its advertising services and create trust and long-term relationships with advertisers and media channels;

●	distinguish itself from competitors in its industry;

●	maintain the technological advantages of its advertising platform and keep up with the technological developments or market trend of the rapidly evolving mobile advertising industry;

●	introduce and manage the development of new products and services;

●	respond to evolving industry standards and government regulations that impact its business, particularly in the areas of data collection and data privacy protection;

●	prevent or otherwise mitigate failures or breaches of security or privacy; and

●	attract, hire, integrate and retain qualified and motivated employees.

If Lemeng Interactive is unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that we face, our business may suffer, our revenue may decline and we may not be able to achieve further growth or long-term profitability.

If the mobile advertising industry, and in particular the interactive advertising industry, fails to continue to develop, Lemeng Interactive’s profitability and prospects may be materially and adversely affected.

Lemeng Interactive’s business and prospects depend on the continuing development of the mobile advertising industry, in particular, the interactive advertising industry, which may be affected by a number of factors, including:

●	technological innovation or new business models of the mobile advertising industry or the changing requirements of media channels;

●	acceptance of mobile advertising, in particular, interactive advertising, as an effective marketing channel and the emergence of other alternative marketing channels; and

●	changes in regulations or policies affecting the mobile advertising industry.

Such factors may be beyond our control. There is no assurance that the mobile advertising industry, in particular, interactive advertising, will continue to develop. Lemeng Interactive’s business, financial conditions, results of operations and prospects will be materially and adversely affected if the mobile advertising industry fails to grow or grows more slowly than we expect.

We are dependent on Lemeng Interactive’s advertising platform to provide mobile advertising services.

We derive significant revenue from technology services through Lemeng Interactive’s advertising platform. As such, any significant interruptions to our advertising platform by hacking, cyberattack or due to telecommunication failures, power shortages, natural disasters or other events which may cause disruptions in Lemeng Interactive’s daily operations may reduce the attractiveness of our services, and result in a potential loss of Lemeng Interactive’s customers and their participation and consequently, our business and results of operations could be adversely affected. In addition, any measures to avoid information and technological system failures may not be effective or successful.

It is important that our advertising platform is compatible with a range of mobile technologies, systems and networks. In the event that it is difficult for advertisers and media channels to access and use Lemeng Interactive’s advertising platform on their devices, Lemeng Interactive may lose existing customers and media channels, which will in turn affect our business operation and prospects.

Lemeng Interactive’s failure to retain existing advertisers and media channels or attract new advertisers and media channels may negatively impact our revenue and business.

To sustain or increase Lemeng Interactive’s revenue, Lemeng Interactive needs to retain existing advertisers and media channels, deepen or expand its relationships with them as well as attract new advertisers and media channels. To retain and attract new advertisers, Lemeng Interactive needs to continue to provide targeted advertising that maximize advertisers’ return on their advertising budget. Lemeng Interactive typically does not have long-term agreements with advertisers and they may have business relationships with a number of advertising platforms at the mean time. If advertisers determine that their expenditures on our advertising platform do not generate sufficient returns, they may reduce their advertising budgets or terminate advertising arrangements with us.

To retain and attract new media channels, Lemeng Interactive needs to continue to improve the monetization efficiency of their advertisement inventory. Lemeng Interactive typically does not have long-term agreements with its media channels. If Lemeng Interactive’s media channels are no longer satisfied with the monetization efficiency of their advertisement inventory generated by using its advertising platform, they may reduce or discontinue our access to their advertising space.

In the event Lemeng Interactive loses advertisers or media channels, Lemeng Interactive cannot assure you that it will be able to replace them in a timely manner or at all. Lemeng Interactive may not be able to attract new advertisers or media channels. Lemeng Interactive’s failure to retain existing advertisers and media channels or attract new advertisers and media channels may materially and adversely affect our business, financial condition, results of operations and prospects.

Failure to maintain relationships with third-party advertising platforms may materially and adversely affect our business to provide advertising services.

Lemeng Interactive derives a significant portion of its advertising revenue from intermediary services. Lemeng Interactive typically does not have long-term agreements with such third-party advertising platforms. There is no assurance that Lemeng Interactive will be able to maintain our business relationship with them on mutually acceptable terms or at all. In addition, Lemeng Interactive’s cooperation with such third-party advertising platforms are not exclusive. If Lemeng Interactive fails to maintain its business relationship with them or to attract new third-party advertising platforms to work with Lemeng Interactive, Lemeng Interactive’s access to media channels may be limited, and our business, financial conditions, results of operations and prospects may be materially and adversely affected.

In addition, Lemeng Interactive’s business relationship with third-party advertising platforms does not provide Lemeng Interactive with control or oversight over their day-to-day business activities. If any of such third-party advertising platforms engages in activities that violates laws and regulations, Lemeng Interactive’s reputation could be harmed and its business and results of operations could be materially and adversely affected.

If Lemeng Interactive does not effectively manage its costs and expenses, Lemeng Interactive may not be able to sustain its profitability.

Lemeng Interactive relies on the supply of advertising spaces from media channels to deliver advertisements for advertisers. Lemeng Interactive’s traffic acquisition cost totaled approximately $22.4 million, and $13.6 million for the years ended December 31, 2020 and 2019, respectively, representing 41.4% and 30.1% of our cost of sales for the same periods. The increase in traffic acquisition cost may materially and adversely impact our profitability and our business, financial condition and results of operations.

In addition, Lemeng Interactive expended significant resources to grow its business in recent years on enhancing our technology capabilities and Lemeng Interactive expects that it will continue to expend significant resources to expand our business. Lemeng Interactive anticipates continued growth that could require substantial financial and other resources to, among other things:

●	invest in development of its advertising platform and improve its technology capabilities;

●	invest in its engineering and AI team to improve its solutions;

●	cover sales and marketing expenses; and

●	cover expenses relating to data privacy protection.

Lemeng Interactive’s expenditures may not yield the anticipated returns or benefits to our business, and if it fails to effectively manage its costs, it may not be able to sustain profitability.

Lemeng Interactive may face government actions and civil claims in connection with false, fraudulent, misleading, or otherwise illegal content of advertisements for which we provide advertising services.

Under the Advertising Law of the People’s Republic of China (the “Advertising Law”), where an advertising operator provides advertising design, production or agency services with respect to an advertisement when it knows or should have known that the advertisement is false, fraudulent, misleading, or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke its business licenses under certain serious circumstances.

Under the Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production, or agency services to advertisers for their advertising activities. As our advertising services involve provision of design services to advertisers and agency services, Lemeng Interactive is deemed as an “advertising operator” under the Advertising Law. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals, and medical procedures, Lemeng Interactive is expected to confirm that the advertisers have obtained requisite government approvals, including, among others, operating qualifications, proof of quality inspection for advertised products, government pre-approval of the content of the advertisements, and filings with the local authorities. Lemeng Interactive cannot ensure that each advertisement for which Lemeng Interactive places with its advertising platform or third-party advertising platform or media channels complies with all PRC laws and regulations relevant to advertising activities, that supporting documentation provided by Lemeng Interactive’s customers is authentic or complete or that it is able to identify and rectify all noncompliance in a timely manner. If Lemeng Interactive provides advertising design, production or agency services with respect to an advertisement when Lemeng Interactive knows or should have known that the advertisement is false, fraudulent, misleading, or otherwise illegal, the competent PRC authority may confiscate Lemeng Interactive’s advertising revenue from such services, impose penalties, order Lemeng Interactive to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke Lemeng Interactive’s business licenses under certain serious circumstances.

Moreover, civil claims may be filed against Lemeng Interactive or administrative penalties may be imposed on Lemeng Interactive for fraud, defamation, subversion, negligence, copyright or trademark infringement, or other violations due to the nature and content of the information for which we provide services. In the event Lemeng Interactive is subject to administrative penalties or civil claims in connection with false, fraudulent, misleading, or otherwise illegal advertising content for which we provide advertising services, our reputation, business, financial condition, results of operations and business prospectus may be materially and adversely affected.

If Lemeng Interactive is provided inaccurate or fraudulent data, Lemeng Interactive’s business, financial conditions, results of operations and reputation may be materially and adversely affected.

Lemeng Interactive conducts targeted advertising through our system. Therefore, Lemeng Interactive depends on the accuracy and genuineness of data provided by advertisers and media channels in assessing the behavior of visitors to its media channels and evaluating the performance of the advertisements it delivers. Lemeng Interactive’s data collection and analysis capabilities enable Lemeng Interactive to identify unusual traffic and send alerts to the operators of its advertising platform in real-time. However, there is no assurance that such mechanism will always be effective or adequate. If Lemeng Interactive is provided in accurate or fraudulent data, it may not be able to provide precise targeted advertising and its advertisers may refuse to pay Lemeng Interactive’s advertising fees due to the ineffectiveness of their advertising campaigns through Lemeng Interactive, which may result in disputes between Lemeng Interactive and its advertisers or media channels and materially and adversely affect our business, financial conditions, results of operations and reputation.

Lemeng Interactive faces intensive competition from well-established internet companies, advertising agents and traditional media.

The mobile advertising industry is a rapidly changing, highly competitive and fragmented industry with relatively low entry barriers. With the introduction of new technologies and the influx of new entrants, Lemeng Interactive expects competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

●	ability to deliver return on marketing expenditure at scale;

●	customer trust;

●	geographic reach;

●	breadth and depth of cooperation with advertisers, media channels and other participants in the mobile advertising industry;

●	comprehensiveness of solutions and service offerings;

●	pricing structure and competitiveness;

●	accessibility and user-friendliness of solutions; and

●	brand awareness.

In addition, mobile advertising platforms face competitive pressure from large and well-established internet companies, which have established stronger and broader presence across the online advertising industry and have significantly more financial, technical, marketing and other resources, more extensive customer base, and longer operating histories and greater brand recognition than we do. These companies have access to consumer information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of consumer information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. Mobile advertising platforms also face competition from advertising agents, who may have their own relationships with media channels and can directly connect advertisers with such sources. Furthermore, mobile advertising platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

New technologies and methods of mobile advertising present an evolving competitive challenge, as market participants upgrade or expand their service offerings to capture more marketing spend from advertisers. In addition to existing competitors and their existing service offerings, Lemeng Interactive expects to face competition from new entrants to the mobile advertising industry and new service offerings from existing competitors. If existing or new companies develop, market or resell competitive high-value advertising solutions, acquire one of Lemeng Interactive’s competitors or strategic partners, form a strategic alliance or enter into exclusivity arrangement with one of Lemeng Interactive’s competitors or strategic partners, Lemeng Interactive’s ability to compete effectively could be significantly compromised and its business, results of operations and prospects could be materially and adversely affected.

If Lemeng Interactive’s algorithm for assessing and predicting potential target viewer are or become flawed or ineffective, or if Lemeng Interactive’s targeted advertising fails to improve the marketing results for its advertisers, its reputation and market share may be materially and adversely affected.

Lemeng Interactive’s ability to attract advertisers to, and build trust in, its advertising services depends significantly on its ability to effectively assess and predict viewer interest in relevant advertisements. Lemeng Interactive uses connection tools and algorithms to collect and analyze viewer data, forecast probability of viewers’ potential engagement with a given advertisement, create and tailor the advertisement based on parameters specified by its advertisers. Lemeng Interactive’s algorithm system takes into account multiple sources of data, including customers’ basic profile, viewers’ behavior data and transaction data.

The data Lemeng Interactive collects may not be relevant to all industries, and for certain industries, Lemeng Interactive may not have sufficient data to ensure that our algorithms system would work effectively. Further, Lemeng Interactive does not generally verify the data it gathers, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and as a result, may not reflect a viewer’s genuine interest or accurately predict his or her interaction with a given advertisement. For example, for viewers’ data collected through software development kits (“SDKs”), following the date Lemeng Interactive obtains the relevant data, a viewer’s interest and behavioral pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

In addition, Lemeng Interactive anticipates significant growth in the amount of data it processes as it continues to develop interactive advertising services to meet evolving and growing advertisers demands. As the amount of data and variables Lemeng Interactive processes increases, its algorithms system processes increasingly complex calculations and as a result, the likelihood of defect and errors increases. To the extent Lemeng Interactive’s proprietary algorithms system fail to accurately assess or predict a viewer’s interest in and interaction with relevant advertisement, or experience significant errors or defects, advertisers may not achieve their marketing goals in a cost-effective manner or at all, which could make Lemeng Interactive’s platform less attractive to them, result in damages to Lemeng Interactive’s reputation and a decline in our market share and adversely affect Lemeng Interactive’s business and results of operations.

Lemeng Interactive may experience systems disruptions, software defects, computer viruses and breakdowns, distributed denial of service attacks, or other hacking and phishing attacks on our systems. Any of these events could damage Lemeng Interactive’s market reputation and materially and adversely affect Lemeng Interactive’s business operation and results of operations.

Lemeng Interactive is dependent on the stable operation of our information technology systems including Lemeng Interactive’s advertising platform, telecommunication networks, computer systems, servers and other hardware. Lemeng Interactive’s business success relies on the uninterrupted and secured operation of Lemeng Interactive’s information technology systems and the safekeeping of confidential consumer information and historical online advertising records. Any system outage or data loss or other disruption owing to the events that may be beyond Lemeng Interactive’s control would cause damage to our reputation and expose Lemeng Interactive to liability to third parties.

Lemeng Interactive is susceptible to computer viruses, system breakdowns, power loss or telecommunications failure as a results of hardware deterioration. In addition, Lemeng Interactive’s infrastructure may be subject to distributed denial of service attacks, or other hacking and phishing attacks on Lemeng Interactive’s systems in the future and Lemeng Interactive cannot guarantee that any applicable recovery system, security protocol, network protection mechanisms or other defense procedures are or will be adequate to prevent such network or service interruptions, system failures or data losses. Lemeng Interactive’s infrastructure and systems may also be breached if any vulnerabilities therein are exploited by unauthorized third parties. If Lemeng Interactive fails to repair or maintain our information technology systems in a timely manner, our business may be temporarily disrupted, which could have a material and adverse impact on Lemeng Interactive’s business.

Lemeng Interactive’s efforts to expand our advertising services provided through Lemeng Interactive’s advertising platform may not succeed and may reduce our revenue growth rate, which may materially and adversely affect Lemeng Interactive’s business, financial condition and results of operations.

Lemeng Interactive derives significant revenue from providing technology services through its advertising platform, and we expect this will continue for the foreseeable future. Lemeng Interactive’s efforts to expand our advertising services provided through its advertising platform may not succeed and may reduce Lemeng Interactive’s revenue growth rate. Further, the introduction of significant technology changes and upgrades of Lemeng Interactive’s advertising platform may not be successful or result in significant revenue.

Additionally, if Lemeng Interactive is unable to develop enhancements to and new features for its existing or new solutions and services that keep pace with the changing technology, Lemeng Interactive’s business could be adversely affected. The success of enhancements, new features, solutions and services depends on several factors, including the timely completion, introduction and market acceptance of the feature. Failure in this regard may significantly impair Lemeng Interactive’s revenue growth as well as negatively impact Lemeng Interactive’s operating results if the additional costs are not offset by additional revenue.

If Lemeng Interactive is unable to protect our proprietary information or other intellectual property, Lemeng Interactive’s business could be adversely affected.

Lemeng Interactive relies on a combination of copyright, trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of copyright or invention assignment agreements with Lemeng Interactive’s key employees and third parties with whom Lemeng Interactive does business, to establish, maintain and protect Lemeng Interactive’s proprietary information and other intellectual property. Lemeng Interactive may not be able to efficiently detect and prevent all misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property. For example, contractual restrictions may be breached, and Lemeng Interactive may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, Lemeng BJ may not be able to enter into agreements or arrangements with everyone who has access to Lemeng Interactive’s proprietary information or contributes to the development of Lemeng Interactive’s intellectual property. Moreover, Lemeng Interactive’s trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations Lemeng Interactive may have no or limited rights to stop others’ use of our information. Furthermore, to the extent that our employees or other third parties with whom Lemeng Interactive does business use intellectual property owned by others in their work for Lemeng Interactive, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, Lemeng Interactive’s intellectual property is disclosed or misappropriated, it would have an adverse effect on Lemeng Interactive’s business, financial condition and results of operations.

Lemeng Interactive may be subject to claims by third parties for intellectual property infringement.

Lemeng Interactive depends to a large extent on its ability to effectively develop and maintain intellectual property rights relating to its business. However, Lemeng Interactive cannot assure you that third parties will not put forward claims that its business infringes upon or otherwise violates patents, copyrights or other intellectual property rights which they hold, whether valid or otherwise. Lemeng Interactive may face allegations that Lemeng Interactive has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including its competitors, or allegations that Lemeng Interactive is involved in unfair trade practices. Lemeng Interactive’s mobile advertising business may become involved in litigious proceedings relating to allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and violations of rights of third parties. The validity, enforceability and scope of protection of intellectual property rights, particularly within China, are still evolving. As Lemeng Interactive faces increasing competition and as litigation becomes a more commonly pursued method for resolving commercial disputes in China, Lemeng Interactive faces a higher risk of being the subject of intellectual property infringement claims.

Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Further, there is no guarantee that Lemeng Interactive can obtain favorable final outcomes in all cases. Such intellectual property claims may harm its brand and reputation, even if they are vexatious or do not result in liability. Any resulting liability or expenses, or changes required to Lemeng Interactive’s products or services to reduce the risk of future liability, may have a material adverse effect on Lemeng Interactive’s business, results of operations and prospects.

If Lemeng Interactive fails to detect fraud or prevent its customers’ advertisements from appearing on undesirable mobile apps, our reputation will suffer, which would harm its brand and reputation and negatively impact our business, financial condition and results of operations.

Lemeng Interactive’s business depends on providing advertisers with a service that they trust, and Lemeng Interactive seeks to take reasonable measures to prevent advertisers’ advertisements from appearing on undesirable mobile apps or on certain mobile apps that they identify. Lemeng Interactive uses proprietary technology to detect click fraud. Lemeng Interactive also uses advertising filter to prevent its customers’ advertisements from appearing on undesirable mobile apps. Preventing and combating fraud requires constant monitoring, and Lemeng Interactive may not always be successful in its efforts to do so. Lemeng Interactive may serve advertising on inventory that is objectionable to its advertisers, and Lemeng Interactive may lose the trust of its advertisers, which would harm its brand and reputation and negatively impact our business, financial condition and results of operations.

Any negative publicity with respect to Lemeng Interactive, the mobile advertising industry in general or Lemeng Interactive’s partners may materially and adversely affect Lemeng Interactive’s reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise about the mobile advertising industry in general or Lemeng Interactive in particular, including on the quality, effectiveness and reliability of mobile advertising solutions, privacy and security practices, and marketing content, even if inaccurate, could adversely affect Lemeng Interactive’s reputation and customer confidence in, and the use of, our solutions. Harm to Lemeng Interactive’s reputation and customer confidence can also arise for many other reasons, including employee misconduct, misconduct of Lemeng Interactive’s data and media channels or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to Lemeng Interactive’s data, advertising platform or media channels could also affect our business and results of operation to the extent that our business rely on these partners.

Misconduct, errors and failure to function by Lemeng Interactive’s employees and the breach of data privacy regulation or leakage of consumer data could harm Lemeng Interactive’s business and reputation.

Lemeng Interactive is exposed to many types of operational risks, including the risk of misconduct and errors by its employees and the breach of data privacy regulation or leakage of consumer data. Lemeng Interactive’s business depends on its employees to process a large set of consumer data and business information relating to its customers. Lemeng Interactive could be materially adversely affected if such data or information was disclosed to unintended recipients or if Lemeng Interactive experiences an operational breakdown whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of its operations or systems. Lemeng Interactive could also be materially adversely affected if its employees absconded with the consumer data or used its know-how to compete with Lemeng Interactive. Although employees have left Lemeng Interactive in the past and may have violated the non-compete and non-solicitation clauses in their employment agreements with little impact on Lemeng Interactive’s business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in Lemeng Interactive’s diminished ability to operate its business, potential liability to its customers, inability to attract future customers, reputational damage, regulatory intervention and financial harm, which could negatively impact its business and results of operations.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject Lemeng Interactive to enforcement actions for compliance failures, or restrict portions of its business or cause Lemeng Interactive to change its advertising platform or business model.

Governments across the world, including the PRC governments, have enacted or are considering enacting legislation relating to online businesses. There may be an increase in legislation and regulation related to online advertising, including mobile advertising business the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. These laws and regulations could adversely affect the demand for or effectiveness and value of Lemeng Interactive’s advertising services, force us to incur substantial costs or require Lemeng Interactive to change its business practices in a manner that could adversely affect its business and results of operations or compromise its ability to effectively pursue its growth strategies.

In recent years, the PRC government has enacted legislation relating to internet use to protect personal information from any unauthorized disclosure. For example, the PRC Cyber Security Law, promulgated by the Standing Committee of the National People’s Congress (“SCNPC”), stipulate that network operators shall publicize the rules of collection and use, clearly state the purpose, method and scope of information collection and use, and obtain the consent of the user. And without the consent of the user, network operators shall not provide personal information to others, except that the specific individual cannot be identified and cannot be recovered after processing.

In addition, SCNPC promulgated the Data Security Law of the People’s Republic of China (the “Data Security Law”) on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system. The classification of data is based on its importance in economic and social development, as well as the degree of harm expected to be caused to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The security assessment mechanism was also included in the Personal Information Protection Law (the “Personal Information Protection Law”), which was promulgated in August 2021 and became effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.

The above laws and regulations are relatively new and subject to interpretation by the regulator. Although Lemeng Interactive only gains access to limited personal contact information that is necessary for, and relevant to, the services provided, Lemeng Interactive cannot assure you that whether the data Lemeng Interactive obtains and uses may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. Lemeng Interactive has placed great emphasis on protection of consumer’s data privacy and have established the information security management system adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. Lemeng Interactive strives to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which Lemeng Interactive does business, and the measures Lemeng Interactive takes to comply with these laws, regulations and industry standards may not always be effective. In addition, there has been an increase in regulatory activities in connection with privacy and data protection in China, and the regulatory landscape is becoming more complex with increasingly strict requirements. Lemeng Interactive may be subject to litigation or enforcement action or reduced demand for our solutions or services if Lemeng Interactive, its suppliers or its clients fail to abide by applicable privacy laws or to provide adequate notice and/or obtain consent from end users. Any proceeding or perception of concerns relating to Lemeng Interactive’s collection, use, disclosure, and retention of data, including its security measures applicable to the data Lemeng Interactive collects, whether or not valid, could adversely affect its reputation, force it to spend significant amounts on defense of these proceedings, distract our management, increase our costs of doing business and inhibit the use of its advertising services, which could materially and adversely affect its business, results of operations and prospects.

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on Lemeng Interactive’s reputation, and discourage current and potential consumers and users from using its services and adversely affect its business.

Lemeng Interactive’s business involves some anonymous personal contact information. Concerns about Lemeng Interactive’s practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage Lemeng Interactive’s reputation and operations. While Lemeng Interactive adopted some measures to comply with the laws and regulations relating to the protection of personal information in China, Lemeng Interactive cannot guarantee the effectiveness of these measures. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of its employees to comply with its internal control measures, may result in negative publicity and legal proceedings or regulatory actions against it, and could damage its reputation, discourage current and potential agents, consumers and service providers from using our services and subject it to fines and damages, which could have a material adverse effect on its business and results of operations.

Lemeng Interactive’s business is sensitive to general economic conditions, and any severe or prolonged downturn in the global or PRC economy could materially and adversely affect its business and financial condition.

Economic conditions in China are sensitive to global economic conditions. Since Lemeng Interactive derives, and expects to continue to derive, all of its revenue from China, its business and prospects may be affected by economic conditions in China. Lemeng Interactive relies on the spending of advertisers and, as a result, users of Lemeng Interactive’s products, for its revenue, which may in turn depend on their level of disposable income, perceived future earnings and willingness to spend. Due to uncertain global economic conditions, particularly the current trade tension between the U.S. and China, our customers may reduce the amount they spend on mobile advertising. In addition, renewed financial turmoil affecting the financial markets, banking systems or currency exchange rates may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all, which could also materially and adversely affect its business, results of operations and prospects.

Lemeng Interactive’s insurance coverage may be inadequate to cover all significant risk exposures.

Lemeng Interactive maintains limited insurance policies covering certain potential liabilities. There can be no assurance that such coverage will be available or sufficient to cover all Lemeng Interactive’s risk exposures. If insurance coverage is unavailable or insufficient to cover any such exposures, Lemeng Interactive may incur substantial costs which, in turn, could materially and adversely affect its business, financial condition and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect Lemeng Interactive’s ability to conduct our business.

The licensing requirements within the PRC mobile advertising and the value-added services industry are constantly evolving and Lemeng Interactive may be subject to more stringent regulatory requirements due to changes in the political or economic policies in China. The failure to obtain and/or maintain the licenses and permits required to conduct our business may subject Lemeng Interactive to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of Lemeng’s consolidated VIE could materially and adversely affect Lemeng’s business, financial condition and results of operations. See “Regulations” for more details. However, Lemeng Interactive cannot assure you that we will be able to successfully maintain these value-added telecommunication licenses or complete the updating and renewal of the filing records of our value-added telecommunication licenses with local counterparts of the Ministry of Industry and Information Technology, or the MIIT, on a timely basis. Failure to do so may materially and adversely affect our business, financial condition, results of operations and prospects.

Besides, as of the date of this prospectus, Lemeng’s WFOE, Leshen, is in process of obtaining the permission for opening bank account and the registration certificate of foreign exchange. Lemeng cannot assure you that Leshen will be able to successfully obtain the above permission or certificate on a timely basis. Failure to do so may adversely affect Lemeng’s business, results of operations and prospects.

Failure to comply with regulations on the operation and management of telecommunications services could have an adverse effect on Lemeng Interactive’s reputation, and discourage current and potential partners from cooperating with Lemeng Interactive and adversely affect Lemeng Interactive’s business.

According to the Administrative Measures on Telecommunications Business Permits promulgated by the MIIT on July 3, 2017, telecommunications business operators shall report their business operation, service quality and other information to the license issuing authority in the first quarter of each year, and the telecommunication administration shall, according to the random inspection, daily supervision and punishment records, establish a list of bad telecommunication business operations (“Bad List”) and a list of dishonest telecommunication business operations (“Dishonest List”). If a telecommunications business operator fails to submit the annual report information within the time limit required by the administration, it shall be listed in the Bad List. If a telecommunications business operator included in the Bad List is again ordered by the telecommunications administration to suspend business for rectification or revoke its business license, or under other circumstances specified by the MIIT within three years, it shall be included in the Dishonest List. One of Lemeng BJ’s subsidiaries, Lemeng XJ failed to submit on time and has been included in the Bad List. Lemeng XJ has completed the supplementary submission and could be removed from the Bad List after being confirmed by the telecommunications administration. As of the date of this prospectus, Lemeng Interactive has not received any order or notice or penalty from the local authorities nor any claims or complaints from any other third parties. The record of being listed in the Bad List and any failure to comply with all applicable regulations on the operation and management of telecommunications services, may result in a bad social reputation and have a material adverse effect on our results of operations.

Lemeng Interactive may be involved in legal and other proceedings arising out of its operations from time to time and may face significant liabilities as a result.

Lemeng Interactive may be involved in disputes arising from its operations. These disputes may lead to various legal or other proceedings and may result in substantial costs, damages to Lemeng Interactive’s brand and reputation and a diversion of resources and management’s attention. In addition, Lemeng Interactive may have disagreements with regulatory bodies in the course of our operations which may subject it to administrative proceedings and unfavorable decrees that result in pecuniary liabilities or otherwise disrupt our business operations. We cannot assure you that Lemeng Interactive will not be involved in any major disputes or legal or other proceedings in the future. Furthermore, Lemeng Interactive seeks to structure its business in a tax efficient manner. If any of Lemeng Interactive’s arrangements is successfully challenged by the relevant tax authorities, Lemeng Interactive may incur additional tax liabilities, which could adversely affect Lemeng Interactive’s financial condition or results of operations. In addition, from time to time, Lemeng Interactive’s directors and senior management may be parties to litigation or other legal proceedings. Even though Lemeng Interactive may not be directly involved in such proceedings, such proceedings may affect Lemeng Interactive’s reputation and, consequently, adversely impact Lemeng Interactive’s business.

The global coronavirus COVID-19 pandemic may materially and adversely affect Lemeng Interactive’s results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted in 2020. This pandemic has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption slowdown of the world’s economy in 2020 and beyond had, and may continue to have, a material adverse effect on our results of operations and financial condition. Some of our customers and vendors experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which increased the likelihood of default from our customers. As of the date of this prospectus, the COVID-19 pandemic is generally considered under control in China. In light of the current circumstances, based on available information, Lemeng Interactive estimates its financial results will not be adversely affected in fiscal year 2021. However, the extent to which the COVID-19 pandemic may impact Lemeng Interactive’s business, operations and financial results from this point forward will depend on numerous evolving factors that Lemeng Interactive cannot accurately predict at this time. Lemeng Interactive is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, Lemeng Interactive may be subject to further negative impact on its business operations and financial condition.

Risks Relating to Our Contractual Arrangements and Our Corporate Structure (the “VIE structure”)

If the PRC government determines that our VIE Agreements do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Agreements and the relinquishment of our interest in our Consolidated Affiliated Entities.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunications services and other related businesses. Under the Special Administrative Measures for Access of Foreign Investment (2021 Edition) (“Negative List (2021)”), Lemeng Interactive’s mobile internet marketing services fall into the value-added telecommunications services which is considered restricted. To comply with PRC laws and regulations, we conduct our mobile internet marketing services in China through Lemeng BJ and its subsidiaries, based on the VIE structure and a series of VIE Agreements by and among WFOE, Lemeng BJ and the Registered Shareholders. As a result of these VIE Agreements, we consolidate or combine their results of operations into our financial statements. Lemeng BJ and its subsidiaries hold the licenses, approvals and key assets that are essential for the operations of Lemeng Interactive’s mobile internet marketing services.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws and regulations. If we are found in violation of any PRC laws or regulations, or if the VIE structure is disallowed by the relevant governmental authorities, or if the VIE Agreements among WFOE, Lemeng BJ and the Registered Shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the VIE Agreements;

●	revoke Lemeng Interactive’s business and operating licenses related to Lemeng BJ’s mobile internet marketing services business;

●	require Lemeng Interactive to discontinue or restrict operations related to its mobile internet marketing services business;

●	restrict Lemeng Interactive’s right to collect revenue generated from its mobile internet marketing services business;

●	restrict or prohibit our use of the proceeds from overseas offering to finance our PRC Consolidated Affiliated Entities’ business and operations;

●	levy fines on Lemeng Interactive and/or confiscate the proceeds that they deem to have been obtained through noncompliant operations;

●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets related to mobile internet marketing our business;

●	impose additional conditions or requirements with which we may not be able to comply; or

●	take other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in our Consolidated Affiliated Entities, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the VIE Agreements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and VIE Agreements. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiary or the right to receive their economic benefits, we would no longer be able to consolidate our Consolidated Affiliated Entities, which could effectively eliminate the assets, revenue and net income from our balance sheet and adversely affect our results of operations, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

Our VIE Agreements may not be as effective in providing operational control as direct ownership and the Consolidated Affiliated Entities or the Registered Shareholders may fail to perform their obligations under our VIE Agreements.

We conduct our mobile internet marketing services business in China through the Consolidated Affiliated Entities, based on a series of VIE Agreements by and among WFOE, Lemeng BJ and the Registered Shareholders. Lemeng Interactive’s revenue and cash flow from its mobile internet marketing services related businesses are attributed to the Consolidated Affiliated Entities. The VIE Agreements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the Consolidated Affiliated Entities, which, in turn, could affect changes, subject to any applicable fiduciary obligations at the management level. However, under the VIE Agreements, as a legal matter, if the Consolidated Affiliated Entities or the Registered Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. For example, if the Registered Shareholders were to refuse to transfer their equity interest in Lemeng BJ to Leshen or Leshen’s designee when Leshen exercises the call option pursuant to the VIE Agreements, or if they were otherwise to act in bad faith toward us, we might have to take legal action to compel them to perform their respective contractual obligations. In the event we are unable to enforce these VIE Agreements or we experience significant delays or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exert effective control over our Consolidated Affiliated Entities and may lose control over the assets owned by the Consolidated Affiliated Entities. As a result, we may be unable to consolidate the Consolidated Affiliated Entities in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our VIE Agreements may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

According to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to challenge by the PRC tax authorities, additional taxes and interest may be imposed. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that transactions under the VIE Agreements between WFOE and Lemeng BJ were not conducted on an arm’s-length basis as the PRC tax authorities have the authority to make special tax adjustments on Lemeng BJ’s ’s tax position. Such adjustments may adversely affect us by increasing Lemeng BJ’s tax expenses without reducing the tax expenses of WFOE, subjecting Lemeng BJ to late payment fees and other penalties for under-payment of taxes. Our consolidated results of operations may be adversely affected if Lemeng BJ’s tax liabilities increase or if it is subject to late payment fees or other penalties.

The Registered Shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

We conduct mobile internet marketing services business through the Consolidated Affiliated Entities. The Registered Shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us if they believe it would further their own interest or if they otherwise act in bad faith. We cannot assure you that when conflicts of interest arise between us and Lemeng BJ, the shareholders will act completely in our interests or that the conflicts of interest will be resolved in our favor.

In addition, the Registered Shareholders may breach or cause Lemeng BJ to breach the VIE Agreements. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of Lemeng BJ to enforce the equity pledge in the case of the shareholders’ breach of the VIE Agreements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains.

The Registered Shareholders may also be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in Lemeng BJ and the validity or enforceability of our VIE Agreements with Lemeng BJ and the Registered Shareholders. For example, in the event that any individual shareholder of Lemeng BJ divorces his or her spouse, the spouse may claim that the equity interest of Lemeng BJ held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our VIE Agreements, which could result in a requirement that we deconsolidate the financial results of Lemeng Interactive. Similarly, if any of the equity interests of Lemeng BJ is inherited by a third party with whom the current VIE Agreements are not binding, we could lose our ability to consolidate the financial results of Lemeng Interactive or to incur unpredictable costs to seek to maintain such consolidation, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current VIE Agreements, (i) Lemeng BJ’s shareholders’ spouses have executed Spousal Consent Letters under which the spouses agree not to assert any rights over the equity interest in Lemeng BJ held by these shareholders, and (ii) it is expressly provided that Lemeng BJ and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. If Lemeng BJ or the Registered Shareholders breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to consolidate Lemeng Interactive’s financial results and otherwise result in negative publicity. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We conduct our mobile internet marketing services in the PRC through the Consolidated Affiliated Entities by way of the VIE Agreements, but certain of the terms of the VIE Agreements may not be enforceable under PRC laws.

All the agreements which constitute the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the VIE Agreements. Meanwhile, there are very few precedents and little formal guidance as to how VIE Agreements in the context of a consolidated affiliate entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce the VIE Agreements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

If we exercise the option to acquire equity ownership of Lemeng BJ, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including Internet Content Provider (“ICP”) services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas (the “Qualification Requirements”). Currently none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. Although we plan to take measures to meet the Qualification Requirements, we face the risk of not satisfying the requirement promptly. If the PRC laws allow foreign investors to invest in value-added telecommunications enterprises in China, we may be unable to unwind the VIE Agreements before we are able to comply with the Qualification Requirements, or if we attempt to unwind the VIE Agreements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition and results of operations.

Pursuant to the VIE Agreements, WFOE, or its designated person, has the exclusive right to purchase all or any part of the equity interests in Lemeng BJ from the Registered Shareholders at the lowest price allowed by the laws and regulations of the PRC at the time of exercise and the Registered Shareholders shall return all amount of purchase price they have received to WFOE. If such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress (“NPC”) promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The PRC Foreign Investment Law does not explicitly classify whether consolidated affiliated entities based on contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our VIE Agreements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List (2021). The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; and (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List (2021). If VIE Agreements with Lemeng BJ are deemed as foreign investment in the future, and any business of Lemeng BJ is “restricted” or “prohibited” from foreign investment under the Negative List (2021) effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the VIE Agreements with Lemeng BJ may be deemed as invalid and illegal, and we may be required to unwind such VIE Agreements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

The Negative List (2021) also stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the National Development and Reform Commission (“NDRC”) in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE structure may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business operations and the value of our Ordinary Shares.

Risks Related to Doing Business in China

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 14 of this prospectus before purchasing our Ordinary Shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Ordinary Shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering under PRC rules, regulations or policies.

We are potentially subject to significant regulation by various agencies of the Chinese government. The WFOE and the VIE and its subsidiaries are required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, Lemeng Interactive has obtained ICP license for provision of internet value-added services. We cannot assure you that Lemeng Interactive can successfully update or renew the licenses required for its mobile internet marketing services in a timely manner or that such license is sufficient to conduct all of its present or future mobile internet marketing services.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Although we believe that CSRC’s approval under the M&A Rules is not required for the listing and trading of our Class B Shares on Nasdaq in the context of this offering, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Overseas Issuance and Listing Regulations Drafts”), both of which have a comment period that expired on January 23, 2022. The Overseas Issuance and Listing Regulations Drafts lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

The Overseas Issuance and Listing Regulations Drafts, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Issuance and Listing Regulations Drafts on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. On December 27, 2020, the Ministry of Commerce (“MOFCOM”), and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021). The Negative List (2021) stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we should obtain such approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

On October 29, 2021, the Cyberspace Administration of China (“CAC”) published the Draft Outbound Data Transfer Security Assessment Measures (the “Draft Outbound Data Transfer Security Assessment Measures”), which specify the circumstances in which data handlers providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration, including, among others, the operator of critical information infrastructure provide personal information outbound collected and generated by them. On November 14, 2021, the Cyberspace Administration of China published the Administrative Regulations on Internet Data Security (Draft for Comment), or the “Administrative Regulations Draft”, which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We do not believe our or Lemeng Interactive’s business and activities would affect or may affect national security and we are not sure whether we and Lemeng Interactive are among the “operators of critical information infrastructure,” “online platform operators,” “data processors,” or “data handlers” as mentioned in the relevant regulations, however, the Measures for Cybersecurity Review (2021 version) was recently adopted, and the Administrative Regulations Draft are in the process of being formulated, we do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this offering. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

Our business is subject to various government regulations and regulatory interference. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although as of the date of this prospectus, we have not been involved in any investigations initiated by the applicable governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect, it is uncertain whether or when we might be required to obtain permission from any related PRC government to list our shares on Nasdaq, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

If Lemeng Interactive fails to prevent security breaches, improper access to or disclosure of Lemeng Interactive’s data or user data, or other hacking and attacks, Lemeng Interactive may lose users, and its business, reputation, financial condition and results of operations may be materially and adversely affected.

Lemeng Interactive has employed significant resources to develop its security measures against breaches. Although Lemeng Interactive has not experienced any material disruptions, outages, cyberattacks, attempts to breach its systems, or other similar incidents and do not expect the occurrence of such incidents in the future, Lemeng Interactive’s cybersecurity measures may not detect, prevent or control all attempts to compromise its systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by its systems or that it otherwise maintains. Breaches of its cybersecurity measures could result in unauthorized access to its systems, misappropriation of information or data, deletion or modification of customer information, or a denial-of-service or other interruption to its business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against Lemeng Interactive or its supporting service providers, Lemeng Interactive may be unable to anticipate, or implement adequate measures to protect against, these attacks.

Lemeng Interactive is likely in the future to be subject to these types of attacks. If Lemeng Interactive is unable to avert these attacks and security breaches, it could be subject to significant legal and financial liabilities, its reputation would be harmed and it could sustain substantial revenue loss from lost sales and customer dissatisfaction. Lemeng Interactive may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target Lemeng Interactive, its suppliers, customers or other participants, or the internet infrastructure on which it depends. Actual or anticipated attacks and risks may cause Lemeng Interactive to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As Lemeng Interactive does not carry cybersecurity insurance, it will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm Lemeng Interactive’s reputation and business, but also could materially decrease its revenue and net income.

The VIE or the holding company may be subject to approval or other requirement from PRC authorities in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Ordinary Shares may decrease or become worthless.

Our company, our subsidiaries, and VIE are currently not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the VIE’s operation, nor have we, our subsidiaries, or VIE applied for or received any denial for the VIE’s operation. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On December 24, 2021, the CSRC released the Overseas Issuance and Listing Regulations Drafts. The Overseas Issuance and Listing Regulations Drafts lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. It is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted or implemented and whether it applies to listed companies. If we are required to make filing for the offering, we will need to comply with the aforesaid filing requirements. Moreover, we could be subject to the filing requirement for future share offering, major changes in our company and other scenario as required under the Overseas Issuance and Listing Regulations Drafts.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges or enter into VIE agreements (including retroactively), and even if such permission is obtained, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Furthermore, there are substantial uncertainties regarding the interpretation and application of the laws and regulations governing our and Lemeng Interactive’s business, or the enforcement and performance of our VIE Agreements and the VIE structure. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and Lemeng Interactive would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and our Lemeng Interactive’s business and reputation. If the PRC government determines that our VIE Agreements and the VIE structure do not comply with applicable laws, it could revoke Lemeng Interactive’s business and operating licenses, require Lemeng Interactive to discontinue or restrict the VIEs’ operations, restrict Lemeng Interactive’ right to collect revenues, require Lemeng Interactive to restructure the operations, impose additional conditions or requirements with which Lemeng Interactive may not be able to comply, impose restrictions on our business operations, or take other regulatory or enforcement actions against Lemeng Interactive that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or Lemeng Interactive’s business operations or restrict Lemeng Interactive from conducting a substantial portion of their business operations, which could materially and adversely affect Lemeng Interactive’s business, financial condition and results of operations. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual rights over the assets of Lemeng Interactive.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Lemeng cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of its contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We are also subject to the legal and operational risks associated with being based in and having substantially all operations in China. These risks may result in material changes in operations, or a complete hindrance of Lemeng’s ability to offer or continue to offer its securities to investors, and could cause the value of Lemeng’s securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was issued, which will become effective on February 15, 2022. As of the date of this prospectus, the above regulations have not impacted our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our overall business and financial outlook.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class B Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The CSRC may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our Chinese operations.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and BOSS Zhipin of Kanzhun Limited (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

Therefore, China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering and Lemeng Interactive’s business operations, and, if required, we cannot predict whether Lemeng Interactive will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

We may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures (2020), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and will become effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) shall be repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators controlling personal information of more than 1 million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. And on November 14, 2021, the CAC published the Administrative Regulations Draft. The Administrative Regulations Draft provide that data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The state establishes a data classification protection system. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. The Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft further requires that online platform operators and data processing operators that possess personal data of at least one (1) million users must apply for a cybersecurity review, if they plan to conduct listings in foreign countries.

While the Cybersecurity Review Measures (2021 Version) were recently adopted and the Administrative Regulations Draft has been released for public comment, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO,” “online platform operators,” “data processors,” or “data handlers” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like Lemeng Interactive. We do not believe our or Lemeng Interactive’s business and activities would affect or may affect national security and we are not sure whether we and Lemeng Interactive are among the “operators of critical information infrastructure,” “online platform operators,” “data processors,” or “data handlers” as mentioned above. However, as of the date of this prospectus, Lemeng Interactive has not received any notice from any authorities identifying it as a CIIO or an online platform operator or requiring it to undertake a cybersecurity review by the CAC. Further, Lemeng Interactive has not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. As the interpretation or implementation of those rules and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft, there is no assurance that Lemeng Interactive would not be subject to the cybersecurity review or other governmental procedures under those rules. If any such new laws, regulations, rules, or implementation and interpretation come into effect, Lemeng Interactive expects to take all reasonable measures and actions to comply. We cannot assure you that Lemeng Interactive can fully or timely comply with such laws should they be deemed applicable to its operations. Lemeng Interactive may be required to suspend new user registration in China or experience other disruptions to its operations should it be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in negative publicity with respect to Lemeng Interactive and diversion of its managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact its operations and it cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq Capital Market and the offering as well can be taken in a timely manner, or at all.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of Lemeng Interactive’s responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject Lemeng Interactive to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for Lemeng Interactive’s employees has also increased in recent years. Lemeng Interactive expects that its labor costs, including wages and employee benefits, will continue to increase. Unless Lemeng Interactive can pass on these increased labor costs to those who pay for its services, its profitability and results of operations may be materially and adversely affected.

In addition, Lemeng Interactive has been subject to stricter regulatory requirements in terms of entering into labor contracts with employees and paying various statutory employee benefits, including pensions insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that Lemeng Interactive decides to terminate some of its employees or otherwise change its employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit its ability to effect those changes in a desirable or cost-effective manner, which could adversely affect its business and results of operations.

We cannot assure you that Lemeng Interactive has complied, or as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that Lemeng Interactive will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, to contribute to the housing provident fund, and to make overtime payment and other similar payment payable by Lemeng Interactive to its employees. If it is deemed to have violated relevant labor laws and regulations, Lemeng Interactive could be required to provide additional compensation to employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. In such an event, our business, financial condition and results of operations will be adversely affected.

Our business may be negatively affected by the potential obligations if Lemeng Interactive fails to comply with social insurance and housing provident fund related laws and regulations.

Lemeng Interactive is required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Lemeng Interactive could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject Lemeng Interactive to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Lemeng Interactive engages third-party human resources agencies to pay social insurance and housing provident fund for some of its employees. Any failure to make such contribution by these third-party agents may directly expose Lemeng Interactive to penalties imposed by the local authorities and/or legal claims raised by its employees. And some of Lemeng BJ’s subsidiaries have not completed the social insurance registration and the housing fund registration that have no employees, and Lemeng Interactive did not make contributions in full for the social insurance fund and housing provident fund for its employees as required under the relevant PRC laws and regulations. Although Lemeng Interactive has not received any order or notice from the local authorities nor any claims or complaints from its current and former employees regarding its non-compliance in this regard, Lemeng Interactive cannot assure you that Lemeng Interactive will not be subject to any order to rectify non-compliance in the future, nor can Lemeng Interactive assures you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against Lemeng Interactive, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, Lemeng Interactive may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial condition and results of operations.

Some of the lease agreements of Lemeng Interactive leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose it to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this prospectus, some of Lemeng Interactive lease agreements for its leased buildings in China have not been registered with the relevant PRC government authorities. In the event that any fine is imposed on Lemeng Interactive for its failure to register our lease agreements, Lemeng Interactive may not be able to recover such losses from the lessors.

Lemeng Interactive’s rights to use its leased properties could be challenged by property owners or other third parties, which may disrupt its operations and incur relocation costs.

As of the date of this prospectus, the lessors of Lemeng Interactive leased properties in China failed to provide it with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties, and Lemeng Interactive has subleased certain of its leased properties to the third parties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to Lemeng Interactive, in which case the relevant lease agreements and the sublease agreements may be deemed invalid and Lemeng Interactive may be forced to vacate these properties. There may be another risk that the usage Lemeng Interactive uses the leased properties is inconsistent of the designated usage, in which case Lemeng Interactive may not continue use the leased properties. The above risks could interrupt Lemeng Interactive’s business operations and incur relocation costs. Moreover, if Lemeng Interactive’s lease agreements are challenged by third parties, it could result in diversion of management attention and cause Lemeng Interactive to incur costs associated with defending such actions, even if such challenges are ultimately determined in Lemeng Interactive’s favor.

Lemeng may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and provide services in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or agents of our WFOE or VIE, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or agent of our WFOE or VIE may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for Lemeng Interactive’s services and materially and adversely affect our competitive position.

Substantially all of Lemeng Interactive’s business operations are conducted in China. Accordingly, its business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The PRC government exercises significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects Lemeng Interactive’s business, its growth rate or strategy, our results of operations could be adversely affected as a result.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to Leshen and Lemeng BJ, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through Leshen and Lemeng BJ. We may make loans to Leshen and Lemeng BJ subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned subsidiaries in China, we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of the aforementioned ways of making loans or investments in PRC entities are subject to PRC regulations, registrations, submission or approvals. For example, any loans to Leshen and Lemeng BJ are subject to applicable foreign loan registrations with the local counterpart of the State Administration of Foreign Exchange (“SAFE”) and limitation on amount under PRC law. If we decide to finance Leshen by means of capital contributions, these capital contributions are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective June 2015 and amended in December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to Leshen, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, submission or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to Leshen or the VIE or its subsidiaries or with respect to future capital contributions by us to Leshen. If we fail to complete such registrations, submission or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a holding company, and we rely for funding on dividend payments from Leshen and Lemeng Interactive, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through Leshen and Lemeng Interactive. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from Leshen and Lemeng Interactive. If they incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of the Lemeng Interactive or Leshen, calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we, Leshen or Lemeng Interactive may enter into in the future may also restrict their ability to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of the VIE or our PRC Subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

The VIE and its subsidiaries hold certain assets that are important to our business operations. If any of the VIE or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and lastly amended in 2019, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective on May 13, 2013 and lastly amended in 2019, if our PRC Subsidiary undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Lemeng Interactive’s financial statements are prepared under different accounting standards than our consolidated financial statements.

Lemeng Interactive prepares the financial statements for each of its subsidiaries that are PRC legal entities in accordance with the requirements of generally accepted accounting principles in China, or PRC GAAP. These financial statements drive how we calculate the taxes payable for operations of these subsidiaries. By contrast, we prepare the consolidated financial statements for Lemeng in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The process of consolidating the financial statements and changing from PRC GAAP to U.S. GAAP requires us to make certain adjustments on consolidation. This can result in some discrepancies between the financial statements used to prepare our tax filings in China and the financial statements audited by our independent registered accounting firm and subsequently filed with the SEC. We intend to continue reporting in this manner following the completion of the offering. To the extent the discrepancies between PRC GAAP and U.S. GAAP are material, we could find, for example, that a PRC subsidiary or VIE shows taxable income for which payment of taxes is due, while our U.S. GAAP-audited financial statements show taxable loss.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Since Lemeng Interactive’s major operations and assets are in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, Lemeng Interactive or either of our directors or executive officers.

Lemeng Interactive conduct substantially all of their operations in China and substantially all of our operations are in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us, Lemeng Interactive or any of these persons. See “Enforceability of Civil Liabilities.”

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system has inherent uncertainties that could limit the legal protection available to our Shareholders. As substantially all Lemeng Interactive’s business operations are in China, Lemeng Interactive is principally governed by PRC laws, rules and regulations. The PRC Government has been developing a commercial law system and has made significant progress in promulgating laws and regulations relating to economic affairs and matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade.

However, many of these laws and regulations are relatively new, and because of the limited volume of published decisions, their implementation and interpretation involve uncertainties and may not be as consistent and predictable as in other jurisdictions. In addition, the PRC legal system is based in part on government policies and administrative rules that may have a retroactive effect. As a result, Lemeng Interactive may not be aware of any violation of these policies and rules until sometime after such violation has occurred. Furthermore, the legal protection available to our Shareholders under these laws, rules and regulations may be limited. Any litigation or regulatory enforcement action in China may be protracted and may result in substantial costs and diversion of resources and management attention.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cyber security and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

There are uncertainties under the PRC laws relating to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

On December 28, 2019, the newly amended Securities Law of the PRC (the “PRC Securities Law”) was officially promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (the “Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration. Article 177 further provides that the overseas securities regulatory authorities may not carry out investigations and evidence collection directly within the territory of the PRC, and that no Chinese entity or individual is allowed to provide any documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Moreover, the Civil Procedure Law of the PRC, promulgated in 1991 and last amended in 2017, provides that except for the request for and provision of judicial assistance in accordance with international treaties concluded or participated by the PRC, or via diplomatic channels, no foreign agency or individual may, without the consent of the competent authorities of the PRC, carry out investigation or collect evidence within the territory of the PRC.

It is our understanding that (i) the Article 177 is applicable in the circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent PRC authorities) and (ii) as of the date of this prospectus, we are not aware of any implementing rules or regulations which have been published regarding application of the Article 177.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out the investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner.

Furthermore, as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm Lemeng Interactive’s business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and Lemeng Interactive’s business operations will be severely hampered and your investment in our shares could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit Lemeng Interactive’s ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself  (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

As of the date of this prospectus, some of our shareholders who are Chinese residents who hold such shares through a Hong Kong enterprise have not completed the registration according to the laws and regulations of foreign exchange. Although such shareholders have promised to complete registration at the time they pay the company’s capital contribution prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner.

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules’’). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident shareholders to make the required registration will subject our PRC subsidiary to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

If Lemeng Interactive’s subsidiaries were to lose their favorable tax treatments, we could face higher tax rates than we currently pay for much of our revenues.

In December 2019, Lemeng BJ was approved as a High and New Technology Enterprise (“HNTE”). In November 2018, Lemeng TJ was approved as an HNTE. This certification entitles Lemeng BJ and Lemeng TJ to favorable corporate income tax rates of 15%, rather than the unified rate of 25% that Lemeng BJ and Lemeng TJ would pay if they were not so certified. In addition, each of Lemeng XJ and Yishen are exempt from corporate income tax from January 1, 2017 through December 31, 2021 due to their establishment in the Kashi special development zones.

For the years ended December 31, 2020 and 2019, the total taxes payable by Lemeng BJ, Lemeng TJ, Lemeng XJ and Yishen would have collectively increased by $1,482,859 and $707,588, respectively if these favorable tax treatments did not apply. In the event Lemeng BJ or Lemeng TJ were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations. Similarly, Lemeng XJ and Yishen have lost their 100% tax exemption beginning January 1, 2022 and will pay taxes at a 50% reduced tax rate for the next five years, after which their operations may be materially harmed by further increased taxes payable, even in the absence of a decrease in operations.

If Lemeng Interactive fails to maintain the requisite licenses and approvals required under the complex regulatory environment applicable to its mobile internet marketing services business in China, or if Lemeng Interactive is required to take compliance actions that are time-consuming or costly, Lemeng Interactive’s business, financial condition and results of operations related to its mobile internet marketing services may be materially and adversely affected.

Lemeng Interactive has obtained ICP license for provision of internet value-added services, which are essential to the operation of Lemeng Interactive’s mobile internet marketing services and are generally subject to regular review or periodic renewal. We cannot assure you that Lemeng Interactive can successfully update or renew the licenses required for its mobile internet marketing services in a timely manner or that such license is sufficient to conduct all of its present or future mobile internet marketing services.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing Lemeng Interactive’s business activities. We cannot assure you that Lemeng Interactive will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If Lemeng Interactive fails to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, Lemeng Interactive may be subject to various penalties, such as confiscation of the revenue that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of its operations. Any such penalties may disrupt Lemeng Interactive’s business operations and materially and adversely affect Lemeng Interactive’s business, financial condition and results of operations.

We may be deemed a PRC resident enterprise for PRC Enterprise Income Tax (“EIT”) purposes under the EIT Law and be subject to PRC taxation on our global income.

Pursuant to the EIT Law, which came into effect on January 1, 2008 and was lastly amended on December 29, 2018, an enterprise established outside of China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform enterprise income tax rate, or EIT rate, of 25% on its global income. The Regulation on the Implementation of the Enterprise Income Tax Law of the PRC defines “de facto management body” as the organization body that effectively exercises management and control over aspects such as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, the State Taxation Administration (“STA” and previously known as the State Administration on Taxation or “SAT”) released the Notice Regarding the Determination of Chinese Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), as lastly amended on December 29, 2017, which sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. Further to Circular 82, the SAT issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation (“Bulletin 45”), which took effect on September 1, 2011 and lastly amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general. If our global income were to be taxed under the EIT Law, our financial condition and results of operations may be materially and adversely affected.

You may be subject to PRC income tax on dividends from us or on any gain realized on the sale or other disposition of our Shares under PRC law.

Under the EIT Law, subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from sources within China payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

As substantially all of Lemeng Interactive’s business operations are in China, it is unclear whether dividends we pay with respect to our Shares, or the gain realized from the transfer of our Shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized from the transfer of our Shares or on dividends paid to our non-PRC resident investors, the value of our investors’ investment in our Shares may be materially and adversely affected. Furthermore, our Shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on Lemeng Interactive’s business operations, Lemeng Interactive’s acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT in December 2009 with retroactive effect from January 1, 2008, where a nonresident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company (an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24 (“SAT Public Notice 24”), which became effective on April 1, 2011, to clarify several issues related to Circular 698. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the jurisdiction where the overseas holding company is a resident.

On February 3, 2015, the SAT issued (“SAT Circular 7”), which abolished certain provisions in SAT Circular 698, as well as certain other rules providing clarification on SAT Circular 698. SAT Circular 7 provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a nonresident enterprise of PRC taxable assets. Under SAT Circular 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC enterprise income taxes and without any other reasonable commercial purpose. However, SAT Circular 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed holding company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

In October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “STA Circular 37”), which came into force and replaced the STA Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The STA Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

Lemeng Interactive has conducted and may conduct acquisitions involving changes in corporate structures, and historically our Shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on Lemeng Interactive or require Lemeng Interactive to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our Shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Laws and regulations governing the internet industry and related businesses in China are evolving and may involve significant uncertainty.

The PRC government extensively regulates the internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. With regard to the mobile advertising industry in China, various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the State Administration for Market Regulation (the “SAMR”), the MOC, the National Press and Publication Administration, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the mobile advertising industries. There exist inconsistencies and ambiguities in the regulations promulgated by different government authorities.

Risks and uncertainties relating to PRC regulation of internet businesses include new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including mobile advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for Lemeng Interactive’s operations. If Lemeng Interactive’s operations do not comply with these new regulations after they become effective, or if Lemeng Interactive fails to obtain any licenses required under these new laws and regulations, Lemeng Interactive could be subject to penalties and its business operations could be disrupted.

There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations of the VIE may be subject to challenge, or Lemeng Interactive may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for its operations. If Lemeng Interactive fails to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any penalty may disrupt Lemeng Interactive’s business operations and may have a material adverse effect on our results of operations.

The interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including Lemeng Interactive’s mobile advertising business. We cannot assure you that Lemeng Interactive will be able to maintain its existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that Lemeng Interactive may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet businesses. If current or future laws, rules or regulations regarding Internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, Lemeng Interactive’s business could be severely impaired and we could be subject to severe penalties.

We rely on dividends paid by WFOE for our cash needs, and any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We conduct substantially all of our business through WFOE and Lemeng Interactive. We rely on the dividends received from WFOE to pay dividends to our Shareholders. Currently, PRC regulations permit the payment of dividends only out of distributable profits determined in accordance with the accounting standards and regulations in China, which differ in many aspects from generally accepted accounting principles in other jurisdictions. WFOE is required to allocate certain percentages of any accumulated profits after tax each year to their statutory common reserve fund as required under the PRC Company Law, until the aggregate accumulated statutory common reserve funds exceed 50% of its registered capital. These reserve funds cannot be distributed as cash dividends. In addition, if WFOE incurs debt on its own or enter into certain agreements in the future, the instruments governing the debt or such other agreements may restrict its ability to pay dividends or make other distributions to us. Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our Shareholders.

The PRC government’s control over currency conversion may limit our foreign exchange transactions, including dividend payments on our Shares.

The Renminbi is not presently a freely convertible currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. There is no assurance that, under a certain exchange rate, we will have sufficient foreign currencies to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends following completion of the Offering, do not require prior approval from the SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the requisite licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved or subject to registration in advance by the SAFE, its branches, or competent banks. There is no assurance that we will be able to receive these approvals or complete the registration in time, or at all. This could restrict the ability of our PRC subsidiary to obtain debt or equity financing in foreign currencies.

The existing foreign regulations allow WFOE, following completion of the Offering, to pay dividends in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, there is no assurance that the PRC Government will continue to adopt this policy going forward. The PRC Government may also restrict its access to foreign currencies for current account transactions at its discretion. Any insufficiency of foreign currencies may impair WFOE ’s ability to obtain sufficient foreign currencies for dividend payments to us or to satisfy any other foreign exchange requirements.

Fluctuations in the value of Renminbi and other currencies could have an adverse effect on Lemeng Interactive’s business, financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces and the PRC government’s policies will continue to impact Renminbi exchange rates going forward. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in significant appreciation or depreciation of the Renminbi against the U.S. dollar or other foreign currencies.

Even though substantially all of Lemeng Interactive’s revenue and expenses are denominated in RMB, fluctuations in exchange rates may nonetheless in the future adversely affect the value of Lemeng Interactive’s net assets and earnings. In particular, proceeds from the Offering are made in U.S. dollars. Any unfavorable movement in the exchange rate of the Renminbi against the U.S. dollar may adversely affect the value of our proceeds from the Offering. In addition, any unfavorable movement in the exchange rate of the Renminbi against other foreign currencies may also lead to an increase in our costs, which could adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of process or enforcing foreign judgments against us, Lemeng Interactive and our respective executive officers and directors residing in China.

Substantially all of Lemeng Interactive’s assets are located in China and all of Lemeng Interactive’s directors and senior management reside in China. Therefore, it may not be possible to effect service of process or elsewhere outside of China upon us, Lemeng Interactive or our respective directors or senior management. Moreover, China has not entered into treaties for the reciprocal recognition and enforcement of court judgments with Japan, the United Kingdom, the United States and many other countries. As a result, recognition and enforcement in China of a court judgment obtained in other jurisdictions may be difficult or impossible.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-Monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011 and effective from September 1, 2011 (“Security Review Rules”), have established procedures and requirements that are expected to make the review of certain merger and acquisition activities by foreign investors in China more time consuming and complex. These include requirements in some instances to notify MOFCOM in advance of any transaction in which foreign investors take control of a PRC domestic enterprise, or to obtain approval from MOFCOM before overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control or security review.

The Security Review Rules prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income, revoking Lemeng Interactive’s business and operating licenses, requiring us to restructure or unwind the relevant contractual arrangement or business operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Furthermore, if the business of any target company we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or any contractual arrangement. WFOE or Lemeng Interactive may grow its business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit WFOE or Lemeng Interactive’s ability to complete such transactions, thus affecting its ability to expand its business or maintain its market share.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCA”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two and, thus, would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in June 2018. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national security exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our Board of Directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer Board members would be exercising independent judgment and the level of Board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and Cayman Islands law, see “Description of Share Capital — Differences in Corporate Law”.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public Class B shareholders.

Our founding shareholder and Chief Executive Officer, Baohua Feng, beneficially owns more than       % of our total voting power through his ownership of        Class A Shares, which have twenty (20) votes per share, compared with one (1) vote per share for our Class B Shares. Upon the closing of this offering, Mr. Feng will continue to own a controlling interest in our Company and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As such, we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market. We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our Board of Directors, the composition of which is and will be controlled by this shareholder, may rely upon exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as these shareholders are collectively able to control the composition of our Board and our Board determines to rely upon one or more of such exemptions.

We do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one (1) year following completion of this offering. However, we may elect to avail ourselves of these exemptions in the future.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including export transportation, product liability and account receivable insurance, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, our subsidiaries do not have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. For the scope of coverage of our insurance, see “Business—Our Insurance Coverage”.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues reach $1.07 billion, if we issue $1.07 billion or more in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Ordinary Shares. We cannot predict if investors will find our Ordinary Shares less attractive because we plan to rely on this exemption. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. Following the identification of the material weaknesses and control deficiencies, we have taken and planned to continue to take remedial measures. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with annual report on Form 20-F for the year ending December 31, 2023, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on the Nasdaq Capital Market, we are also required to file semi-annual financial statements.

We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

If this offering prices above the assumed price per share or if we increase the aggregate offering size with an immediately effective post-effective amendment, we could raise more funds than currently assumed. To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. However, we will advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may not spend or invest these proceeds in a way with which our shareholders agree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based upon a number of factors which are described in the “Underwriting” section. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of       shares will be outstanding before the consummation of this offering and between       and       shares will be outstanding immediately after this offering, depending on whether the underwriters exercise their overallotment option to purchase up to       Shares. All of the Shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. If you purchase shares in this offering, you will incur immediate dilution of approximately $      or approximately      % in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Assuming exercise in full of the underwriters’ overallotment option, if you purchase shares in this offering, you will incur immediate dilution of approximately $      or approximately      % in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Most of our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and much of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles of Association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Our Board of Directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our Board of Directors may, refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is fully paid or our Company has no lien over it.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least five (5) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy, representing not less than one-third of the total issued voting power of our company. In the event we do not have quorum within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then: (a) if the meeting was requisitioned by the shareholders, it shall be cancelled; (b) in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. Because our Class A Shares are entitled to twenty (20) votes and our Class B Shares are entitled to one (1) votes, the presence of holders of the Class A Shares will have a significant impact on whether any meeting of shareholders has quorum.

There may be difficulties in protecting your interests under the laws of the Cayman Islands.

Our corporate affairs are governed by, among other things, our Memorandum of Association, Articles of Association, the Cayman Islands Companies Act and common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those in other jurisdictions. Such differences may mean that the remedies available to the minority shareholders may be different from those they would have under the laws of other jurisdictions.

Certain facts, forecasts and statistics contained in this prospectus are derived from a third-party report and publicly available official sources and they may not be reliable.

Certain facts, forecasts and other statistics contained in this prospectus relating to China, the PRC economy and the industry in which we operate have been derived from various official government publications or other third-party reports. We have taken reasonable care in the reproduction or extraction of the official government publications or other third-party reports for the purpose of disclosure in this prospectus, however, we cannot guarantee the quality or reliability of such source materials. They have not been prepared or independently verified by us, the underwriters or any of their respective affiliates or advisers and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside the PRC. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this prospectus may be inaccurate or may not be comparable to statistics produced with respect to other economies. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We do not undertake to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations, other than required by the federal securities laws or other applicable laws.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $    ($    offering, less underwriting discount of $    , non-accountable expense allowance of $     and offering expenses of approximately $    ), assuming no exercise of the underwriters’ overallotment option.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary or the VIE, through capital contributions or foreign loans, subject to approvals from or registrations or submission with relevant PRC government authorities. We plan to use the capital contribution or foreign loans to fund our PRC subsidiary or the VIE. We expect that a properly submitted application will be approved and relevant registration and submission could be completed in the ordinary course of business; however, we cannot guarantee such an approval, registration and submission will occur or be timely.

We currently anticipate using approximately 50% of the gross proceeds from this offering for working capital and general corporate purposes, including product development, sales and marketing activities, expansion of existing and future market. In addition, we may also use 30% of the net proceeds to acquire or invest in technologies, solutions or businesses that complement our business; however, as of the date of this prospectus we have not identified any acquisition targets and are not engaged in any related negotiations. We intend to use the remaining net proceeds to repay short-term financings and long-term debt. If the underwriters exercise their overallotment option, we anticipate using all of such proceeds for working capital and general corporate purposes.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our Ordinary Shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares.”

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. According to our Articles of Association, except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly. For further information, see “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — Cayman Islands Tax.”

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from Lemeng Interactive.

EXCHANGE RATE INFORMATION

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The exchange rates as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 are as follows:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5249	6.9762	6.8976	6.8985

Lemeng makes no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020 on an actual and a pro forma as adjusted basis giving effect to the completion of the offering at an assumed public offering price of  $    per share and to reflect the application of the proceeds after deducting the estimated underwriting fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of December 31, 2020

	Actual	Pro forma(1)
Indebtedness:
Short-term debt	$	$
Long-term debt
Total indebtedness
Shareholder’s equity:
Ordinary Shares Class A Shares (Par value US$0.001 per share, 25,000,000 shares authorized and 8,310 shares issued and outstanding as at December 31, 2020(2)
Class B Shares (Par value US$0.001 per share, 75,000,000 shares authorized and 1,690 shares issued and outstanding as at December 31, 2020(2)
Additional paid-in capital(2)
Statutory reserves
Retained earnings
Accumulated other comprehensive gain
Total shareholders’ equity
Non-controlling interest
Total capitalization	$	$

(1)	Gives effect to completion of the offering, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. (See note 2 below.)

(2)	On September 17, 2021, the Company issued an aggregate of 10,000 ordinary shares in connection with its reorganization, of which 1,690 were Class A Shares and 8,310 were Class B Shares. All references to numbers of ordinary shares and per-share data in have been adjusted to reflect such issuance of shares on a retrospective basis.

(3)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and other expenses. Assuming no exercise of the underwriters’ overallotment option, we expect to receive net proceeds of approximately $ ($ offering, less underwriting discount of $ , non-accountable expense allowance of $ and offering expenses of approximately $ ).

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on December 31, 2020 was $    , or approximately $     per Ordinary Share outstanding as of December 31, 2020. Net tangible book value per Ordinary Share represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

Upon completion of this offering, we will have     Ordinary Shares outstanding. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2020, will be approximately $     or $     per Ordinary Share. This would result in dilution to investors in this offering of approximately $     per Ordinary Share or approximately    % from the assumed offering price of $     per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $     per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing offering assumptions.

Post-Offering(1)
Assumed offering price per Ordinary Share	$
Net tangible book value per Ordinary Share before the offering	$
Increase per Ordinary Share attributable to payments by new investors	$
Pro forma net tangible book value per Ordinary Share after the offering	$
Dilution per Ordinary Share to new investors	$

(1)	Assumes gross proceeds from offering of Ordinary Shares.

A US$1.00 increase (decrease) in the assumed public offering price of $         per share (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $         million, the pro forma net tangible book value per Ordinary Share and per share by $         per Ordinary Share and the dilution in pro forma net tangible book value per Ordinary Share to new investors in this offering by $        per Ordinary Share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting fee and commissions and estimated offering expenses payable by us.

Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Amount	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.00%		$	100.00%		$

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Since our establishment in September 2014, we have focused on proprietary technology to drive our mobile advertising service company. We provide customer-tailored mobile advertising services based on big data technology and we are certified as a high-tech enterprise. We possess a proprietary DSP programmatic advertising platform to centralize and aggregate advertising slot purchasing in various media forms from multiple sources, and a proprietary data management platform (“DMP”) built with big data obtained from telecom operators, other mainstream media and exclusive vertical media advertisement resources. As a result, we have been able to provide customized full-service solutions to help companies carry out precise marketing plan based on Internet big data. We are committed to providing customers with accurate and efficient integrated marketing promotion services in the field of mobile Internet through accurate control of products and channels while improving the advertising conversion rate and accuracy of advertising.

We have developed advanced interactive advertising campaigns to connect consumers with advertisements that satisfy the needs of our advertiser clients through interactive activities while providing rewards by third-party suppliers to the users such as free mobile plan, data top up and virtual goods to further increase the depth of user engagement and the effectiveness of product advertising.

Through big data integration and multi-dimensional in-depth analysis, our operation team has formed customer product portraits and channel user portraits, forming hundreds of label dimensions including user model, system, operator, network, population attributes, hobbies, location-based services (“LBS”), time, region and keyword orientation. Through the mainstream media flow and media resources (information flow, news information, video media and search engine), combined with the advertising market flow, around the industry of mainstream advertisers such as finance, e-commerce, games, e-sports, the channels in the flow pool are graded, and the formed advertisements are released through the optimal channel.

We launched our online platform supported by self-owned intellectual property in 2015. In 2017, we became a professional cloud service provider of targeted advertising business based on big data technology and are committed to becoming a leading data technology company.

We provide big data marketing service to our customers through communications on their needs to help them find and obtain users. We focus on providing service in the following four areas:

1. App Advertising Support: Helping customers promote their own apps on the internet or mobile devices;

2. Bank Advertising Support: Helping banks to promote their credit cards and financial products to users;

3. Telecom Advertising Support: Helping telecom operators such as China Mobile, China Unicom and China Telecom promote their apps and package promotions; and

4. Game Joint Operation Services: Helping mobile game developers target gamers.

Our Organization

Lemeng Holdings Limited was incorporated under the laws of the Cayman Islands on February 20, 2020 as an exempted company with limited liability.

Lemeng owns 100% equity interest of Lemeng Investment Limited (“Lemeng BVI”), an entity incorporated on February 26, 2020 in accordance with the laws and regulations in British Virgin Islands.

Lemeng BVI owns 100% equity interest of Lemeng (Hong Kong) Limited (“Lemeng HK”), an entity incorporated on April 1, 2020 in accordance with the laws and regulations in Hong Kong.

Zhejiang Leshen Technology Co., Ltd (“Leshen” or “WFOE”) was formed on August 26, 2021, as a WOFE in the PRC.

Beijing Lemeng Interactive Technology Co., Ltd. (“Lemeng BJ”) is a limited liability company incorporated on September 15, 2014 under the laws of China. In 2016, Lemeng BJ established several subsidiaries in China, including Tianjin Lemeng Interactive Technology Co., Ltd. (“Lemeng TJ”), Xinjiang Lemeng Interactive Network Technology Co., Ltd. (“Lemeng XJ”) and Tianjin Puyu Network Technology Co., Ltd. (“Puyu”). On February 25, 2019, Lemeng BJ acquired 51% shares of Xinjiang Yishen Infinite Network Technology Co., Ltd. (“Yishen”). Lemeng BJ and its subsidiaries are primarily engaged in powering clients with trusted and impactful advertising products through provides Internet accurate positioning marketing service based on big data technology in the PRC.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its websites and conducts some of its business in the PRC through the VIE and the subsidiaries of the VIE. On October 1, 2021, Leshen entered into a series of VIE Agreements with the owners of Lemeng BJ. These agreements include an Exclusive Technical Consulting and Service Agreement, an Equity Pledge Agreement, an Exclusive Option Agreement, a Shareholder’s Rights Proxy Agreement and a Spousal Consent Letter (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide Lemeng BJ with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the VIE Agreements obligate WFOE to absorb a majority of the risk of loss from business activities of Lemeng BJ and entitle WFOE to receive a majority of their residual returns. For accounting purposes, WFOE is the considered primary beneficiary of Lemeng BJ and its subsidiaries, and has contractual rights to receive all of their expected residual returns. Therefore, Lemeng BJ should be considered as a VIE under the Statement of FASB ASC 810 “Consolidation”.

Lemeng together with its wholly-owned subsidiaries Lemeng BVI, Lemeng HK and WFOE and its VIE were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses. Lemeng is a company incorporated in the Cayman Islands. The Company currently conduct the Company’s VATS business through Lemeng BJ and its subsidiaries.

The Company operate business mainly through Lemeng BJ, a variable interest entity (“VIE”) in the PRC and Lemeng BJ’s subsidiaries, based on a series of VIE Agreements. As a result of these VIE Agreements, the Company is considered the primary beneficiary of the Company’s VIE for accounting purposes and consolidates their operating results in the Company’s financial statements under U.S. GAAP.

The following is a summary of VIE Agreements by and among Leshen, Lemeng BJ and the shareholders of Lemeng BJ. Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Under the Exclusive Technical Consulting and Service Agreement dated October 1, 2021, Leshen has agreed to provide the following services (among others) to Lemeng BJ:

●	the provision of software research and development services;

●	the provision of technical services, applications and implementation, including but not limited to installing, and testing business systems;

●	daily maintenance support, upgrades, monitoring and troubleshooting of computer network equipment, and other technical services

●	business consulting;

●	technology development and technology transfer services;

●	market research and consulting services (excluding market research businesses that Chinese law prohibits wholly foreign-owned enterprises from engaging in); and

●	licensing of the intellectual property.

This agreement was effective from October 1, 2021 and will continue to be effective unless it is terminated by written notice of Leshen.

Equity Pledge Agreement

The shareholders of Lemeng BJ entered into an Equity Pledge Agreement with Leshen, dated October 1, 2021. Under such equity pledge agreement, each of the shareholders of Lemeng BJ pledged its respective equity interest in Lemeng BJ to Leshen to secure such shareholder’s obligations under the Exclusive Option Agreement, Shareholders’ Rights Proxy Agreement, Exclusive Technical Consulting and Service Agreement, and Spouse Consent Letter.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Lemeng BJ without the prior written consent of Leshen. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Leshen discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, the shareholders of Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of their respective equity interest in Lemeng BJ for the minimum amount of consideration permitted by PRC law. Under the Exclusive Option Agreement, Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of the assets (including intellectual property) of Lemeng BJ for the minimum amount of consideration permitted by PRC law.

Each of shareholders of Lemeng BJ agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Lemeng BJ’s equity interest to Leshen, if the shareholders obtain dividends, bonuses or residual property from Lemeng BJ, the shareholders shall transfer all the income (after tax) to Leshen.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Lemeng BJ have been acquired by Leshen or its designee, and upon the condition that Leshen and its subsidiaries, branches can engage in the business of Lemeng BJ legally.

Leshen has the right to unilaterally terminate this agreement immediately by sending written notices to Lemeng BJ and the shareholders of Lemeng BJ at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Lemeng BJ and its shareholders has no right to unilaterally terminate this agreement.

Shareholders’ Rights Proxy Agreement

Under the Shareholders’ Rights Proxy Agreement among Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, each of the shareholders of Lemeng BJ has agreed to irrevocably entrust Leshen or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Lemeng BJ.

The Shareholders’ Rights Proxy Agreement is irrevocable, and shall remain effective until (a) Leshen registers with the appropriate agency to be the sole owner of Lemeng BJ, and holds the equity of Lemeng BJ directly, engaging in the business of Lemeng BJ legally under Chinese law; or (b) all of the assets of Lemeng BJ has been acquired by Leshen or its designee, and Leshen can engage in Lemeng BJ’s business legally; or (c) Lemeng BJ’s structure changes and Lemeng BJ signs a new Shareholders’ Voting Rights Proxy Agreement to replace this proxy agreement; or (d) upon the instruction of Leshen.

Spousal Consent Letter

Each spouse of relevant individual shareholders of Lemeng BJ has signed a Spousal Consent Letter. Under the Spousal Consent Letter, the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Lemeng BJ which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement, Shareholders’ Rights Proxy Agreement and Power of Attorney signed by his or her spouse, as amended from time to time.

Moreover, the spouse promises that if he or she acquires any equity in Lemeng BJ held by his or her spouse, he or she shall be bound to the Exclusive Technical Consulting and Service Agreement (as amended from time to time) signed between Leshen and his or her spouse. If Leshen requires, the signing spouse shall sign a series of written documents with the same format and contents as the transaction documents and the Exclusive Technical Consulting and Service Agreement.

Risks in relation to the VIE structure

Lemeng believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, effective on January 1, 2020. The Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Company’s ability to use the VIE Agreements with Lemeng BJ and the Company’s ability to conduct business through Lemeng BJ could be severely limited. However, uncertainties in the PRC legal system could limit the Lemeng’s ability to enforce the VIE Agreements. If the legal structure and VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

Lemeng’s ability to conduct its Internet online advertising, game promotion and game distribution may be negatively affected if the PRC government was to carry out any aforementioned actions. As a result, Lemeng may not be able to consolidate its VIE in its consolidated financial statements and it may lose the ability to receive economic benefits from the VIE. Lemeng, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Our revenues increased by $12,426,024, or 24.7%, from $50,377,039 for the year ended December 31, 2019, to $62,803,063 for the year ended December 31, 2020. Revenues from advertising services accounted for 99.5% and 100% of our total revenues for the years ended December 31, 2020 and 2019, respectively, revenues from game joint operation services accounted for 0.5% and nil of our total revenues for the years ended December 31, 2020 and 2019, respectively.

Factors Affecting Our Results of Operations

Impact of COVID-19 Outbreak

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached almost every country, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

During the year ended December 31, 2020, COVID-19 has had limited impact on the Company’s operations, in part due to the online nature of much of the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

Government policies may impact our business and operating results.

We have not seen any impact of unfavorable government policies upon our business in recent years. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC, and our products are currently eligible for certain favorable government tax incentive and other incentives. Unfavorable changes in government policies and these incentives could affect the demand for our products and could materially and adversely affect our results of operations. However, we will seek to adjust as required if and when government policies shift.

Exchange rate fluctuations may significantly impact our business and profitability.

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the years ended December 31, 2020 and 2019, we had an unrealized foreign currency translation gain of $667,895 and an unrealized foreign currency translation loss of $871,482, respectively, because of changes in the exchange rates.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2020		2019		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenues	$62,803,063	100.0%	$50,377,039	100.0%	$12,426,024	24.7%
Cost of revenues	(53,977,462)	(85.9)%	(45,206,664)	(89.7)%	(8,770,798)	19.4%
Gross profit	8,825,601	14.1%	5,170,375	10.3%	3,655,226	70.7%

Operating expenses:
Selling expenses	357,000	0.6%	294,660	0.6%	62,340	21.2%
General and administrative expenses	689,108	1.1%	845,743	1.7%	(156,635)	(18.5)%
Provision for doubtful accounts, net of recovery	189,932	0.3%	892,301	1.8%	(702,369)	(78.7)%
Research and development expenses	394,725	0.6%	586,680	1.2%	(191,955)	(32.7)%
Total operating expenses	1,630,765	2.6%	2,619,384	5.3%	(988,619)	(37.7)%

Income from operations	7,194,836	11.5%	2,550,991	5.0%	4,643,845	182.0%

Other income (loss):
Loss from investment in unconsolidated entity	(487,798)	(0.8)%	(162,237)	(0.3)%	(325,561)	200.7%
Impairment loss of investment in unconsolidated entity	(2,249,503)	(3.6)%	-	-	(2,249,503)	-
Government subsidies	461,072	0.7%	252,879	0.5%	208,193	82.3%
Financial expenses	(146,440)	(0.2)%	(155,635)	(0.3)	9,195	(5.9)
Other income, net	85,787	0.1%	426,771	0.8%	(340,984)	(79.9)%
Total other (loss) income, net	(2,336,882)	(3.8)%	361,778	0.7%	(2,698,660)	(745.9)%

Income before income taxes	4,857,954	7.7%	2,912,769	5.7%	1,945,185	66.8%

Income taxes (benefit) expense	(273,816)	(0.4)%	32,747	0.1%	(306,563)	(936.2)%

Net income	5,131,770	8.1%	2,880,022	5.6%	2,251,748	78.2%
Net income attributable to non-controlling interest	44,944	0.1%	218,412	0.3%	(173,468)	(79.4)%
Net income attributable to Lemeng Holdings Limited	$5,086,826	8.0%	$2,661,610	5.3%	$2,425,216	91.1%

Revenue

Currently, we have two types of revenue streams derived from our two major services: advertising services and game joint operation services. Game joint operation services obtained advertising revenue sharing from mainstream advertising platforms through embedded advertising. Total revenue for the year ended December 31, 2020 increased by $12,426,024, or 24.7%, to $62,803,063 from $50,377,039 for the same period in 2019. The increase in our revenues was primarily attributable to the increase in the revenue generated from advertising services.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2020 and 2019, respectively:

	For the Years Ended December 31,
	2020		2019		Variance
	Amount	%	Amount	%	Amount	%

Advertising services	$62,472,518	99.5%	$50,377,039	100.0%	$12,095,479	24.0%
Game joint operation services	330,545	0.5%	-	-	330,545	-
Total	$62,803,063	100.0%	$50,377,039	100.0%	$12,426,024	24.7%

Revenue from advertising services. Revenue from advertising services accounted for 99.5% and 100% of our total revenues for the years ended December 31, 2020 and 2019, respectively. Revenue from advertisement services increased by $12,095,479, or 24.0% from $50,377,039 for the year ended December 31, 2019, to $62,472,518 for the same period in 2020. The reason for the increase in 2020 was mainly due to the expansion of the overall advertising scale of the Chinese market, and the Company has strengthened its customer development and cooperation.   In 2020, the revenue from advertising services from Beijing Tianzhuo Technology Co., Ltd. increased by approximately $5,860,000 compared with 2019, and the newly developed customers Beijing Xunzhong Communication Technology Co., Ltd. and Shanghai Yanshi Technology Co., Ltd. have added revenues of approximately $4,640,000 and $2,610,000 respectively.

Revenues from game joint operation services. Revenues from game joint operation services accounted for 0.5% and nil of our total revenues for the years ended December 31, 2020 and 2019, respectively. Revenue for game joint operation services increased to $330,545 for the year ended December 31, 2020 from nil for the same period in 2019. Yishen, which was acquired in February 2019, only started to generate income from game joint operation services in 2020; accordingly, there were no such revenues in 2019.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2020 and 2019, respectively:

	For the Years Ended December 31,
	2020		2019		Variance
	Amount	%	Amount	%	Amount	%

Advertising services	$53,976,145	100.0%	$45,206,664	100.00%	$8,769,481	19.4%
Game joint operation services	1,317	-%	-	-%	1,317	-
Total	$53,977,462	100.0%	$45,206,664	100.00%	$8,770,798	19.4%

Cost of revenue from advertisement services increased by $8,769,481, or 19.4%, to $53,976,145 for the year ended December 31, 2020 from $45,206,664 for the same period in 2019. This increase was largely in line with the 24.4% increase in revenue in 2020 compared to 2019.

Cost of revenue from game joint operation services increased to $1,317 for the year ended December 31, 2020 from nil for the same period in 2019. The cost was incurred in 2020 correspondingly due to the added income from the game joint operation services contributed by Yishen in 2020. Alternatively, the cost was $nil as there were no such revenues in 2019.

Gross Profit

Total gross profit was $8,825,601 for the year ended December 31, 2020, an increase of $3,655,226, from $5,170,375 for the same period in 2019. Gross profit margin increased by 3.8%, to 14.1% for the year ended December 31, 2020, from 10.3% for the same period in 2019. Our gross profit and gross margin by product types were as follows:

	For the Years Ended December 31,
	2020		2019		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %

Advertising services	$8,496,373	13.6%	$5,170,375	10.3%	$3,325,998	3.3%
Game joint operation services	329,228	99.6%	-	-	329,228	99.6%
Total	$8,825,601	14.1%	$5,170,375	10.3%	$3,655,226	3.8%

Gross profit for advertisement services increased by $3,325,998 to $8,496,373 for the year ended December 31, 2020, as compared to $5,170,375 for the same period in 2019. Gross profit margin increased by 3.3%, to 13.6% for the year ended December 31, 2020 from 10.3% for the same period in 2019. The reason for the increase in 2020 was mainly due to the expansion of the dimensions of the database, and the improvement of the accuracy of the advertising.

Gross profit for game joint operation services increased to $329,228 for the year ended December 31, 2020 from nil for the same period in 2019, as we only began to derive such revenues after acquiring Yishen in 2019.

Operating Expenses

	For the Years Ended December 31,
	2020		2019		Variance
	Amount	%	Amount	%	Amount	%

Selling expenses	$357,000	21.9%	$294,660	11.2%	$62,340	21.2%
General and administrative expenses	689,108	42.3%	845,743	32.3%	(156,635)	(18.5)%
Provision for doubtful accounts, net of recovery	189,932	11.6%	892,301	34.1%	(702,369)	(78.7)%
Research and development expenses	394,725	24.2%	586,680	22.4%	(191,955)	(32.7)%
Total operating expenses	$1,630,765	100.0%	$2,619,384	100.0%	$(988,619)	(108.7)%

Selling Expenses

Selling expenses were $357,000 for the year ended December 31, 2020, an increase of $62,340, or 21.2%, from $294,660 for the same period in 2019. The main reason for the increase is the increase in salary and commission of the sales team by $101,739, and partially offset by a reduction of $34,310 in business entertainment expenses which was due to the impact of COVID-19, the cost of entertaining customers has been greatly reduced.

General and Administrative Expenses

Our general and administrative expenses were $689,108 for the year ended December 31, 2020, a decrease of $156,635 or 18.5%, from $845,743 for the same period in 2019. The decrease was mainly due to (a) the exemption of social security and housing provident fund that led to the reduction of $76,366 and $21,133 respectively in 2020 compared to 2019; (b) consulting fee reduced by $44,355; and (c) technical service fee reduced by $27,610.

Provision for doubtful accounts, net of recovery

Our provision for doubtful accounts, net of recovery was $189,932 for the year ended December 31, 2020, a decrease of $702,369 or 78.7%, from $892,301 for the same period in 2019. The bad debts are accrued according to aging analysis method. In 2019, there were more customers with long-term accounts receivable than in 2020 and several customers of the Company had a long account age, resulting in bad debts accrued in 2019 higher than that in 2020.

Research and Development Expenses

Research and development expenses decreased by $191,955, or 32.7%, to $394,725 for the year ended December 31, 2020, from $586,680 for the same period in 2019. This decrease is mainly related to the decrease in labor costs and reduction in technical service fee. Due to the reduction of R&D work and labor cost of R&D department in 2020, wages and benefits have been reduced by $99,001 and $13,569 respectively. Technical service fee mainly refers to the service fee of ALI cloud platform. After the upgrade of ALI cloud platform in 2020, the number of platforms that need to be leased by Lemeng BJ has dropped sharply, resulting in cost reduction of $46,867.

Other income (expenses)

Loss from investment in unconsolidated entity

Loss from investment in unconsolidated entity were $487,798 for the year ended December 31, 2020, an increase of $325,561, or 200.7%, from $162,237 for the same period in 2019. Due to COVID-19, Nanjing Juguang, in which Lemeng BJ invested, suffered difficulties in operations, resulting in significant losses in 2020 much more than 2019.

Impairment loss of investment in unconsolidated entity

As of December 31, 2020, impairment of investment losses to unconsolidated entity increased from zero in 2019 to $2,249,503. Due to the impact of COVID19, the financial performance of Nanjing Juguang continued to decline. As of December 31, 2020, Nanjing Juguang was insolvent and had no financing capability. In 2020, the Company accrued full provision for impairment of Lemeng BJ’s long-term investment in Nanjing Juguang, with a book value of $2,377,994. In June 2021, Lemeng BJ transferred its entire 20% interest in shares of Nanjing Juguang at zero consideration to Nanjing Yingbao Network Technology Co., Ltd.

Government subsidies

We receive various government subsidies from time to time, such as the “VAT input tax additional deduction of 10% resulted in a VAT reduction” and “Special Fund Subsidy”. We cannot predict the likelihood or amount of any future subsidies.

For the year ended December 31, 2020, government subsidies were $461,072, including the VAT input tax super-deduction of 10% resulted in a VAT reduction of $346,027 and special fund subsidy of $115,045. For the same period in 2019, government subsidies were $252,879, including the VAT input tax super-deduction of 10% resulted in a VAT reduction of $119,575 and special fund subsidy of $133,304. Each of these subsidies was a one-time grant and is not subject to reimbursement.

Financial expenses

Financial expenses decreased by $9,195, or 5.9%, to $146,440 for the year ended December 31, 2020, from $155,635 for the same period in 2019, which was due to a lower annual bank borrowing interest rate in 2020 compared to 2019.

Income taxes (benefit) expense

Our income taxes (benefit) expense was $(273,816) for the year ended December 31, 2020, a decrease of $306,563, or 936.2% from $32,747 for the same period in 2019. The decrease was mainly due to the decrease of $308,986 of deferred income tax benefit and offset with the increase of current income tax provision of $2,423.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Lemeng BJ was approved as an HNTE in December 2019, Lemeng BJ is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate in the next three years. Since Lemeng TJ was approved as an HNTE in November 2018, Lemeng TJ is entitled to a reduced income tax rate of 15% beginning November 2018 and is able to enjoy the reduced income tax rate in the next three years. One of the VIE’s subsidiaries located in the Kashi special development zones, Lemeng XJ, was exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. Another one of the Company VIE’s subsidiaries located in the Kashi special development zones, Yishen, was exempt from corporate income tax in China from January 1, 2017 to December 31, 2021.

Net Income

As a result of the foregoing, our net income for the years ended December 31, 2020 and 2019, was $5,131,770 and $2,880,022, respectively.

Net income attributable to non-controlling interest

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Yishen and Puyu. Net income attributable to non-controlling interest was $44,944 and $218,412 for the years ended December 31, 2020 and 2019, respectively.

Net income attributable to Lemeng Holdings Limited

Net income attributable to Lemeng Holdings Limited increased by $2,425,216, or 91.1% from $2,661,610 for the year ended December 31, 2019, to net income $5,086,826 for the year ended December 31, 2020.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by Lemeng BJ. If Lemeng BJ incurs debt on its behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, Lemeng BJ is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Lemeng BJ is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Lemeng BJ may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2020, and 2019, we had cash in the amount of $1,360,342 and $2,149,600, respectively. All the cash as of December 31, 2020 was held by the VIE with banks and financial institutions inside China as we conducted our operations primarily through our consolidated VIE in China. We did not have any other short-term investments. Our current assets were $33,430,032 and $25,686,357 as of December 31, 2020, and 2019, respectively. Our current liabilities were $8,690,697 and $10,154,408 as of December 31, 2020, and 2019, respectively. Our current ratio as of December 31, 2020 and 2019 are 3.85:1 and 2.54:1, respectively. Total shareholders’ equity as of December 31, 2020 and 2019 was $24,681,660 and $18,055,457, respectively.

We have historically funded our working capital needs from operations, loans from related parties, loans for bank and capital from shareholders. Presently, our principal sources of liquidity are generated from our operations and bank loans. Our working capital requirements are influenced by the level of our operations and the timing of accounts receivable collections.

Our capital needs include our daily working capital needs and capital needs to finance the development of our business. With the uncertainty of the current market and the impact of the COVID-19 outbreak, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in the collecting account receivables and other receivables.

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from Lemeng or any of our offshore subsidiaries to our PRC subsidiary is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC subsidiary and establishment of new PRC subsidiaries must be either filed with or approved by MOFCOM or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limits and must be filed with SAFE. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows Analysis

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2019
Net cash (used in) provided by operating activities	$(1,385,579)	$5,168,134
Net cash used in investing activities	(1,668)	(2,613,513)
Net cash used in financing activities	434,934	(434,877)
Effect of foreign exchange rate on cash and restricted cash	100,385	(25,943)
Net (decrease) increase in cash and restricted cash	(851,928)	2,093,801
Cash and restricted cash at the beginning of the year	2,237,831	144,030
Cash and restricted cash at the end of the year	$1,385,903	$2,237,831

Operating Activities

Net cash used in operating activities was $1,385,579 for the year ended December 31, 2020, primarily consist of the following:

●	Net income of $5,131,770 for the fiscal year;

●

Adjusted by depreciation and amortization of $134,407, bad debt provision of $189,932, investment loss of $487,798, impairment loss of unconsolidated entity investment of $2,249,503 and deferred income tax income of $402,076;

●	An increase in accounts receivable of $946,067 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balance due from customers for our advertising services and game joint operation services;

●	An increase in advances to suppliers of $4,936,181 due to the overpayment in 2020 in order to lock in the price of incentive prizes such as free mobile plan, data top up and digital products in the near future;

●	An increase in amounts due from related parties of $654,503, as our loan to related party Beijing Yishen increased in 2020. As of the date of this prospectus, $1,031,433 of our due from related party Beijing Yishen balance as of December 31, 2020, has been subsequently collected;

●	A decrease in advance from customers of $1,958,003 is due to the significant advance collection of new customers in 2019;

●	A decrease in accrued expenses and other liabilities of $791.348 is due to the repayment of money to third parties.

Net cash provided by operating activities was $5,168,134 for the year ended December 31, 2019, primarily consist of the following:

●	Net income of $2,880,022 for the fiscal year;

●	Adjusted by depreciation and amortization of $120,733, provision for doubtful accounts of $885,251, investment losses of $162,237, deferred taxes benefit of $(93,090);

●

An increase in accounts receivable of $1,850,161 due to an increase in credit sales to our customers. Our accounts receivable primarily includes balance due from customers for our advertising services;

●	A decrease in accounts receivable-related parties of $1,064,107 because we collected the same amount of accounts receivable-related parties;

●	An increase in accounts payable of $1,875,870 is due to the increase in procurement in 2019;

●	An increase in advance from customers of $1,862,547 is due to the significant advance collection of new customers in 2019;

●	A decrease in accrued expenses and other liabilities of $880,068 is due to the repayment of money to third parties.

Investing Activities

Net cash used in investing activities amounted to $1,668 for the year ended December 31, 2020, solely due to the purchase of property and equipment.

Net cash used in investing activities amounted to $2,613,513 for the year ended December 31, 2019, primarily consist of (a) purchase of property and equipment of $8,312; (b) cash increase due to acquisition of Yishen of $293,980 and (c) purchase of long-term investments of $2,899,181.

Financing Activities

Net cash provided by financing activities amounted to $434,934 for the year ended December 31, 2020, primarily consist of proceeds from borrowings from related party – Baohua Feng (Chief Executive Officer, Chariman and controlling shareholder of the Company) as working capital of $434,934 (RMB3 million) and proceeds from short-term bank loans of $2,464,625 (RMB17 million) as working capital from Bank of Beijing (“BOB”), China Merchants Bank (“COB”) and China Construction Bank (“CCB”) collectively, offset by a repayment of short-term bank loans of $2,464,625.

Net cash used in financing activities amounted to $434,877 for the year ended December 31, 2019, primarily consist of a repayment of loans from related party. During fiscal year 2019, we borrowed $2,174,386 (RMB15 million) short-term bank loans as working capital from BOB, China Merchants Bank (“CMB”) and CCB collectively, offset by a repayment of $2,174,386 upon maturity. During fiscal year 2019, we repaid $434,877 (RMB3 million) of loans from Baohua Feng (Chief Executive Officer, Chairman and controlling shareholder of the Company).

Loan Facilities

On July 11, 2018, Lemeng BJ entered into an unsecured short-term loan agreement with Bank of Beijing (“BOB”) which was a third party with amount of RMB 10 million (approximately $1.47 million), with an annual interest rate of 5.44%. The maturity date of the loan is July 10, 2019. The loan was repaid upon maturity.

On May 30, 2019, Lemeng BJ entered into an additional short-term agreement with BOB with amount of RMB 10 million (approximately $1.43 million), with an annual interest rate of 5.23%. The maturity date of the loan is May 29, 2020. On maturity date, RMB 8 million of total 10 million was extended to May 29, 2021 with effective annual rate of 4.35%, remaining RMB 2 million was repaid at maturity day. On November 27, 2020, Lemeng BJ repaid RMB 2 million of above mentioned RMB8 million loan. The loan guaranteed by Beijing Jinzheng Guangcai Financing Guaranty Company and was repaid by Lemeng BJ before June 2021.On December 15, 2020, Lemeng BJ entered into a new unsecured short-term loan agreement with BOB for a loan of RMB2 million (approximately $0.3 million) with effective annual interest rate of 4.35%, and the loan was repaid on December 17, 2021.

On May 25, 2018, Lemeng BJ entered into an unsecured short-term loan agreement with CMB which was a third party, for a loan of RMB1 million (approximately $147,059), with an effective annual interest rate of 4.14%. The maturity date of the loan is May 23, 2019. The loan was repaid upon maturity. On December 21, 2018, Lemeng BJ entered into an additional short-term agreement with CMB to borrow RMB4 million (approximately $573,378), with an effective annual interest rate of 5.44%. The maturity date of the loan is December 20, 2019. By the end of the maturity date, Lemeng BJ extended the loan to December 30, 2020. On the maturity date, Lemeng BJ entered into an additional agreement with same amount under an effective interest rate of 4.35% and guaranteed by Beijing Zhongguancun Si-tech Financing Guaranty Company, which was to mature on December 29, 2021 and was repaid by December 28, 2021.

On June 1, 2020, Lemeng BJ entered into an unsecured short-term loan agreement with CCB which was a third party, for a loan of RMB3 million (equivalent to $441,176) with an effective annual interest rate of 4.5%. The loan was repaid on June 1, 2021.

On June 20, 2019, Lemeng TJ entered into an unsecured short-term loan agreement with CCB Tianjin Wuqing development zones branch, for a loan of RMB1 million (equivalent to $143,345) with an effective annual interest rate of 5%. The loan was repaid on June 1, 2020.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2020, the Company was not aware of any litigations or lawsuits against them.

Contractual Obligations

We have signed two lease agreements in September 2020 and November 2017 for office space leases. See “Note 11 – Leases” to the consolidated financial statements for the years ended December 31, 2020, and 2019 included elsewhere in this prospectus for more information. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of December 31, 2020, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$290,580	$95,634	$95,634	$99,312	$-

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and have been consistently applied for information pursuant to the rules and regulations of the SEC.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is exercises control and, when applicable, entities for which the Company has a controlling financial interest or the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(c)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Yishen and Puyu.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Income and Comprehensive Income to distinguish the interests from that of the Company.

(d)	Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position, purchase price allocations for business combination, impairment assessment for goodwill and realization of deferred tax assets. Actual results could differ from those estimates.

(e)	Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains the bank accounts in Mainland China. Cash balances in bank accounts in Mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

(f)	Restricted cash

Restricted cash are bank deposits that are managed by the bank for the Company’s daily operations due to government subsidies accepted by the Company. The Company adopted the updated guidance of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019, and presented restricted cash within the ending cash, cash equivalents and restricted cash balance on the Company’s consolidated statements of cash flows for the periods presented.

(g)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment.

(h)	Advances to suppliers, net

Advances to suppliers represents balances paid to suppliers for services that have not been provided or delivered. The Company reviews its advances to suppliers periodically and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. The amount of allowance for doubtful account as of December 31, 2020 and 2019 was $168,242 and $152,777, respectively.

(i)	Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office Furniture	3 years
Electronic equipment	3 years
Leasehold improvement	3 years

(j)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Company performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software	3 years
Customer relationship	2 years

(k)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on testing of goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of COVID-19, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Company adopted ASU 2017-04 beginning January 1, 2019 and used the one-step method for the goodwill impairment assessment for the year ended December 31, 2020 and 2019. No impairment loss was recognized for the year ended December 31, 2020 and 2019.

(l)	Impairment of long-lived assets Other Than Goodwill

The Company reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

(m)	Investment in equity investees

Equity method investments in investees represents the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss of $487,798 and $162,237 were recorded in the Company’s Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2020 and 2019, respectively.

The Company continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. The impairment loss was $2,249,503 and $nil for the years ended December 31, 2020 and 2019, respectively.

(n)	Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

(o)	Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption relates to the recognition of new right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(p)	Revenue recognition

The Company is a technological advertising service company that provides customer-tailored mobile internet marketing services based on big data technology. The Company’s revenues primarily include advertising service revenue and game revenue.

On January 1, 2019, the Company adopted ASU 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls, or systems.

Revenues from advertising services primarily consist of online advertising services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised services in the ordinary course of the Company’s activities and is recorded net of VAT. Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company also evaluates whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company.

Online Advertising Services

The Company entered into contractual agreements with certain customers to provide online advertising services in various traffic platform for which the Company receives advertising fees from customers. Online advertising services provide a comprehensive suite of target advertising services to the customers.

The core principle underlying the revenue recognition ASC 606 is that the Company recognizes revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s service contracts of advertising have one single performance obligation as the promise to transfer the individual service is not separately identifiable from other promises in the contracts and is, therefore, not distinct.

Customers pay for online advertising services based on a cost-per-click (CPC), and cost-per-download (CPD). Under ASC 606, the related revenues are recognized at a point of time when consumers click the customers’ product and the online advertising services are completed by the Company for the customers.

Game Joint Operation Services

The income collected from third-party game distribution companies is recognized as game joint operation income. As the content provider of the on-line games, Lemeng Interactive’s responsibility is to provide the games and monitor the daily operations of the games, including analyzing the operational data and user feedback. The third-party distributors are responsible for (a) providing games to game players; (b) pricing relevant game products; and (c) publishing, providing payment solutions and marketing services.

The Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the third-party game distribution companies each month. That is, the benefit consumed by the third-party game distribution companies are substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly game joint operation services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. Accordingly, based on the output methods, the Company recognizes revenues on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Revenue from game joint operation services is recognized on a net basis as the Company arrange the provision of services through third-party game distribution companies and do not control the specified services provided by the third parties before those services are transferred to the end customers, and therefore, the Company act as an agent.

Revenue consisted of the following:

	For the years ended December 31,
	2020	2019
	US$	US$
Revenue
Advertising services	$62,472,518	$50,377,039
Game joint operation services	330,545	-
	$62,803,063	$50,377,039

(q)	Cost of revenue

The Company’s cost of revenue primarily consists of the traffic acquisition costs (TAC) and the purchase of online services/assets associated with the Company’s targeted marketing solutions.

(r)	Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

(s)	Advertising Expense

Advertising expenses primarily consist of cost of online advertising and offline promotional events. The Company’s advertising expenses are expensed as incurred and are included as part of selling expenses. For the years ended December 31, 2020 and 2019, the Company recorded $nil advertising expenses.

(t)	Financial expenses

Financial expenses include interest expenses on short-term loans, operating lease interest expenses and guarantee expenses incurred for acquiring the short-term loans.

(u)	Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were $41,071 and $101,879 for the years ended December 31, 2020 and 2019, respectively.

(v)	Government subsidies

Grants are given by the government to mainly “The VAT input tax additional deduction of 10% resulted in a VAT reduction” and “Special Fund Subsidy.” Grants are recognized as government subsidies income in the consolidated statements of income when received or reduced symptom.

According to the announcement on policies related to deepening the reform of value added tax issued (Announcement No. 39 of the Ministry of Finance, State Taxation Administration and General Administration of Customs, 2019) on April 1, 2019, from April 1, 2019 to December 31, 2021, taxpayers of production and living services are allowed to add 10% of the current deductible input tax to offset the tax payable. For the years ended December 31, 2020 and 2019, the amount of $346,027 and $119,575 VAT relief amount was recorded in government subsidy income, respectively.

Special Fund Subsidy is subsidy from local government to the Company’s loan interest. For the years ended December 31, 2020 and 2019, the amount of $115,045 and $133,304 special fund subsidy amount was recorded in government subsidy income, respectively.

Above mentioned VAT relief and special fund subsidy will not be required to return in the future.

(w)	Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2020 and 2019. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2020 and 2019.

(x)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 6%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(y)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2020 and 2019, there were no dilutive shares.

(z)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

(aa)	Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5249	6.9762	6.8976	6.8985

(bb)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(cc)	Statements of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(dd)	Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, accounts receivable – related parties, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(ee)	Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(ff)	Business combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, and liabilities incurred as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

(gg)	Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ACUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of December 31, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company believes the adoption of this new standard will not have a material impact on Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of Income and comprehensive income and cash flows.

BUSINESS

Overview

Since our establishment in September 2014, we have focused on proprietary technology to drive our mobile advertising service company. Lemeng Interactive provides customer-tailored mobile advertising services based on big data technology and is certified as a high-tech enterprise. Lemeng Interactive possesses a proprietary DSP programmatic advertising platform to centralize and aggregate advertisement slot purchasing in various media forms from multiple sources. Lemeng Interactive is able to provide customized full-service solutions to help companies carry out precise marketing plan. Lemeng Interactive is committed to providing customers with accurate and efficient integrated marketing promotion services in the field of mobile advertising through accurate control of products and channels while improving the advertising conversion rate and accuracy of advertising. A conversion rate records the percentage of users who have completed a desired action. Conversion rates are calculated by taking the total number of users who “convert” (for example, by clicking on an advertisement), dividing it by the overall size of the audience and converting that figure into a percentage.

We have developed advanced interactive advertising campaigns to connect consumers with advertisements that satisfy the needs of our advertiser clients through interactive activities while providing rewards by third-party suppliers to the users such as free mobile plan, data top up and virtual goods to further increase the depth of user engagement and the effectiveness of product advertising.

Through big data integration and multi-dimensional in-depth analysis, our operation team has formed customer product portraits and channel user portraits, forming hundreds of label dimensions including user model, system, operator, network, population attributes, hobbies, location-based services (“LBS”), time, region and keyword orientation. Through the mainstream media flow and media resources (information flow, news information, video media and search engine), combined with the advertising market flow, around the industry of mainstream advertisers such as finance, e-commerce, games, e-sports, the channels in the flow pool are graded, and the formed advertisements are released through the optimal channel.

Lemeng Interactive launched its online platform supported by self-owned intellectual property in 2015. In 2017, Lemeng Interactive became a professional cloud service provider of targeted advertising business based on big data technology and is committed to becoming a leading data technology company.

Lemeng Interactive provides big data marketing service to its customers through communications on their needs to help them find and obtain users. Lemeng Interactive focuses on providing service in the following four areas:

1. App Advertising Support: Helping customers promote their own apps on the internet or mobile devices;

2. Bank Advertising Support: Helping banks to promote their credit cards and financial products to users;

3. Telecom Advertising Support: Helping telecom operators such as China Mobile, China Unicom and China Telecom promote their apps and package promotions; and

4. Game Advertising Support: Helping mobile game developers target gamers.

Our Industry

Industry Overview

As smartphones become increasingly powerful and affordable, and mobile internet access becomes more widespread and faster, users are consuming more content on their mobile devices. Apps in particular are becoming a popular way for consumers to engage with and consume personalized digital content on their mobile connected devices. The always-on smartphone world creates a unique opportunity for business to connect with prospects and consumers in a direct and intimate way. When it is done well, mobile advertising targets the right person, in the right place, at the right time with the right offer when the content of the mobile advertising is more relevant to the person to click on. Unlocking the value of big data with customer information to deliver a targeted advertisement is at the core of Lemeng Interactive’s mobile targeted advertisement.

Source: Frost & Sullivan

According to Frost & Sullivan, in 2020, for the first time, mobile advertising accounted for more than half of global advertisement.

Mobile advertising creates firsthand opportunities for advertisers to reach and engage audiences. Mobile devices are essentially personal in nature, facilitate anytime-anywhere access to their users, allow for engaging app-enabled experiences and offer location-targeting capabilities. Our belief is that the combination of these factors has created a robust opportunity for delivering highly targeted, interactive advertising through mobile device.

Industry Background in China

As the second-largest market in the advertisement after the United States, China is expected to generate over RMB 1 trillion of ad spending by 2023. While traditional printing and broadcasting advertising channels have been generally shrinking, outdoor and online ads have been experiencing exponential growth. China online ad revenue growth is driven by urbanization, digitalization, and mass transportation. This can be explained by better access to mobile and growing internet penetration in the country. The shift towards online advertising continued in 2020, as advertisers pursued consumers on the platform, they use the most. Advances in the accuracy and efficiency of ad formats are driving ad budgets from traditional to digital channels. Data-driven programmatic advertising enables companies to deliver ad campaigns over online platforms more effectively than on traditional platforms. Already the single largest advertising segment according to Frost & Sullivan, online advertising accounted for 85.0% of all ad revenue in China in 2020. By 2025, advertisers are expected to allocate more than 76.1% of their budgets to online advertising.

Based on the research conducted by Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”), the following chart illustrates the change in advertising expenditures expected in China from 2015 through 2025:

Source: Frost & Sullivan

As Frost & Sullivan explained, from 2015 to 2020, the overall advertising market grew steadily at a compound annual growth rate (“CAGR”) of 12.1% while the growth of each segment of advertising market varied by type of media. The advertising market of traditional media including newspaper and magazines and television dropped from RMB37.0 billion and RMB101.3 billion in 2015 to RMB13.1 billion and RMB62.9 billion in 2020, representing a CAGR of -18.8% and -9.1% respectively. The emerging forms of new media and communication platforms have brought influence on traditional media. With the expansion of audiences’ access to information, the reliance on traditional media is decreasing, which has caused advertisers to reduce investment in traditional advertising.

While traditional advertising markets have shrunk, PC advertising has grown modestly and mobile device advertising has grown rapidly over the same period. Driven by the increasing number of mobile internet users and usage of digital media, the mobile advertising market increased rapidly from RMB99.8 billion to RMB493.7 billion in the same period, representing a CAGR of 37.7% while the advertising market of PC grew slightly from RMB118.7 billion in 2015 to RMB122.6 billion in 2020 at a CAGR of 0.6%. Along with the iteration of mobile advertising technology, the mobile advertising market is expected to continue growing, reaching RMB886.2 billion in 2025. Meanwhile the advertising markets of newspaper and magazines, and television should decrease further to approximately RMB4.9 billion and RMB43.1 billion in 2025, representing a CAGR of -17.9% and -7.3% respectively.

Market Size of Mobile Advertising in China

The upward trend of the overall advertising market is principally driven by the fast-growing mobile advertising market, as supported by the decrease of revenue of the advertising market of traditional media such as newspaper and magazines and television. The following chart illustrates the historical and projected size of the mobile advertising market in China; in a period of ten years, the percentage of market share held by mobile advertising is expected to increase from 21.8% to 75.3%.

Source: Frost & Sullivan

An enormous user base turning to “mobile-first” and a vibrant digital advertising landscape combine to bring innovations to the mobile advertising market. Along with the expected increase in upstream advertisers’ demand and establishment of advertising pricing system in the coming years, the mobile advertising market in China is estimated to reach RMB866.2 billion in 2025 at a CAGR of 11.9% from 2020. Due to increasing smartphone penetration, mobile advertising growth exceeded that of wired advertising in 2018. The mobile advertising is steadily growing because of the continued focus on videos by mobile social platforms, coupled with a speedier, more reliable mobile connection drives the growth of mobile advertising consumption.

In the last six years, the market size of mobile advertising has increased ten-fold in China, and the next five years are expected nearly to double revenues.

Driven by the increasing number of mobile internet users and supportive regulations from the Chinese government, the mobile advertising market in mainland China increased continuously in recent years. In addition, mobile advertising giants such as Baidu, Alibaba and Tencent expand rapidly with their related revenue accounting for over 50% of the total mobile advertising market, which drives the development of the market. From 2015 to 2020, the market size of mobile advertising increased from RMB99.8 billion to RMB493.7 billion in 2020, representing a CAGR of 37.7%.

Market Size of Mobile Advertising Market Breakdown by Forms

Source: Frost & Sullivan

Based on the form of mobile advertising, the market can be categorized into news feed, search engine, short video, banners and others. With the people’s demand for obtaining diverse advertising experiences and the vigorous growth of short video and mobile live streaming, the mobile short video advertising market in China witnessed a steady growth from RMB1.1 billion in 2015 to RMB168.4 billion in 2020, with a CAGR of 173.5%. It is estimated to reach RMB366.4 billion in 2025 from 2020, with a CAGR of 16.8%. Mobile short video advertising contributed to 1.1%, 34.1% and 42.3% of total mobile advertising market in 2015, 2020 and 2025 respectively.

Value Chain of the Industry

Advertisers are the original initiators of the whole value chain; they require various marketing solutions to help them to maximize advertising effects in product promotion and brand building.

As an industry norm, the advertisers usually do not directly interact with major media channels especially top media which, for the purpose of saving cost, usually do not maintain a large team to handle placement requests from advertisers. Advertisers also tend to engage advertising agents owing to the discounts and add-on services provided by them, as advertisers may find it difficult to satisfy the transaction amount set by the media channels and have to design, produce and arrange advertisement placements on their own.

Generally, advertisers tend to engage multiple advertising agents so they can reach broader media channels and exercise multiple advertising strategies for their advertising needs. They allocate their advertising budgets according to the performance of these agents. It is an industry norm for advertisers not to pay advertising agents in advance and for advertising agents to pay certain amount of cash for their customers to media channels in advance.

It is also an industry common practice that mobile advertising agents will cooperate with other market players in the way of exchanging advantageous advertising channels. That is, mobile advertising agents might be downstream customers of each other.

Then, media channels will deliver advertisements to targeted audience in different forms such as texts, images and videos. Media channels, especially long to medium tailed media, usually rely on advertising agents for sourcing advertisers and monetizing their advertising inventories, as it is not cost-efficient for media channels to maintain a sales team for liaising with tremendous numbers of advertisers. Some established media channels would engage limited number of first-tier advertising agents as their key contacts for effective administrative purpose.

Finally, audience will receive advertisements via applications on their mobile devices such as mobile phones and tablets.

Overview of Mobile Advertising Media Channels in China

In general, advertisers will use more than one advertising agent with different specialties in creating advertising campaigns for various kind of product, diversified target groups and different media channels. They will allocate budgets based on the performance of advertising agents. Advertisers generally rely more and more on the first-tier media for stable and large traffic and invest less on the other media.

Top Media. Top media refers to major mobile media channels with large and stable traffic, and they usually maintain their own advertising placement system for the purchases of virtual tokens and the bidding of advertising inventories. In general, top media can be categorized into first-tier media channels and second-tier channels based on average monthly active users which refers to the number of unique customers who interacted with a product or service of the company within a month (“MAUs”). These top media are major mobile media channels such as popular search engines and news-feed media with their own advertising placement system for inventories bidding which would grant the status of core advertising agent to limited number of advertising companies.

Description	Monthly Active Users
First-tier: first-tier media channels have stable and significant traffic as well as high degree of user stickiness that can be monetized. The level of traffic will maintain stable in the foreseeable future. Thus, they usually have strict agency review system and can only provide relatively lower discount to the advertising agents.	1 billion+

Second-tier: as compared to top-tier media channels, second-tier media channels have lower degree of user stickiness and the mobile traffic may decrease within a short period of time, mainly owing to the reason that they usually have a shorter lifespan and could be easily replaced by new apps. Some second-tier media channels have positive growth potentials and may become first-tier media channels. Second-tier media channels provide relatively higher discount to their own advertising agents so as to enhance their competitiveness in the market against the first-tier media channels.	50 million – 1 billion

Long and Medium Tailed Media. Long and medium tailed media are usually small-sized to medium-sized mobile apps with lower popularity and are able to reach targeted audience more precisely. These media are generally apps or websites of small establishments, but they would have some audiences of specific interests due to the unique topics and functionalities of these apps or websites. They may have disadvantages in short-term traffic size and stability. Long to medium tailed media generally has a vast variety of traffic sources and usually engage multiple suppliers. On the other hand, long and medium tailed media have higher user conversion rate.

The priority for most advertisers is still on supporting sales. The following chart illustrates the market share of major media channels by form for mobile advertising in 2020. Lemeng Interactive prioritizes the major media channels including essential ecommerce channels such as Tmall.com, JD and Pinduoduo, together with core communication hub WeChat. Douyin and other video channels – which saw major spikes in user time also stand to benefit with advertisers.

Source: Frost & Sullivan

Market Trends of Mobile Advertising

The mobile advertising industry has seen several key trends in recent years that impact our business.

●	Increasing adoption of short video advertising

Short video advertising refers to a type of mobile video advertising that is relatively short in length (usually 6 to 15 seconds). Such advertising is commonly used in social platform apps, short video apps and live streaming apps. Compared to image advertising and video advertising, short video advertising has higher user acceptance rates as short videos are typically completed and absorbed more frequently than longer advertisements, which are frequently skipped. Furthermore, videos have stronger expressive force and thus can be more influential. The video format is more creative and informative, accommodating internet users’ habits and attracting more traffic. In 2020, the number of short video users reached 760 million and is expected to further grow quickly in the future. With users’ attention transferring to short video, short video presents better advertising performance, and hence more budgets will be allocated to short video advertising from advertisers. We expect that the mobile advertising market in mainland China is likely to see an increase in the adoption of short video advertising.

●	Emphasis on targeted advertising

In order to improve the performance and efficiency of mobile advertising, mobile advertising companies have been trying to reduce customer acquisition costs through more accurate advertising campaigns. For example, big data is widely used among mobile advertising companies to analyze individual demographic with a focus on economics status, sex, age, generation, level of education, income level, and employment, values, personality, attitude, opinion, lifestyle and interest. This focus can also entail behavioral variables, such as browser history, purchase history, and other recent online activities. Targeted advertising is focused on certain traits and consumers who are likely to have a strong preference. These individuals will receive messages instead of those who have no interest and whose preferences do not match a particular product’s attributes. This focus maximizes the efficiency of advertisers’ spending.

Through the emergence of new online channels, the need for targeted advertising is increasing because companies aim to minimize wasted advertising by means of information technology.

Opportunities of Mobile Advertising

●	Popularization of programmatic ad buying

Programmatic ad buying refers to the automated buying and selling of online advertising involves real time bidding through demand-side platforms. It helps improving efficiency and effectiveness of mobile advertising, which is beneficial for both advertisers and mobile advertising agents. Mobile advertising agents will continue to increase their investment in products, technologies and data to develop their programmatic advertising operation. With the rapid development of programmatic ad buying, the profitability of mobile advertising will be better improved, which is likely to create more growth.

●	Diversifying downstream advertising channels

Along with the rapid development of the mobile live streaming and short video markets, the downstream advertising channels of mobile advertising market are more diversified. According to China Internet Network Information Center and Frost & Sullivan, the market size of mobile live streaming in mainland China in terms of total registered user number grew at a CAGR of 28.3%, rising from 162.0 million users in 2015 to 562.3 million users in 2020. The substantial number of users has made mobile live streaming platforms an important advertising channel for advertisers. Meanwhile, the vigorous growth of the mobile short video market also caught the attention of mobile advertising agents. Utilizing the extensive traffic flow from mobile live streaming platforms such as MOMO and mobile short video platforms such as TikTok, mobile advertising market is expected to have more opportunity to grow in the future.

Benefits of Mobile Advertising

Mobile advertising provides significant benefits to advertisers. The combination of the personal nature of mobile devices, their enhanced functionality and the rise of app-enabled experiences creates a powerful platform for highly targeted and effective advertising.

Mobile advertising provides advertisers with a number of benefits over traditional advertising media and PC-based online digital advertising, such as the following:

●	Anytime, anywhere access. Mobile devices generally accompany users at all hours of the day and are typically turned on at all times. This provides advertisers the opportunity for nearly continual access to the user. An advertiser can reach audiences at all stages of the purchase decision—awareness, research, opinion, consideration and, ultimately, purchase—in order to increase the likelihood that the viewer will become a purchaser of the product or service being advertised. This ability to target audiences at all times of the day, regardless of location, makes mobile advertising an attractive opportunity for advertisers, especially compared to newspapers, magazines, television and radio or to digital advertising delivered through personal computers.

●	Personalization. Mobile devices are inherently personal and are most often used by one person. Users often download and use a variety of apps that reflect their personal preferences and interests. When a user downloads an app to his or her individual device, data is often exchanged that can provide information about the user’s interests. As the user downloads and registers for more apps, more data can be collected about this user’s preferences, which provides an opportunity to personalize the mobile advertising experience.

●	Location targeting and relevance. General information from mobile devices is often shared in a manner that can identify the device’s location. This enables location-targeted advertising, which has the potential to increase the impact and relevance of an ad to the user. For example, in PC-based online advertising, firms can assess a user’s browsing behavior to provide limited targeting of advertising to that user.

●	More complete user engagement. Apps on mobile connected devices typically show one or two ads on each page view. This limited number of ads on a small device screen can often capture the attention of the user better than the many banner ads on a typical PC-based web page can. Furthermore, ads on a mobile device can take advantage of features of the device itself, such as the touch screen, swipe functionality and the accelerometer, which detects motion, to enable the user to manipulate and more deeply engage with the ad. Mobile device users can also act upon an ad immediately by, for example, downloading an app or other content, calling an advertiser directly from the mobile phone, or using the map on the device to find a nearby retail store or service provider. In some cases, mobile users can even take their device to a store to physically redeem an offer from an ad.

Our Goal in the Industry

Our goal is to help Lemeng Interactive’s advertisers including app developers to remove complexity from mobile advertising. Lemeng Interactive provides the app developers tools and services that allow their apps to display banner ads, interactive rich media ads and video ads from our platform. Lemeng Interactive had three main sources of user data before 2018: (a) Lemeng Interactive obtained data like gender, age, income, region, marital status, interests, browsing behavior and activity history from our own platform; (b) Lemeng Interactive cooperated with mainstream E-commerce platforms and social media to obtain behavioral data concerning social graph, media usage, purchase intention and buying behavior, which provides us with the insight of the pattern of purchase demand; and (c) Lemeng Interactive obtained mobile numbers through cooperation with all three of China’s major domestic telecom operators.

Beginning in 2018, Lemeng Interactive stopped obtaining such data from users and instead relies on third party apps, websites and advertisers to obtain the demographic information required to serve appropriate ads. Lemeng Interactive connects advertisers with users based on this third party information, which is not held by Lemeng. Lemeng Interactive currently receives only telephone numbers and QQ numbers that the users provided to receive a reward. The mobile numbers and QQ numbers are used to provide credits to users who have taken steps advertisers value, like clicking on links. In May 2019, through the acquisition of Xinjiang Yishen Infinite Network Technology Co., Ltd., Lemeng Interactive added the service line of game distribution business and obtained advertising revenue sharing from mainstream advertising platforms through embedded advertising.

In the process of years of cooperation with the main telecom operators and business promotion, the company has accumulated a considerable scale of customer groups and channel resources. The current marketing strategy is first to turn the resources of the management and business team into real business, and to improve the business scale by ensuring the quality and quantity of customer requirements. The current customer groups still have great business potential to be tapped. Stable business growth of the Company can be guaranteed only through in-depth analysis of new and existing customers

At the same time, Lemeng Interactive’s trustworthy reputation accumulated over years of business progress also help Lemeng Interactive to expand our business to new customers. At present, the Company focuses on the expansion of new customer groups based on the introduction of old customers or other trust bases, so as to reduce the cost and risk of business expansion to the greatest extent while ensuring business growth.

Lemeng Interactive’s Products and Business Model

Business Model

Lemeng Interactive’s main business is precision marketing service. To offer customers accurate, efficient, and integrated services with better advertising conversion rate and accuracy, we are committed to control the quality of both the advertisements and distribution channels. Lemeng Interactive carefully analyzes and sorts the advertisers’ needs and accurately deliver them directly to the right media channels. As a result, Lemeng Interactive can provide its clients with accurate and efficient marketing and promotion services.

Advertisers engage Lemeng Interactive for services to access a broader range of media channels in a cost effective way since they do not need to spend time or to maintain a full team to identify and select suitable media channels, not to mention the account management and performance monitoring. Customers also engage Lemeng Interactive for services because we generally are able to secure lower prices for advertising spaces than they receive if they deal with the medial channels directly, as Lemeng Interactive benefits from discount rates with such channels due to long-term relationships and purchasing histories.

Our business model is summarized below.

Step 1: Advertisers/Customers propose to Lemeng Interactive their advertising needs. Lemeng Interactive has a wealth of customer resources in the mobile internet industry. Lemeng Interactive has established stable business cooperation with dozens of well-known advertisers and agents and have provided customized promotion services for hundreds of products. While maintaining the existing customer base, Lemeng Interactive’s sales and marketing department is constantly developing new customers. Communications with the advertisers on their needs and requirements is the critical step to provide tailored services. After accepting an advertiser’s request, Lemeng Interactive starts from understanding the advertiser’s promotion needs. Who does Lemeng Interactive target? What gender and age? What income and education levels? Which cities? – these are among the many questions we ask.

Some customers know exactly what they want, and Lemeng Interactive follows their instructions. Some customers rely on Lemeng Interactive to conduct in-depth analysis based on our knowledge and understanding of the industry to help them target the desired users, in which case Lemeng Interactive applies its DMP technology known as 360 degrees portrait method to translate the customers’ needs into an agreed-upon targeted advertising. The 360 degrees portrait method will analyze based on the demographic attributes, search activities, social behaviors and consuming patterns to screen and to tag the targeted users.

Upon completing a draft promotion plan, Lemeng Interactive will communicate with the advertiser for approval and execute a contract to move forward.

Step 2: Choose suitable content and create the ads. After completing the initial promotion plan, Lemeng Interactive’s operation department refines the form of display based on product attributes. The methods of displaying are generally videos, advertorials and interactive activities. With creative and engaging content and proper display, advertisements are formed to communicate effectively. For example, Lemeng Interactive will pay and purchase ready-made material such as an article, a video clip or a sport game commentary to edit and to add an incentive game to play.

Step 3: Match the content with suitable prizes. Lemeng Interactive has been testing the incentive model for a long-term and is optimizing a model with interactive components. The model adds a variety of incentives to the advertisements to attract end users’ attention. Because of the network and relationships Lemeng Interactive has built within the telecom industry, it is able to reduce the cost in acquiring the prizes such as phone bill credits, data boost, and other virtual items. The interactive process grants Lemeng Interactive the opportunity to guide the customers’ activities. As a result, the user is more likely to carry out the activities the advertisers wished for and at the same time to obtain rewards, which further increases the users’ engagement and loyalty and monetization of advertising products.

Step 4: Information analysis, user screening, and selection of promotion channels and methods. Lemeng Interactive combines mainstream media traffic and media resources (information flow, news, video media and search engines) with DSP advertising market traffic and hierarchically rate the channels in the traffic pool within the industries where the mainstream advertisers are located, such as finance, e-commerce and gaming. We then match the advertisements with the optimal and proper channels only, such as text messages, phone calls, Apps, TikTok and other major advertising platform such as Baidu and Tencent. When a user downloads an incentive game or registers and leaves personal information is when the interactive component of Lemeng Interactive’s service is presented. To attract the user who clicked open a game but did not win a prize, Lemeng Interactive would present a second game to the same user to keep the interaction going.

Step 5 and 6: End users perform desired activities and pay arrangement. After the users carry out the activities desirable to advertisers, the advertisers and Lemeng Interactive calculate the payment based on the promotion accomplished. Both parties confirm the data, and the advertiser pays the promotion fee based on agreed rate. Lemeng Interactive then conducts the same process with the advertisement distribution channels regarding the payment.

From receiving an order from a customer to producing the targeted advertising, and then to pushing through the proper and desired channels and to receiving the payment from the customer is our business process. Lemeng Interactive services our customers while it services the users as well. The purpose of screening and tagging the users is the precision marketing services that Lemeng Interactive provides for the customers while the step of screening and tagging is also to exclude and to protect those users of Lemeng Interactive who are not interested in the provided advertisements.

Lemeng Interactive’s Technology and Technical Support

Data Management Platform

Lemeng Interactive’s DMP ensures its ability to offer clients advertising and marketing strategies that can reach the right groups of targeted users.

Lemeng Interactive had three main sources of user data before 2018: (a) Lemeng Interactive obtained data like gender, age, income, region, marital status, interests, browsing behavior and activity history from its own platform; (b) Lemeng Interactive cooperated with mainstream E-commerce platforms and social media to obtain behavioral data concerning social graph, media usage, purchase intention and buying behavior, which provides us with the insight of the pattern of purchase demand; and (c) Lemeng Interactive obtained mobile numbers through cooperation with all three of China’s major domestic telecom operators.

Beginning in 2018, Lemeng Interactive stopped obtaining such data from users and instead relies on third party apps, websites and advertisers to obtain the demographic information required to serve appropriate ads. Lemeng Interactive connects advertisers with users based on this third party information, which is not held by Lemeng. Lemeng Interactive currently receives only telephone numbers and QQ numbers that the users provided to receive a reward. The mobile numbers and QQ numbers are used to provide credits to users who have taken steps advertisers value, like clicking on links. In May 2019, through the acquisition of Xinjiang Yishen Infinite Network Technology Co., Ltd., Lemeng Interactive added the service line of game distribution business and obtained advertising revenue sharing from mainstream advertising platforms through embedded advertising.

Lemeng Interactive uses advanced data technology and algorithm involving machine learning, modeling, and artificial intelligence. Lemeng Interactive’s targeting technology process behavior, scene, LBS, device, time, network, operators, content, and creativity and features chasing, re-targeting, frequency control, and monitoring and optimizing system.

Lemeng Interactive’s platform eventually creates unique user profile for each advertising client. This profile will set the criteria for the DSP to decide what it the best ad inventory to purchase that will satisfy the client’s advertising needs.

DSP and SSP

Lemeng Interactive connects its clients to high quality distribution channels with sufficient traffic covering all levels. Through Lemeng Interactive’s self-created DSP platform empowered by media buying technology and the data insights provided by our DMP platform, Lemeng Interactive can connect our clients to the right inventory with the lowest cost possible. Lemeng Interactive also has exclusive vertical media resources which allow it to increase the clients’ ability to secure the highly sought-after resources.

Operating Monitoring and Alarm System

Through configuration development of Zabbix open source system monitoring software, this system can conduct real-time monitoring on the serves resources environment 24 hours a day and predict possible irregularity to send out alarms in a timely manner through mobile phone text messages and emails to operation staff to ensure quick and efficient handling of any concerns as they arise.

Static File Management

In the process of on-line operation of different systems, each system needs a large number of static resource files to support the operation of the system, for which Lemeng Interactive established a unified static resource management library to save the resource files required by the system. Secondly, Lemeng Interactive also saves the material files submitted by customers in the resource library for later use, and uses Content Delivery Network (“CDN”) acceleration technology to improve the speed of file access and optimize the user experience.

Varieties of Advertisements

Lemeng Interactive’s advertising formats include both (i) traditional formats, such as banner advertisements, interstitial advertisements, open screen advertisement and full screen advertisements, and (ii) interactive advertisements.

The key traditional advertising formats are as follows:

Banner/Rich Media Banner Advertisement

A new generation of online advertising solutions that integrate video, audio, animated images, two-way communication and user interaction functions for playback without requiring the audience to install any plug-ins. This is the general term for this type of advertising, and many of the following forms of advertising are used in the form of rich media advertising.

Full Screen Ads and Interstitial Advertisements

The ad pops up in the game or software operation when a switch happens which fills the users’ waiting time with a strong information presence.

For example, here, during the process of switching to the farm scene in the game, an advertisement for 3M car perfume appears, and the user can view or close it.

Native Advertisements

Ads that match with a native environment of the application such as with a game that provides an integrated user experience. Developers can choose the template according to the application style and customize the detailed design.

Here is an uncommon Chinese character “烎” appeared during the game. Users often search through search engines when encountering uncommon information. Here, there is a scene advertisement of searching for “烎” through the OPPO browser, which matches the user’s possible needs at this time.

Open Screen Advertisements

An ad pops up while the user is watching a video clip, at the beginning, in the middle or at the end of the video.

In this example, the user paused the advertisement that popped up while watching a video. The ad was about a garbage dump game.

In-game Ads

Through in-app rewards to attract users to actively choose to watch full-screen video ads, users get in-app rewards and at the same time, they get to cash in the rewards. The left image shows that a message pops up to click to receive an award, and the right image presents an advertising video once a click is activated. After watching the video, the user will receive the rewards.

In this example, the operation in the game requires some kind of virtual currency. When the user finishes consuming the virtual currency, the “X3 Obtain” button will appear at the bottom right in the left picture, indicating that 3 virtual currencies can be obtained by watching the video. After clicking this button, the picture on the right will pop up. After watching the video, you can get the 3 virtual currencies you need.

E-sports Implant Ads

E-sports ad implantation is a form of advertising that shows the advertiser’s brand, product and publicity materials in e-sports competitions or related activities. For example, Lemeng Interactive has organized online and offline e-sports activities for a customer’s brand promotion, to expose and publicize the customer’s brand and products.

Our interactive advertising allows users to interact and engage with media advertisements with invites or coupons/rewards which is more visually appealing and attention catching, as compared to traditional advertising. As a result, it potentially attracts more traffic to advertisers landing pages and increase the effectiveness of their advertising campaigns. For media channels, interactive advertisements occupy less memory space, as compared to some other online advertising tools, including Software Development Kits (“SDKs”). Lemeng Interactive monitors and analyzes visitors’ real time actions of click through and conversion to help us promptly adjust its advertisement delivery to the visitors who are actually the most interested in such advertisements.

The key interactive advertising formats are as follows:

Lemeng Interactive’s Strength in the Industry

Licenses and Permits

Lemeng Interactive has obtained all requisite licenses, approvals, permits and registration from the relevant government authorities that are material for its business operations in China and such licenses, approvals, permits and registration remain in full effect. Lemeng Interactive renews all such licenses, approvals, permits and registration from time to time to comply with the relevant laws and regulations.

Experienced and Visionary Management Team

Lemeng Interactive believes that its experienced management team plays an important role in our success. Lemeng Interactive’s management team possesses the essential leadership, vision and in-depth industry knowledge to anticipate and seize market opportunities, formulate sound business strategies and enable effective implementation. Lemeng Interactive is confident its management team has laid a solid foundation for it to achieve a higher level of success in the industry. Lemeng Interactive is committed to shaping the vision of the mobile advertising industry through thought leadership and actionable insights.

Customer and Suppliers

Lemeng Interactive provides advertising solutions to its customers, which are advertisers and their agents. For the year ended December 31, 2020, one customer accounted for approximately 10% of total Lemeng Interactive’s revenues. For the year ended December 31, 2019, no customer accounted for more than 10% of Lemeng Interactive’s  total revenues. Lemeng Interactive’s ten largest customers in all periods presented are based in China. Lemeng Interactive’s suppliers mainly include media channels such as third party advertising platforms and media apps. Lemeng Interactive generally signs framework agreements with its media channels who supply advertising space and with customers.

Research and Development

Our research and development efforts are focused on enhancing the architecture of Lemeng Interactive’s technology platform and creating additional functionality for our customers. Lemeng Interactive is also continuously working to improve its audience intelligence capabilities in order to help its advertisers reach precise audiences developed through demographic and behavioral analysis. As part of Lemeng Interactive’s cross-platform SDKs that it provides, Lemeng Interactive seeks to include new capabilities, such as additional analytical tools, notification solutions, payment solutions and mediation tools.

Lemeng Interactive’s R&D Department is the largest department, with a total of 18 employees engaged in research and development functions. For fiscal 2020, Lemeng Interactive’s total research and development expenses were approximately RMB 3.3 million, accounting for 40% of its total expenses.

Lemeng Interactive’s R&D Department focuses on developing systems and products in accordance with the company’s business strategy and planning, and to provide all-round technical support for business development. The department cooperates with our Marketing Department to provide technical support for daily operations.

Competitive Strengths

Lemeng Interactive had three main sources of user data before 2018: (a) Lemeng Interactive obtained data like gender, age, income, region, marital status, interests, browsing behavior and activity history from our own platform; (b) Lemeng Interactive cooperated with mainstream E-commerce platforms and social media to obtain behavioral data concerning social graph, media usage, purchase intention and buying behavior, which provides us with the insight of the pattern of purchase demand; and (c) Lemeng Interactive obtained mobile numbers through cooperation with all three of China’s major domestic telecom operators. Lemeng Interactive has established relationships which help it maintain and develop a large and stable business scale and level, while the cooperation with these operators helps us mitigate business risks. Furthermore, while complying with relevant law, Lemeng Interactive is able to improve its data analysis model, the analysis and classification of user groups, and the relevance and accuracy of user groups.

In addition to our existing business, Lemeng Interactive also has technical expertise and operational experience of independent DSP platform and app development. Based on Lemeng Interactive’s business development needs, Lemeng Interactive can leverage to establish its own advertising platform as required. The company maintains direct or indirect cooperative relations with mainstream advertising platforms and leading apps in the current market to ensure smooth cooperation.

Our Growth Strategies and Plan

In order to continue to add value to Lemeng Interactive’s clients and differentiate itself from its competition, Lemeng Interactive will continue to invest in technology. Lemeng Interactive’s innovation efforts are principally focused on enhancing our data analytics capabilities for audience targeting. Lemeng Interactive believes that a higher level of targeting and relevance for its advertising campaigns will increase the value proposition for existing and prospective advertising clients.

Lemeng Interactive’s current business strategy is to solidify and develop its market position in the industry with focus on firming up the data analysis capabilities to further improve its precision advertisement strength to meet the clients’ precise needs while maintaining and increasing our gross margin level.

We aim to complete customer delivery needs through a full range of one-stop solutions to ensure service delivery efficiency and quality in order to build a strong reputation in a wider range of customers and potential customer groups.

We plan to pursue acquisitions of complementary businesses and technologies that represent a strategic fit with us and are consistent with our overall growth strategy. We may also pursue future acquisitions to expand or add capabilities to our existing platform and to continue to build out innovative and effective app monetization and targeted advertising solutions.

Lemeng Interactive will continue to strengthen its R&D team. In addition to strengthening its big data analysis capabilities, Lemeng Interactive will develop new products and new platforms that are in line with its business development, to ensure that its technology reserves can be quickly converted into products when needed. At the business level, Lemeng Interactive grows the scale of the existing business model, while exploring new business model and business direction, so that its core competencies can be more widely applied. In order to meet the business development, Lemeng Interactive will also explore strategic investment and acquisition opportunities, engage and merge new technologies and businesses.

Pricing Models

When an advertisement page is displayed it is an “impression” since it is only being seen when displayed. Some visitors who are looking at the display and who are interested in the display will engage such as to click through the displayed advertisement, and a portion of the visitors who clicked through that advertisement will complete an action by downloading apps or purchasing products from the advertiser’s landing page. From the potential user to the actual user who participates in the interaction or completes the above actions, are called “conversions.”

For the service Lemeng Interactive provides in its traditional advertisement business, Lemeng Interactive typically charges advertisers a cost-per-click (“CPC”) basis, under which users are not expected to complete the conversion, purchase a product or sign up for something; the performance-based metric is simply whether the user has clicked the target.

For interactive advertisement business Lemeng Interactive typically charges advertisers on a CPC or cost-per-download (“CPD”) basis. Under CPD, the advertiser pays for each specific action linked to its advertisement, such as download an application or other file by a user.

Advertisers settle directly with Lemeng Interactive based on the contractual agreement, whether it is CPC and CPD.

Intellectual Property

Patent Information

Lemeng BJ owns 1 patent:

Title	Type	Application Number	Expiration Date
An access method and system of SDK	Invention	CN201710058994.6	2037-01-22

Software Copyright Information

Lemeng Interactive has a total of 66 copyrights. All of the copyrights are for software, including applications, platforms and system software. 33 of those 66 are owned by Lemeng BJ, 23 are owned by Lemeng TJ, and 10 are owned by Yishen.

Copyrights owned by Lemeng BJ:

Registration Number	Full Name of Software	Registration Approval Date	Expiration Date
2021SR 1583440	DSP Advertising Big Data Analysis System	2021-10-28	December 31 of the 50th Year after the First Publication
2021SR 1581777	DSP Advertising Cost Calculation Management System	2021-10-28	December 31 of the 50th Year after the First Publication
2021SR 1937680	Advertising Solution Management System	2021-11-30	December 31 of the 50th Year after the First Publication
2021SR 1581615	DSP Promotion Platform	2021-10-28	December 31 of the 50th Year after the First Publication
2021SR 1583448	Advertising Content Editing System	2021-10-28	December 31 of the 50th Year after the First Publication
2021SR 1959730	Advertising Data Analysis and Reporting System	2021-12-01	December 31 of the 50th Year after the First Publication
2021SR 1959655	Advertising Effect Evaluation System	2021-12-01	December 31 of the 50th Year after the First Publication
2021SR 1674513	Advertising Business Agency Service System	2021-11-09	December 31 of the 50th Year after the First Publication
2021SR 1681070	Advertising Business Information System	2021-11-10	December 31 of the 50th Year after the First Publication
2021SR 1682556	Log Analysis System	2021-11-10	December 31 of the 50th Year after the First Publication
2021SR 1961517	Fast Push Marketing Cloud Advertising Platform	2021-12-01	December 31 of the 50th Year after the First Publication
2021SR 1681707	Fast Push Marketing Cloud Operation Platform	2021-11-10	December 31 of the 50th Year after the First Publication
2019SR 0811628	DSP Promotion Platform	2019-08-06	2068-12-31
2019SR 0086563	Supplier Delivery System	2019-01-24	2068-12-31
2019SR 0050655	Background Control Page Display System	2019-01-16	2068-12-31
2019SR 0040408	Merchant Input APP Software	2019-01-14	2068-12-31
2019SR 0040405	Merchant Management Project Architecture System	2019-01-14	2068-12-31
2019SR 0033622	Lemeng Data Platform	2019-01-10	2068-12-31
2019SR 0033626	Merchant Input Management System	2019-01-10	2068-12-31
2019SR 0033620	Log Analysis System	2019-01-10	2068-12-31
2018SR 053711	Reward Payment Saas Platform	2018-01-23	2067-12-31
2017SR 693894	Fast Push Marketing Cloud Advertising Platform	2017-12-15	2067-12-31
2017SR 689257	Fast Push Marketing Cloud Operation Platform	2017-12-14	2067-12-31
2017SR 685538	Merchant Mobile Payment Management Platform	2017-12-13	2067-12-31
2017SR 452003	Gossip Flow Platform	2017-08-16	December 31 of the 50th Year after the First Publication
2015SR 237036	HE Instant Messaging Software Company	2015-11-30	2065-12-31
2015SR 237043	Reward Payment SDK Management System	2015-11-30	2065-12-31
2015SR 237202	Shangba App Management Platform	2015-11-30	2065-12-31
2015SR 237195	Zhongyixuan WeChat Food Ordering System	2015-11-30	2065-12-31
2015SR 237891	All-Star Mobile Game Software	2015-11-30	December 31 of the 50th Year after the First Publication
2015SR 236136	Gift Package Management System	2015-11-27	2065-12-31
2015SR 156541	Mengmeng Connect & Match-Android Mobile Game Software	2015-08-13	2065-12-31
2015SR 156545	Xionghaizhi Shooting- Android Mobile Game Software	2015-08-13	2065-12-31

Copyrights owned by Lemeng TJ:

Registration Number	Full Name of Software	Registration Approval Date	Expiration Date
2020SR0813597	Short video user accuracy analysis directional delivery software	2020-07-22	December 31 of the 50th Year after the First Publication
2020SR0744660	Directional promotion of short video traffic statistics charging system	2020-07-09	December 31 of the 50th Year after the First Publication
2020SR0746912	Short video to promote DSP application software	2020-07-09	December 31 of the 50th Year after the First Publication
2020SR0744793	Business customization system of demand-side for enterprise	2020-07-09	December 31 of the 50th Year after the First Publication
2020SR0695614	Enterprise official website precision division of advertising	2020-06-30	December 31 of the 50th Year after the First Publication
2020SR0694478	User-targeted advertising division system of live broadcast platform	2020-06-30	December 31 of the 50th Year after the First Publication
2020SR0695996	Enterprise promotion business docking management system	2020-06-30	December 31 of the 50th Year after the First Publication
2020SR0696002	Enterprise official website business classification precision promotion platform	2020-06-30	December 31 of the 50th Year after the First Publication
2020SR0694486	Intelligent APP user analysis and statistics promotion platform	2020-06-30	December 31 of the 50th Year after the First Publication
2020SR0686210	Enterprise business promotion demand analysis system	2020-06-29	December 31 of the 50th Year after the First Publication
2020SR0691538	Short video heat analysis traffic guidance platform	2020-06-29	December 31 of the 50th Year after the First Publication
2020SR0692972	Portal website user promotion management system	2020-06-29	December 31 of the 50th Year after the First Publication
2020SR0692980	Short video users’ like big data analysis system	2020-06-29	December 31 of the 50th Year after the First Publication
2020SR0691175	Time sharing and hierarchical user promotion system of webcast	2020-06-29	December 31 of the 50th Year after the First Publication
2020SR0691578	Popular app promotion user effect analysis system	2015-11-30	December 31 of the 50th Year after the First Publication
2017SR127077	DSP Internet advertising platform	2017-04-20	2066-12-31
2017SR123945	Cute Pets Adventure mobile online game software	2017-04-18	2066-12-31
2017SR123769	City Road Race mobile online game software	2017-04-18	2066-12-31
2017SR120919	Reward payment mobile payment management platform	2017-04-17	2066-12-31
2017SR120651	Small Tower Defense mobile online game software	2017-04-17	2066-12-31
2017SR120924	Shangba integrated entertainment platform App software	2017-04-17	2066-12-31
2017SR120633	Mobile online game software of Battlefield Tank	2017-04-17	2066-12-31
2017SR120913	Shang chess and cards mobile online game hall software	2017-04-17	2066-12-31

Copyrights owned by Yishen:

Registration Number	Full Name of Software	Registration Approval Date	Expiration Date
2021SRE001065	Match-man Wake Up game software	2021-01-14	December 31 of the 50th Year after the First Publication
2020SRE025110	Pocket Commander game software	2020-12-31	December 31 of the 50th Year after the First Publication
2020SRE022081	The Most Powerful Worker game software	2020-12-02	December 31 of the 50th Year after the First Publication
2020SRE021117	Baogong Strange Cases mobile game software	2020-11-20	December 31 of the 50th Year after the First Publication
2020SR1532153	I Want To Be An Anchor of mobile game software	2020-10-30	December 31 of the 50th Year after the First Publication
2020SR1525139	Beefy Adventures mobile game software	2020-10-28	December 31 of the 50th Year after the First Publication
2020SR1100161	Sand Sculpture Architect mobile game software	2020-09-15	December 31 of the 50th Year after the First Publication
2020SR0935168	Here Comes The Stick of mobile game software	2020-08-17	December 31 of the 50th Year after the First Publication
2020SR0895881	The Boss Makes A Face mobile phone game software	2020-08-07	December 31 of the 50th Year after the First Publication
2020SR0764461	Little Special Attack Team mobile game software	2020-07-13	December 31 of the 50th Year after the First Publication

Trademark Information

Trademarks owned by Lemeng BJ:

Registration Number	Trademark	List of Goods / Services	Status	Application Date	Valid Period
29852964	Lemeng Interactive	9 - Scientific Instruments

		Downloadable computer application software (0901) computer hardware (0901) access or access control computer program (0901) data processing equipment (0901) recorded computer program (0901) automatic teller machine (ATM) (0902) operating system program (0901) automatic cash register (0902) sales terminal (POS) (0902) cash register (0902)	Registered	2019-01-28	2019-01-28 through 2029-01-27

29857410	graphics	35 - advertising sales

		Online advertising on computer network (3501) renting advertising time on communication media (3501) displaying goods on communication media for retail purpose (3501) business management consulting (3502) providing business information service through Internet (3502) providing business and business contact information (3502) advertising (3501) providing online market for buyers and sellers of goods and services (3503) promoting computers for others (3503) Database information systematization (3506)	Registered	2019-01-28	2019-01-28 through 2029-01-27

29863542	graphics	9 - Scientific Instruments

		automatic teller machine (ATM)(0902) sales terminal (POS) (0902) cash register (0902) data processing equipment (0901) recorded computer program (0901) downloadable computer application software (0901) operating system program (0901) automatic cash register (0902) computer hardware (0901) computer program for access control (0901)	Registered	2019-01-28	2019-01-28 through 2029-01-27

20498015	Shangba	41 - education and entertainment	Registered	2017-08-21	2017-08-21 to 2021-08-20

Qualification Certification

Certificate Category	Date Of Issue	Valid Through Date	Certificate No	Entity
High-Tech Enterprise Certification	2019-12-02	2022-12-02	GR201911003747	Beijing Lemeng Interactive Technology Co., Ltd
Zhongguan Cun High-Tech Enterprise Certification	2021-05-27	2023-05-27	20212010471301	Beijing Lemeng Interactive Technology Co., Ltd
High-Tech Enterprise Certification	2021-10-09	2024-10-09	GR202112000868	Tianjin Lemeng Interactive Technology Co., Ltd

Domain Name

Lemeng BJ and Yishen have ten domain names. The information on these domains is not incorporated in this prospectus.

Domain Name	Registration Date	Expiration date	Website record / license number	Patent owner
lemeng123.com	2014-11-04	2022-11-04	No. 14057041	Lemeng BJ
rewards8.cn	2014-12-04	2022-12-04	Certificated	Lemeng BJ
rewards8.com	2014-12-04	2022-12-04	No. 14057041	Lemeng BJ
rewards8.com.cn	2014-12-04	2022-12-04	Certificated	Lemeng BJ
shangbar.cn	2014-12-04	2022-12-04	Certificated	Lemeng BJ
shangbar.com	2014-12-04	2022-12-04	No. 14057041	Lemeng BJ
shangbar.com.cn	2014-12-04	2022-12-04	Certificated	Lemeng BJ
shangfee.com	2016-06-02	2022-06-02	No. 14057041	Lemeng BJ
lemhd.cn	2017-03-21	2022-03-21	Certificated	Lemeng BJ
www.famedoumb.com	2021-06-09	2022-06-09	No. 14057041	Lemeng BJ
www.fameplat.com	2021-06-09	2022-06-09	No. 14057041	Lemeng BJ
yiswx.shop	2020-09-14	2022-09-15	Certificated	Yishen

Legal Proceedings

From time to time, Lemeng Interactive has been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. Lemeng Interactive is not currently a party to any material legal or administrative proceedings.

REGULATIONS

We and Lemeng Interactive are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our and Lemeng Interactive’s business and operations. Areas in which we and Lemeng Interactive are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2020 Edition), or the Catalog, as promulgated by the MOFCOM, and the National Development and Reform Commission (the “NDRC”) on December 27, 2020, and the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021), as promulgated on December 27, 2021. According to the Negative List (2021), Lemeng Interactive’s value-added telecommunication services are restricted industry, while other businesses operated by us in PRC do not fall into the restricted or prohibited categories. The Negative List (2021) also stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in business in the prohibited investment field. However, provisions on overseas indirect listing of domestic companies are still being formulated and there are no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the NPC adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2021) to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in PRC, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 24, 2021, the CSRC published the Overseas Issuance and Listing Regulations Drafts, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic enterprise. Although such Overseas Issuance and Listing Regulations Drafts are still subject to public comments and formal adoption and promulgation by Chinese authorities, and some provisions leave room for further interpretations by additional future rules and regulations, they have provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas.

The definition of “indirect issuance of securities overseas by a Chinese domestic enterprise” under the Overseas Issuance and Listing Regulations Drafts is relatively broad. Under the Overseas Issuance and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes indirect issuance of securities overseas by a Chinese domestic enterprise. Under the Overseas Issuance and Listing Regulations Drafts, the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic enterprise”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and principal business place is in the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not.

In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic enterprise”, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the fillings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filling report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If the company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC. The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic enterprises, and other related responsible persons. Under the Overseas Issuance and Listing Regulations Drafts, the potential penalties for the variable interest entities include fines within the range between RMB 1 million and RMB 10 million. If the noncompliance is deemed severe, the operations of the variable interest entities can be suspended to rectify and the permission and licenses held by variable interest entities could be canceled.

It is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted or implemented and whether it applies to listed companies. If we are required to make filing for the offering, we will need to comply with the aforesaid filing requirements. Moreover, we could be subject to the filing requirement for future share offering, major changes in our company and other scenario as required under the Overseas Issuance and Listing Regulations Drafts.

Regulations Relating to Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was most recently amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on intellectual property.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China, which became effective on June 1, 2017, pursuant to which network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator that collects personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC.

On June 22, 2007, the Ministry of Public Security, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”, and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades. The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security, and report the grade to the relevant department for examination and approval.

On April 13, 2020, the CAC, the NDRC, the MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures (2020 Version), effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, in addition to CIIO, any data processor carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and will become effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) shall be repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that any online platform operators controlling personal information of more than 1 million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Cybersecurity Review Measures (2021 Version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. According to the Cybersecurity Review Measures (2021 Version), those who fail to conduct the review as required shall be fined not less than one time but not more than ten times the purchase amount; the persons directly in charge shall be fined within the range between RMB 10,000 and RMB 100,000.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, shall be treated with higher level of protection. Specifically, the Data Security Law provides that processors of important data shall appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processor shall evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. Separately, data transaction intermediary services providers shall check the sources of the data, the identities of parties to the data transactions and shall keep records accordingly. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On October 29, 2021, the CAC published the Draft Outbound Data Transfer Security Assessment Measures (the “Draft Outbound Data Transfer Security Assessment Measures”), which specify the circumstances in which data handlers providing data outbound shall apply for outbound data transfer security assessment with the cyberspace administration, including, among others, the CIIO provide personal information outbound collected and generated by them. It does not clarify the number of outbound data transfer in such circumstance, which leaves more uncertainties in its application and enforcement and if we are deemed to be a CIIO, we could be subject to the outbound data security assessment with national Cyberspace Administration as mentioned above.

On November 14, 2021, the Cyberspace Administration of China published the Administrative Regulations on Internet Data Security (Draft for Comment), or the “Administrative Regulations Draft”, which reiterates that data handlers that process the personal information of more than 1 million users listing in a foreign country should apply for a cybersecurity review. If a data processor fails to perform the obligation of cybersecurity review, the relevant competent department shall order it to make corrections, give a warning, and may also impose a fine within the range between RMB 50,000 and RMB 500,000, and the directly responsible person in charge may be imposed a fine within the range between RMB 10,000 and RMB 100,000; those who refuse to make corrections or cause serious consequences such as endangering data security shall be fined within the range between RMB 500,000 and RMB 2 million, and may be ordered to suspend business for rectification, revoke relevant business licenses, and the person in charge shall be fined within the range between RMB 50,000 and RMB 200,000.

Currently, the Cybersecurity Review Measures (2021 Version) were recently adopted and the Administrative Regulations Draft has been released for public comment, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. If the CSRC or other regulatory agencies promulgate new rules or explanations requiring that we obtain their approvals for this offering and any subsequent offering, we may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a CIIO or a company that is engaged in data processing and holds personal information of more than 1 million users, we could be subject to PRC cybersecurity review.

Regulations Relating to Privacy Protection

Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the Cyber Security Law of the People’s Republic of China, network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On August 20, 2021, the SCNPC promulgated Personal Information Protection Law of the People’s Republic of China (“The Personal Information Protection Law”), which became effective on November 1, 2021. According to The Personal Information Protection Law, personal information refers to any kind of information related to an identified or identifiable natural person as electronically or otherwise recorded, excluding information that has been anonymized. Processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. Processing of personal information shall be for a specified and reasonable purpose, and shall be conducted for a purpose directly relevant to the purpose of processing and in a way that has the least impact on personal rights and interests. Collection of personal information shall be limited to the minimum scope necessary for achieving the purpose of processing and shall not be excessive.

There are uncertainties with respect to how such laws and regulations will be implemented and interpreted in the future and PRC regulators are enhancing the protection of privacy rule-making and enforcement actions at central and local levels. At present, we have actively complied with the relevant provisions on personal information and formulated the user privacy policy. However, any failure or perceived failure by us to comply with privacy policies or related legal obligations could cause suspension of business for rectification, fines and other penalties.

Regulations Relating to Advertisement

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to the PRC Advertising Law, as latest amended and effective on April 29, 2021, which requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations and the content of the advertisement shall not contain the prohibited information including but not limited to (i) information harm the dignity or interests of the State or divulge the secrets of the State, (ii) information contain wordings such as “national level”, “highest level” and “best”, (iii) information contain ethnic, racial, religious, sexual discrimination. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Without prior consent or request, the advertisers, advertising operators and advertising distributors shall not deliver advertisement to any person’s accommodation or transportation. If the advertisers, advertising operators and advertising distributors display any pop-up advertisement, they shall show the close button clearly to make sure that the viewers can close the advertisement upon one-click. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the SAMR, or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

Furthermore, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAMR, and effective on September 1, 2016, regulates any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provides more detailed guidelines to the advertisers, advertising operators and advertising distributors. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service provider merely provides information services and is not involved in the Internet advertisement businesses.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

In recent years, China has become more open to foreign currency exchange. Individual persons are allowed to buy $50,000 each year, but for companies there are still control policies. Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to the Overseas Investment Regulation which was issued in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though the Notice on Further Improving and Adjusting the Foreign Exchange Management Policy for Capital Account (“No. 2 Notice”) passed in February of 2014 by SAFE has made domestic enterprises much easier releasing foreign currency overseas to foreign companies including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75”, in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notification as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself  (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Notification 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Our shareholders including natural persons or legal persons/institutes are undergoing such registration.

Regulation on Dividend Distributions

Our PRC subsidiary, WFOE, is wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include: Corporate Law (1993) as lastly amended in 2018; the Foreign Investment Law and its Implementing Regulations; and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2019.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations on the Enterprise Income Tax Law was lately amended on April 23, 2019. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules and amended it on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Following the promulgation of the Cyber Security Law and Data Security Law, on December 24, 2021, the CSRC published the Overseas Issuance and Listing Regulations Drafts, which provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including CSRC approval requirements, data privacy and cross-border investigation and enforcement of legal claims.

While the application of the M&A Rules and Overseas Issuance and Listing Regulations Drafts remains unclear, the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule and Overseas Issuance and Listing Regulations Drafts is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and our business operations in China do not belong to a prohibited industry by foreign investment.

However, that there is still uncertainty as to how the M&A Rules and Overseas Issuance and Listing Regulations Drafts will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2019 edition), effective as of January 1, 2020 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Risks and uncertainties relating to PRC regulation of internet businesses include new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including mobile advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, Lemeng Interactive could be subject to penalties and our business operations could be disrupted.

The NDRC and MOFCOM periodically jointly revise the Negative List. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, Lemeng Interactive would no longer benefit from such designation.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

China has been open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to the FIL. Under the FIL, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, Administration of Foreign Debts Tentative Procedures, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt and the Provisional Measures on Administration of Foreign Debt.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in January 2003 and became effective on March 1, 2003, any loans provided by us to our PRC subsidiary in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No. 9 Notice”), which improved the policy framework of the cross-border financing. The No. 9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of our PRC subsidiary, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1 (the “All-Round Mode”). On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the Notice 9 is updated from 1 to 1.25. On January 7, 2021, the PBOC and SAFE promulgated the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies, which provides that the macro-prudential regulation parameter of companies is updated from 1.25 to 1. Currently, the implementation of the foregoing methodologies in cross-border financing have not been formally determined by the PBOC and the SAFE. In the practice, according to the Q&A on Macro-prudential Regulation Parameter for Full-Covered Cross-border Financing (Phase I) (the “Q&A”) issued by the SAFE on May 27, 2017, FIEs shall submit a written filing report to the local foreign exchange bureau when they handle the foreign debt signing filing (registration) for the first time after the issuance of the Q&A, so as to clarify the cross-border financing management mode they choose during the transition period. If the All-Round Mode is selected, the latest audited net assets data shall be reported at the same time. Once the cross-border financing management mode is determined, it shall not be changed. Alternatively, if we choose to use the All-Round Mode, the amount of loans we can make to our PRC subsidiary as calculated according to the No. 9 Notice and the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies will not be more than 2 times of the net assets of such entities.

Moreover, as the debtors of cross-border financing, our PRC subsidiary is also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality within fifteen working days after signing the contracts according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by the SAFE in April 2013 and revised in May 2015.

Pursuant to the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015 (“Circular 2044”), before the issuance of foreign loans, enterprises shall first apply to the NDRC for record-filing and registration procedures and shall report the information on the issuance to NDRC within 10 business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of one year or more which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including bonds issued overseas and long- and medium-term international commercial loans, and so forth. In February 2020, the NDRC circulated the Guide to the Registration of Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to the NDRC. However, the NDRC has not issued any other further explanation for the implementation of the Circular 2044. In the practice, the NDRC’s attitude on whether foreign-invested enterprises with foreign loans with a term of more than one year need to register is still not completely unified, and it is generally determined on a case-by-case basis.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Tax

Enterprise income tax

According to the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status, which certificate is valid for a period of three years and renewable.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Dividends withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Regulations on Intellectual Property

China joined WTO in 2001 and signed the treaty of TRIPS (Agreement on Trade-Related Aspects of Intellectual Property Rights), therefore China’s IP laws are very much close to TRIPS.

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this prospectus, we have registered 4 trademarks, all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on January 9, 2010 and took into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. As of the date of this prospectus, we have successfully obtained 1 patent which is an invention patents.

Copyright

Pursuant to the PRC Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 (the latest revision became effective from June 1, 2021) and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 (the latest revision became effective from March 1, 2013), the PRC nationals, legal persons, and other organizations shall enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Pursuant to the Regulations on the Protection of Computer Software promulgated by the State Council in December 2001 and most recently amended in January 2013, and the Rules for the Registration of Computer Software Copyright, which was promulgated by the China Copyright Office and came into effect in February 2002, anyone publishes, revises or translates computer software without obtaining the prior approval of the computer software copyright holders shall bear civil liability to the copyright owner because of harming the copyright. The corporate computer software copyright is valid for a term of 50 years until December 31 of the 50th year, starting from the date as of first publication. The computer software copyright owners shall register at the registration institution authorized by the PRC Copyright Office to obtain the computer software copyright registration certificates as preliminary evidence of the computer software copyright being registered.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Licenses for Value-Added Telecommunications Services

An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunication activities.

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, which was lately amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the MIIT, or its provincial level counterparts. The MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses on March 1, 2009 and most recently amended it on July 3, 2017, for the purpose of setting forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015 and June 6, 2019, the MIIT published revised editions of Catalog of Classification of Telecommunication Business. According to the latest 2019 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and lastly amended on February 6, 2016, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. MIIT issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce.

To comply with the above-mentioned foreign ownership restrictions, we operate our value-added telecommunication services in China through the VIE.

Regulations Relating to Anti-Monopoly, Anti-Corruption and Anti-Bribery

On August 30, 2007, the SCNPC promulgated the Anti-Monopoly Law which stipulated the regulation of market monopoly. In February 2021, the Anti-Monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentrations involving VIEs will also be subject to antitrust filing requirements. On October 23, 2021, the SCNPC issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators liable for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also empowers the relevant authority to investigate into transaction where there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. As the date of this prospectus, the amended Anti-Monopoly Law has not been enacted yet.

Pursuant to the Anti-Unfair Competition Law of the PRC promulgated by the SCNPC on September 1, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money or goods or by any other means, to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded at both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed as conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

Lemeng Interactive’s Employees

As of the date of this prospectus, Lemeng Interactive employed a total of 37 full-time employees. As of December 31, 2020, we employed a total of 38 full-time employees. As of December 31, 2019, Lemeng Interactive employed a total of 41 full-time employees.

Department	December 31, 2021	December 31, 2020	December 31, 2019
General Manager Office	3	3	3
Sales and Marketing	15	15	18
Human Resources & Administration	1	2	2
Accounting	4	3	3
Technology Department	14	15	15
Total	37	38	41

All of Lemeng Interactive’s total employees are employed in China. Lemeng Interactive’s employees are not represented by a labor organization or covered by a collective bargaining agreement. Lemeng Interactive has not experienced any work stoppages.

Lemeng Interactive is required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal 2019, we contributed in aggregate approximately RMB 1.3 million to the employee benefit plans, social insurance and housing funds. In fiscal 2021, Lemeng Interactive contributed in aggregate approximately RMB 0.8 million to the employee benefit plans, social insurance and housing funds. The effect on our liquidity by the payments for these contributions is immaterial. Lemeng Interactive believes that it is in material compliance with the relevant PRC employment laws.

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. The land use rights to the property on which our facilities are situated are held by third parties from which we lease such property.

In Beijing, Lemeng Interactive leases office space from Beijing Satellite Manufacturing Co., Ltd. Satellite Building Science and Technology Center. The total leased area spans 350 square meters. The lease commenced on November 10, 2017 and has been renewed once; the current expiration date is December 31, 2023. The property is leased without any pledge/mortgage as of the date of this prospectus.

In Xinjiang, our company leases office space from a third party Hongyi Wu. One is located at No. 1019, Chuanyu Building, Shenka Avenue, Kashi City, and the lessee is Lemeng XJ. The total leased area spans 52 square meters. The lease commenced on December 1, 2021 and the expiration date is November 30, 2022. The property is leased without any pledge/mortgage as of the date of this prospectus.

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures for the fiscal years ended December 31, 2020 and 2019:

	Year ended December 31
	2020	2019
Investments in Nanjing Juguang Infotech Co., Ltd	$-	$2,899,181
Investments in office equipment	$1,668	$8,312
Total capital expenditures	$1,668	$2,907,493

These expenditures were funded by cash flow from operations. Lemeng Interactive made the following expenditures in the period from January 1, 2021 through September 30, 2021.

Investments in machinery and production equipment and leasehold improvement	$-
Total capital expenditures	$-

During the fiscal years ended December 31, 2020 and 2019, Lemeng Interactive did not have any divestitures (including interests in other companies), and none are currently in process.

Management

The following table provides information regarding our executive officers and directors as of February 1, 2022:

Name	Age	Position(s)
Baohua Feng	40	Chief Executive Officer and Chairman of Board of Directors
Zongfang Bi	40	Chief Financial Officer
Bing Han	42	Director
Wei Wang	37	Director
Lu Sun	39	Independent Director
Zhuo Wang	33	Independent Director
Mikaël Charette	41	Independent Director
Kang Zhao	40	Independent Director

The business address of all such senior management and directors is Unit 408, 4th Floor, Building 51, No. 63, Zhichun Road, Haidian District, Beijing 100089 China.

Baohua Feng

Director since June 2020

Baohua Feng serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Feng founded Beijing Lemeng Interactive Technology Co., Ltd in September, 2014. From May 2012 to August 2014 Mr. Feng served as the General Manager of Beijing Fenghua Herui Technology Co., Ltd. Between November 2010 to April 2012, Mr. Feng also served as the General Manager of Beijing Xinrui Heyuan Technology Co., Ltd. Mr. Feng served as the Technical Director at Xiamen Minxun from September 2008 to November 2010. From April 2005 to August 2007, Mr. Feng served as the Manager at DXN Wireless Software. Mr. Feng, served as the Technical Director at Beijing Jinjifeng Technology Co., Ltd between September 2003 and March 2005. Mr. Feng holds a Bachelor’s degree with a major in Communications Engineering from Beijing Institute of Technology. We have appointed Mr. Feng as director because of his extensive 16 years of experience in operations and development of advertising technology, big data development, and finance technology products.

Bing Han

Director since June 2020

Bing Han has served as our Director since June 2020. Since January 2010, Ms. Han has been serving as the Executive Director of Unicom Huajian Network Co. Ltd. From October 2008 to December 2009, Ms. Han served as Associate in the Operations Department with China International Capital Corporation Limited. Between 2007 and October 2008, Ms. Han served as an Associate with IBD with China International Capital Corporation Limited. Ms. Han holds a Master of Economics from University of Alberta and a Bachelor of Economics from University of British Columbia. We believe Ms. Han is well qualified to serve on our Board of Directors because of her extensive experience in telecommunications industry and big data sector.

Wei Wang

Director since 2020

Wei Wang has been our director since Mr. Wang served as the Executive Director and Manager of Beijing Chunxin Changying Investment Management Co., Ltd. Mr. Wang holds a Master of Electrical Engineering from Tsinghua University in Beijing, Bachelor of Economics from National School of Development Peking University in Beijing, and Bachelor of Electrical Engineering from Tsinghua University in Beijing. We believe Mr. Wang is well qualified to serve on our Board of Directors because of his extensive knowledge in electrical engineering.

Zongfang Bi

CFO since 2015

Zongfang Bi has served as our Chief Financial Officer since 2015. Mr. Bi has experience in a previously Nasdaq listed company (CCIH) and is familiar with financial listing requirements with over seventeen years of experience in finance and accounting. From 2013 to 2015, he served as the Chief Financial Officer at Beijing Le Cheng Lianchuang Network Technology Co. Ltd. Mr. Bi served as Financial Manager at Blue I.T. Technologies Co. Ltd from 2007 to 2013. Between 2004 and 2007, Mr. Bi served as an accountant in Beijing Kunde Accounting Firm Co. Ltd. Mr. Bi attended Capital University of Economics and Business in Beijing, China for its accounting program.

Lu Sun

Independent Director

Lu Sun serves as an independent director and audit committee financial expert as of the date of this prospectus. Ms. Sun has over fifteen years of experience in accounting and financing. Since April 2019, Ms. Sun has been serving as a partner at Airui Management Consulting Co. Limited, mainly providing accounting and compliance advisory service for listed companies. Ms. Sun served as the Chief Financial Officer at China Nationwide Internet Financial Service Limited from December 2015 to April 2019. Between 2006 to 2015, Ms. Sun served as the Secretary of Board of Directors and Accounting Manager at Shineco, Inc., a Nasdaq listed company (SISI). She holds a Bachelor Degree from Tian Jin University of Commerce and a Master’s Degree from the University of International Business and Economics. We believe Ms. Sun is well qualified to serve on our Board of Directors and in the audit committee because of her extensive experience in finance and accounting along with her in-depth knowledge of finance operation and internal control of listed companies.

Zhuo Wang

Independent Director

Zhuo Wang serves as an independent director as of the date of this prospectus. Mr. Wang currently serves as a Director of Mingzhu Logistics Holdings Limited, a Nasdaq listed company (YGMZ). Mr. Wang has over ten years of experience in investment and management. Since June 2018, he has been the Marketing Manager of Springview Enterprises Private Limited, a Singapore construction design and building supply company. Since May 2017, Mr. Wang has also been serving as the Managing Director of China International Holdings, and its Hong Kong based subsidiaries; China International Securities Limited, a securities firm, overseeing the firm’s brokerage services, business operations and performance; and China International Corporate Management Limited, a consulting firm that provides a range of business solutions to small and medium size companies in Asia. Since April 2016, Mr. Wang has been serving as the Head of Finance and Operations of Shines International Limited, a management consultancy firm in Singapore specializing in education. From October 2012 to June 2018, Mr. Wang served as Head of Finance and Marketing of GGL Enterprises Pte. Ltd., a Singapore based firm that provides building external and interior designs, main contractor services and material supplies for major renovation and building works. In addition, Mr. Wang served as director in the board of various companies, including Belvedere Ventures Pte Ltd, a real estate development and construction company, Sandhurst Global Pte Ltd., a security personnel staffing and systems company, and several holding companies. Mr. Wang holds a Bachelor of Science in Business Management from Babson College in Boston, Massachusetts. We believe Mr. Wang is well qualified to serve on our Board of Directors because of his extensive experience in investment and management.

Mikaël Charette

Independent Director

Mikaël Charette serves as an independent director as of the date of this prospectus. Mr. Charette served as Vice Chairman and Director of the Canadian Chamber of Commerce in Shanghai where he represented the interest of the Canadian business community from April 2019 to April 2021. Since April 2019, he has also been serving as the Vice President of Fung & Yu CPA Ltd., a Hong Kong based accounting firm serving clients in Greater China and overseas. Since May 2006, Mr. Charette has been serving as the President of Well Asia Group, an asset holding and managing company that provides immigration and real estate services to high-net-worth individuals. For the periods from February 2005 to May 2006 and from January 2009 to December 2016, he served as a partner of Harvey Law Group where he built a successful immigration practice for high-net-worth individuals and represented clients in cross-border transactions and advised on market entry issues in China and other Asian countries. Mr. Charette serves as directors in the board of various companies, including Mingzhu Logistics Holdings Limited, a Nasdaq listed company (YGMZ), the Canada-China Business Council, the HK-Canada Business Association, the Institute Innovation Gatineau. Mr. Charette holds a Master of Law degree from City University of Hong Kong and a Juris Doctor degree from University of Victoria in Victoria, Canada. We believe Mr. Charette is well qualified to serve on our Board of Directors because of his extensive experience with legal matters in relation to cross-border transactions.

Kang Zhao

Independent Director

Kang Zhao serves as an independent director as of the date of this prospectus. Mr. Zhao has been serving as an Associate Professor with tenure in the Department of Management Science at the University of Iowa and Tippie Research Fellow since 2018. Mr. Zhao has published more than 60 papers internationally, in renowned journals and conferences. Since 2020, Mr. Zhao has been serving as the Associate Editor for Decision Support Systems (DDS), Electronic Commerce Research and Applications (ECRA) and Information Technology and Management. Since 2018, Mr. Kang has also been serving as the Editor of the Journal of the Society for Information Science and Technology (JASIST). From 2012 and 2018, Mr. Zhao served as an Assistant Professor with tenure-track in the Department of Business Analytics at Tippie College of Business, holding joint appointment with Informatics at the University of Iowa. Between 2014 to 2016, Mr. Zhao served as Chairman of the Artificial Intelligence Branch of the Society for Operations Research and Management Science (INFORMS). Mr. Zhao’s scientific research have been reported by international media platforms, including BBC, Forbes, Washington Post, Yahoo News, MIT Technology Review, USA Today, International Financial Times, South China Morning Post, etc. Mr. Zhao holds a Ph.D. in Information Sciences and Technology from The Pennsylvania State University, a Master of Science in Computer Science from Eastern Michigan University and Bachelor of Engineering with Honor in Electrical Engineering from Beijing Institute of Technology. We believe Mr. Zhao is well qualified to serve on our Board of Directors because of his extensive experience in the industry of our company.

Board of Directors and Board Committees

Our Board of Directors currently consists of seven (7) directors. We expect that all current directors will continue to serve after this offering. A majority of our directors (namely, Ms. Sun and Messers Wang, Charette and Zhao) are independent, as such term is defined by under Nasdaq listing rules and Rule 10A-3 of the Exchange Act. There are no family relationships among members of the Board. Directors serve on our Board for terms of one year and until their successors are appointed.

A director may vote in respect of any contract or transaction in which he or she is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Baohua Feng currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Feng simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the Board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the Board of Directors reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our Board will retain the authority to interpret those plans). The nominating committee of the Board of Directors is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of the Nasdaq Capital Market.

Director Name	Audit Committee	Compensation Committee	Nominating Committee
Lu Sun	(1)(2)(3)	(1)	(1)
Kang Zhao	(1)	(1)(2)	(1)
Zhuo Wang	(1)	(1)	(1)(2)

(1)	Committee member

(2)	Committee chair

(3)	Audit committee financial expert

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our Board of Directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all travel, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees. However, we intend to adopt one in the near future in connection with our application to list on the Nasdaq Capital Market.

Executive Compensation

We have recently established a compensation committee, which is responsible for approving our salary and benefit policies. Prior to establishment of the compensation committee, our Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. In the future, each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Neither our Board of Directors nor our compensation committee has adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management. The compensation committee has oversight of executive compensation plans, policies and programs.

We currently do not have a compensation committee approving our salary and benefit policies. Our Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Board of Directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Board of Directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of Directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2021, 2020 and 2019.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	All Other Compensation(2)	Total ($)
Baohua Feng	2021	$37,201	$0	$4,688	$41,889
Chief Executive Officer	2020	$34,790	$0	$2,486	$37,276
	2019	$34,790	$2,900	$3,548	$41,238
Zongfang Bi	2021	$31,621	$0	$5,770	$37,391
Chief Financial Officer	2020	$29,572	$0	$3,059	$32,631
	2019	$29,576	$2,465	$5,706	$37,747

(1)	No officer received a bonus in the year ended December 31, 2020.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of Lemeng Interactive’s employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary, to be paid monthly, and establish their eligibility to receive a bonus. The agreements also provide that executive officers are to work full time for our company and Lemeng Interactive and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and Lemeng Interactive’s internal work policies. The employment agreements also provide that Lemeng Interactive will pay for all mandatory social security programs for its executive officers in accordance with PRC regulations. Lemeng Interactive’s executive officers are subject to keep trade secrets confidential. In addition, Lemeng Interactive’s employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, Lemeng Interactive currently does not provide other benefits to the officers. Lemeng Interactive’s executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

Lemeng Interactive has not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, Lemeng Interactive may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If Lemeng Interactive wishes to terminate an employment agreement in the absence of cause, then it is obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s gross neglect of duty or corruptive actions have resulted in a material adverse effect to us.

Baohua Feng

On October 1, 2018, we entered a written employment agreement with Mr. Baohua Feng, our Chief Executive Officer. Under the terms of Mr. Feng’s employment agreement, Mr. Feng’s employment has no expiration date but may be terminated immediately at any time by Mr. Feng upon presentation of 30 days’ prior notice without cause.

Zongfang Bi

On January 4, 2021, we entered a written employment agreement with Mr. Zongfang Bi to serve as our Chief Financial Officer. Under the terms of Mr. Bi’s employment agreement, Mr. Bi’s employment has no expiration date but may be terminated immediately at any time by Mr. Bi upon presentation of 30 days’ prior notice without cause.

Non-Employee Directors

Historically, we have not paid our non-employee directors for acting as such, as our only directors prior to 2020 was our Chief Executive Officer. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of to be determined from time to time by our Board of Directors. We may also provide share option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of employment. We did not have any non-employee directors in the years ended December 31, 2020 and 2019, and compensation for our employee director is fully reflected in the above Summary Compensation Table.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions in the past three fiscal years, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Variable Interest Entity Arrangements

See “Company Structure—Contractual Arrangements with the VIE.”

Employment Agreements, and Indemnification Agreements

See “Employment Agreements” and “Description of Share Capital—Indemnification of Directors and Executive Officers and Limitation of Liability.”

Material Transactions with Related Parties

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2020:

Name of related parties	Relationship with the Company
Baohua Feng	Chief Executive Officer, Chairman and controlling shareholder of the Company
Shenzhen Lemeng Investment Partnership (limited partnership)	A shareholder of the Company
Xiaoyu Zhao	A LP of Shenzhen Lemeng investment partnership (limited partnership)
Nanjing Juguang Information Technology Co., Ltd (“Nanjing Juguang”)	An investee of Lemeng BJ
Beijing Yishen Infinite Technology Co., Ltd	One of the shareholders of Yishen
China Unicom Huajian Network Co., Ltd	The Company’s director Ms. Bing Han owns 59.63% share.
Nanjing Zhongchong Network Technology Co., Ltd	Legal representative of Nanjing Juguang Mr. Ding Liang owns 32% share.
Yun Zhao	Board secretary
Zongfang Bi	Chief Financial Officer

The following represented related party transactions as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	US$	US$	US$
Accounts receivable
Nanjing Juguang Information Technology Co., Ltd	$898	$862	$-
China Unicom Huajian Network Co., Ltd	157,270	94,827	1,232,053
Nanjing Zhongchong Network Technology Co., Ltd	-	64,152	-
	$158,168	$159,841	$1,232,053

Advances to suppliers
Beijing Yishen Infinite Technology Co., Ltd	$19,767	$18,488	$-
China Unicom Huajian Network Co., Ltd	-	4,805	746
	$19,767	$23,293	$746

Amounts due from related parties
Shenzhen Lemeng Investment Partnership (limited partnership) (1)	$4,598	$2,867	$2,914
Nanjing Juguang Information Technology Co., Ltd (2)	15,326	14,334	-
Xiaoyu Zhao (3)	6,897	6,451	6,557
Yun Zhao (4)	9,119	-	-
Zongfang Bi (5)	7,663	-	1,457
Beijing Yishen Infinite Technology Co., Ltd (6)	1,031,433	334,709	-
Amounts due from related parties, net	$1,075,036	$358,361	$13,857

Accounts payable
China Unicom Huajian Network Co., Ltd	$3,372	$-	$-

Advance from customers
Nanjing Zhongchong Network Technology Co., Ltd	$2,798	$-	$-
Beijing Yishen Infinite Technology Co., Ltd	-	10,243	-
	$2,798	$10,243	$-

Amounts due to related parties
Baohua Feng (7)	$459,777	$-	$-
Yun Zhao (8)	1,289	347	-
China Unicom Huajian Network Co., Ltd (9)	-	-	437,114
Zongfang Bi (10)	396	317	-
	$461,462	$664	$437,114

The following represented related party transactions for the years ended December 31, 2020 and 2019:

	For the years ended December 31,
	2020	2019
	US$	US$
Revenue
China Unicom Huajian Network Co., Ltd	$271,426	$229,927
Nanjing Zhongchong Network Technology Co., Ltd	58,510	381,378
	$329,936	$611,305

(1)	This represents payments of operating expenses on behalf of Shenzhen Lemeng Investment Partnership (limited partnership).

(2)	This represents payments of operating expenses on behalf of Nanjing Juguang Information Technology Co., Ltd.

(3)	(4) (5) The balance mainly are petty cash for daily administrative expenses.

(6)	This represents a loan to Beijing Yishen Infinite Technology Co., Ltd for working capital purposes. The loan is non-interest bearing and it is due on demand. This loan was fully collected by November 5, 2021.

(7)	This represents a loan from Mr. Baohua Feng for working capital purposes. The loan is non-interest bearing and it is due on demand.

(8)	(10) The balances mainly represented the expenses paid on behalf of Lemeng Interactive for daily operation.

(9)	This represents a loan from China Unicom Huajian Network Co., Ltd for working capital purposes. The loan is non-interest bearing and it is due on demand. This loan was fully repaid in 2019.

Future Related Party Transactions

After completion of this Offering, the Corporate Governance Committee of our Board of Directors (which we will establish and which will consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as Lemeng had no independent directors at that time.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of February 1, 2022, by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

On September 17, 2021, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which the authorized share capital of the Company is US$100,000 divided into 25,000,000 Class AShares with a par value of US$0.001 per share, and 75,000,000 Class B Shares with a par value of US$0.001 per share. Class A Shares are entitled to twenty (20) votes per share and our Class B Shares are entitled to one (1) vote per share. The Company has issued an aggregate of 8,310 Class A Shares and an aggregate of 1,690 Class B Shares. Of the 10,000 issued shares of the Company, 38.97% is owned by BHF Global (BVI) Limited. By virtue of BHF Global (BVI) Limited’s ownership of Class A Shares, its voting power is approximately 46.4% of total voting power of the Company.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days after      , 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 408, 4th Floor, Building 51, No. 63, Zhichun Road, Haidian District, Beijing 100089 China. As of the date of this Prospectus, we have seven (7) shareholders of record. None of our Ordinary Shares is held in the United States, and none of our shareholders is located in the United States. We will be required to have at least 300 shareholders at closing in order to satisfy Nasdaq listing standards.

				Offering (No Overallotment)			Offering (Full Overallotment)
	Shares Beneficially Owned Before Offering (1)		Percent of Total Voting Power Before	Shares Beneficially Owned After Offering		Percent of Total Voting Power After	Shares Beneficially Owned After Offering		Percent of Total Voting Power After
	Number	Percent	Offering (2)	Number	Percent	Offering (2)	Number	Percent	Offering (2)
Executive Officers and Directors:
Baohua Feng (3)	6,497	64.97%	77.40%
Bing Han (4)	1,813	18.13%	21.60%
Zongfang Bi(5)	0	0%	0%
Wei Wang(6)	859	8.59%	0.51%
Lu Sun	0	0%	0%
Kang Zhao	0	0%	0%
Zhuo Wang	0	0%	0%
Mikaël Charette	0	0%	0%

5% or Greater Shareholders
BHF Global (BVI) Limited(3)	3,897	38.97%	46.42%
Lemeng Bros. Limited Partnership(7)	2,600	26.00%	30.97%
HB Global (BVI) Limited(8)	1,813	18.13%	21.60%
Longwin Lightenbright Investment Management Co. Limited(6)	859	8.59%	0.51%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only Class A Shares and Class B Shares held by shareholders as no options are issued or outstanding.

(2) On September 17, 2021, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which the share capital of the Company is US$100,000 divided into 25,000,000 Class A Shares with a par value of US$0.001 per share, and 75,000,000 shares Class B Shares with a par value of US$0.001 per share. Class A Shares are entitled to twenty (20) votes per share and our Class B Shares are entitled to one (1) vote per share.

(3) The Company issued an aggregate of 3,897 Class A Shares to BHF Global (BVI) Limited, an entity 100% owned by Baohua Feng. Mr. Feng may be deemed to have sole voting and dispositive control of such Class A Shares and is considered the beneficial owner of such shares. The Company issued an aggregate of 2,600 Class A Shares to Lemeng Bros. Limited Partnership, an entity of which Mr. Feng owns approximately 19.2%. Mr. Feng is the general partner of Lemeng Bros. Limited Partnership and has sole voting and dispositive control of the Class A Shares held by Lemeng Bros. Limited Partnership. As such, Mr. Feng is considered to be the beneficial owner such 2,600 Class A Shares.

(4) The Company issued an aggregate of 1,813 Class A Shares to HB Global (BVI) Limited, an entity 100% owned by Bing Han. Ms. Han may be deemed to have sole voting and dispositive control of such Class A Shares. Although Ms. Han owns approximately 41.6% of the equity of Lemeng Bros. Limited Partnership, she lacks voting or dispositive control and thus lacks beneficial ownership of such shares.

(5) Although Zongfang Bi owns approximately 3.8% of the equity of Lemeng Bros. Limited Partnership, he lacks voting or dispositive control and thus lacks beneficial ownership of such shares.

(6) The Company issued an aggregate of 859 Class B Shares to Longwin Lightenbright Investment Management Co., Ltd. Wei Wang is the general partner of Longwin Lightenbright Investment Management Co., Ltd. and may be deemed to have sole voting and dispositive control of such Class A Shares and is considered the beneficial owner of such shares.

(7) The Company issued an aggregate of 2,600 Class A Shares to Lemeng Bros. Limited Partnership. Baohua Feng is the general partner of Lemeng Bros. Limited Partnership and has sole voting and dispositive control of such Class A Shares and is thus considered to be the beneficial owner of such 2,600 Class A Shares.

(8) The Company issued an aggregate of 1,813 Class A Shares to HB Global (BVI) Limited, an entity 100% owned by Bing Han. Ms. Han may be deemed to have sole voting and dispositive control of such Class A Shares.

Controlled Company

Prior to the completion of this offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c)(1).

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our Board of Directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the initial public offering, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public Class B shareholders.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our affairs are governed by our Memorandum and Articles of Association, the Companies Act (as revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.

As of the date of this prospectus, the authorized share capital of the Company is US$100,000 divided into (i) 25,000,000 Class A Shares of US$0.001 par value each and 75,000,000 Class B Shares of US$0.001 par value each, of which 8,310 Class A Shares and 1,690 Class B Shares are issued and outstanding. Upon the completion of this offering, we will have 8,310 Class A Shares and       Class B Shares issued and outstanding. All our Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will consist of 25,000,000 Class A Shares with a par value of US $0.001 each and 75,000,000 Class B Shares with a par value of US $0.001 each. Other than the initial issuance of Ordinary Shares in connection with formation of our Cayman Islands corporate structure, there has been no change in the amount of issued capital or the number and classes of shares which it composed during the last three years. On September 17, 2021, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which the authorized share capital of the Company is US$100,000 divided into 25,000,000 shares Class A Shares with a par value of US$0.001 per share and 75,000,000 Class B Shares with a par value of US$0.001 per share. Class A Shares are entitled to twenty (20) votes and our Class B Shares are entitled to one (1) vote. Accordingly, based on the current voting rights of the Class A Shares and Class B Shares, the holders of the Class A Shares should hold no less than 1/30 of the aggregate issued and outstanding shares in our Company in order to continue to control the outcome of matters submitted to shareholders for their approval. Such matters requiring shareholders' approval include the election of directors, the adoption of amendments to the memorandum and articles of association, the alteration of share capital, the change of company name, the issue of shares at a discount, reduction of share capital, appointment of inspectors, the approval of arrangements and constructions, the approval of merger and consolidation, transfer by way of continuation and the winding up of the Company. The capital structure of the Company may have anti-takeover effects preventing a change in control transaction that holders of the Class B Shares might consider in their best interest.

Further issuances of Class A Shares may be dilutive to holders of the Class B Shares. The Company has issued an aggregate of 8,310 Class A Shares to BHF Global (BVI) Limited, an entity 100% owned by Baohua Feng, and two other shareholders. The Company has issued an aggregate of 1,690 Class B Shares to Longwin Lightenbright Investment Management Co., Ltd and three other shareholders on September 17, 2021. Of the 10,000 issued shares, 38.97% is owned by BHF Global (BVI) Limited.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering, insofar as they relate to the material terms of our Ordinary Shares. The following summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares.

At the completion of this offering, there will be (assuming the sale of newly issued Ordinary Shares) Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by The Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the escrow agent upon the closing of the offering in New York, New York, on or about           , 2022.

Listing

We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “LIAI.” We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer agent and registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation.

Issuance of Shares

Our Board of Directors has general and unconditional authority to grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without further action by our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

Our Board of Directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our Ordinary Shares. Subject to the directors’ duty of acting in our best interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the Ordinary Shares and may adversely affect the voting and other rights of the holders of Ordinary Shares. Issuance of these preferred shares may dilute the voting power of holders of our Ordinary Shares.

Fiscal Year

Our fiscal year ends on December 31 of the calendar year.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our Board of Directors may determine a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our Ordinary Shares must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; For any general meeting of shareholders the notice of a general meeting shall specify (a) the place, date and hour of the meeting; (b) if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting; (c) the general nature of the business to be transacted and (d) if a resolution is proposed as a special resolution, the text of that resolution. Also, we may, but are not required to (unless required by the Act), in each year hold any other extraordinary general meeting.

The Companies Act of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than 10% of the voting rights entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than five (5) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

We will give notice of each general meeting of shareholders by publication on our website, in a Cayman Islands daily newspaper with national distribution and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq Capital Market and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently seven (7) clear days.

A quorum for a general meeting consists of any two or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Articles of Association.

Pursuant to our Articles of Association, the chairman of a general meeting shall be the chairman of the Board or such other director as the directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of them to chair the meeting. If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the shareholders present in person or by proxy and entitled to vote shall choose one of them to chair the meeting

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Changes to Capital

Pursuant to our Articles of Association, we may from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting:

●	increase our share capital by new Shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

●	sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our Memorandum of Association; and

●	cancel any shares which at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Act.

In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;

●	purchase our own shares (including any redeemable shares); and

●	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Transfer of Shares

Subject to any applicable restrictions set forth in our Articles of Association, any of our shareholders may transfer all or a portion of their Ordinary Shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq Capital Market or in any other form which our Board of Directors may approve.

We have applied to have our Class B Shares listed on the Nasdaq Capital Market. If approved, our Class B Shares will be traded in book-entry form and may be transferred in accordance with Articles of Association and the rules and regulations of such exchange.

The directors may refuse to register the transfer of a share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the share is fully paid or the Company has no lien over it.

Share Repurchase

We are empowered by the Companies Act and our Articles of Association to purchase our own shares, subject to certain restrictions and requirements under the Companies Act and our Articles of Association. Our Board of Directors may only exercise this power on our behalf, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

Subject to the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors of the Company. Our Board of Directors may pay interim dividends or declare final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies: (a) upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made; and (b) upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution. If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies: (a) If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. (b) The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment. (c) If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly. The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to our Company on a call or otherwise in relation to a Share.

Unless provided for by the rights attached to a Share, no dividend or other monies payable by our Company in respect of a Share shall bear interest.

If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in our Company’s name. If a dividend is paid into a separate account, our Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member. A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, our Company.

Appointment, Disqualification and Removal of Directors

We are managed by our Board of Directors, which will consist of a specified number of directors determined, from time to time, by a majority of the directors then in office. Our Articles of Association provide that, unless otherwise determined a special resolution of shareholders in a general meeting, the minimum number of directors will be four. There are no provisions relating to retirement of directors upon reaching any age limit.

Our Articles of Association provide that a director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director A remaining director may appoint a director even though there is not a quorum of directors.

A director may be removed by ordinary resolution. Upon the completion of the offering, our Board of Directors will have in place an audit committee. See “Management — Board Committee.”

Grounds for Removing a Director

A director will be removed from office if the director:

●	is prohibited by the law of the Cayman Islands from acting as a director;

●	is made bankrupt or makes an arrangement or composition with his creditors generally

●	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise or

●	is absent from meetings of directors for a continuous period of six months, without the consent of the other directors

Proceedings of the Board of Directors

Our Articles of Association provide that our business is to be managed and conducted by our Board of Directors. The quorum necessary for the Board meeting may be fixed by the Board and, unless so fixed at another number, will be a majority of the Board of Directors then holding office and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, our Board of Directors may regulate their proceedings as they determine is appropriate.

Subject to the provisions of the Articles of Association, to any directions given by the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in the meeting and the listing rules of the Nasdaq Capital Market, our Board of Directors may from time to time at its discretion exercise all powers of our company, including to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Act, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Board of Directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our Board of Directors. Notwithstanding the above, our Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of shareholders is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company need not issue par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:

●	limit the ability of shareholders to requisition and convene general meetings of shareholders;

●	limit the ability of our shareholders to elect and remove our directors, and to fill any vacancy on our Board of Directors; and

●	limit the ability of our shareholders to amend our Articles of Association.

However, under Cayman Islands law, our Board of Directors may only exercise the rights and powers granted to them under our Articles of Association, for what they believe in good faith to be in the best interests of our company.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Notwithstanding U.S. securities laws and regulations applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Differences in Corporate Law

The Companies Act is modelled after similar laws in England and Wales but does not follow recent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved an sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Corporate Governance

Cayman Islands law restricts transactions with directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his material interest in any contract or arrangement, and the interested director may not vote at any meeting on any resolution concerning the interested matter. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the disinterested directors present at the meeting, even if the disinterested directors constitute less than a quorum.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we entered into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. In addition, directors of a Cayman Islands company must not therefore place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the Board of Directors. Our Articles of Association provides that a director must disclose the nature and extent of his material interest in any contract or arrangement, and such director may not vote at any meeting on any resolution concerning such interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonable be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. A general notice may be given at a meeting of the Board of Directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (2) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the Board of Directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq Capital Market, a director may not vote in respect of any contract or arrangement in which he or she is interested but may be counted in the quorum at the meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than 10% of the voting rights entitled to vote at general meetings, our Board will convene a general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Articles of Association, any of our directors may be removed by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director (4) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise or (5) he is absent from meetings of directors for a continuous period of six months without the consent of the other directors.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB has appreciated against the U.S. dollar, reaching a three-year high in May 2021. The appreciation in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

The Ordinary Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares then outstanding, which will equal shares immediately after our initial public offering if the underwriters do not exercise their overallotment option, or shares immediately after our initial public offering if the underwriters exercise their overallotment option in full,

●	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory shares or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to of our Ordinary Shares subject to outstanding share options or reserved for issuance under our share incentive plan, such amount being equal to 10% of the number of Ordinary Shares issued and outstanding after the closing of the offering. This registration will permit the resale of these Ordinary Shares by nonaffiliates in the public market without restriction under the Securities Act. Ordinary Shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase our Ordinary Shares.

Lock-up Agreements

Our officers, directors and substantially all of the Company’s pre-offering shareholders have agreed, subject to certain exceptions, to a six (6) month “lock-up” period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six (6) months from the effective date of the registration statement of which this prospectus is a part, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of and demand for, our securities in general.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale.

Post-Offering

Shares	Date Available for Sale
Currently Outstanding Ordinary Shares Subject to Lock-Up Agreements:	After six (6) months from the closing date of the public offering
Ordinary Shares in Incentive Securities Pool:	From vesting dates through expiration of grants
Shares Offered in this Offering:	After the date of this prospectus, these shares will be freely tradable.

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Jingtian & Gongcheng Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Lemeng is a tax-exempt company incorporated in the Cayman Islands. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong.

People’s Republic of China Enterprise Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiary, the PRC consolidated VIE and such VIE’s subsidiaries are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and was amended in June, 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Lemeng is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Lemeng meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Risk Factors — Risks Related to Doing Business in China — We may be deemed a PRC resident enterprise for PRC EIT purposes under the EIT Law and be subject to PRC taxation on our global income.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through offshore subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Lemeng may be able to benefit from the 5% withholding tax rate for the dividends it receives from Lemeng BJ, if it satisfies the conditions prescribed under SAT Circular 82 and other relevant tax rules and regulations. However, according to SAT Circular 82 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Ordinary Shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaties entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax. There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our and Lemeng Interactive’s assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System (The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801) as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States.

We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

UNDERWRITING

The Benchmark Company, LLC (“Benchmark”) and Valuable Capital Limited are acting as the representatives of the underwriters and the joint book-running managers of the offering of the Class B Shares described in this prospectus. We will enter into an underwriting agreement with the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Class B Shares listed next to its name in the following table:

Name	Number of Ordinary Shares
The Benchmark Company, LLC
Valuable Capital Limited
Total

The underwriters are committed to purchase all the Ordinary Shares offered by us other than those covered by the option to purchase additional Ordinary Shares described below, if they purchase any Ordinary Shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the Ordinary Shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of US$ per Ordinary Share. After the initial offering of the Ordinary Shares to the public, if all of the Ordinary Shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. All sales of Ordinary Shares in the United States will be made by broker-dealers registered with the SEC. Sales of any Ordinary Shares made outside of the United States may be made by affiliates of the underwriters. Valuable Capital Limited is not a broker dealer registered with the SEC. Therefore, Valuable Capital Limited will not make any offers or sales of Ordinary Shares within the United States.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

Option to Purchase Additional Class B Shares

We have granted to the underwriters an option to purchase up to additional Ordinary Shares from us at the public offering price per Ordinary Share, less underwriting discounts and commissions, for a period of 30 days from the date of this prospectus. If any additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares on the same terms as those on which the Ordinary Shares are being offered.

Underwriting Discounts and Commissions

The following table shows the per Ordinary Share and total public offering price, underwriting discounts and commissions to be paid by us, and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters’ option to purchase additional Ordinary Shares.

Total
	Per Ordinary Share	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions(1)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

(1)	Underwriting discounts and commissions per Ordinary Share will be 7.0%.

We have agreed to pay for the accountable out-of-pocket expenses of the underwriters, including, but not limited to, road show expenses for the offering, prospectus tracking and compliance software for the offering, fees and disbursements of the underwriters’ counsel, and the preparation of commemorative mementos and lucite tombstones in connection with the offering, up to $200,000 in the aggregate, $50,000 of which has been paid prior to the date of this prospectus. We have also agreed to pay the underwriters a non-accountable expense allowance equal to 1% of the aggregate gross proceeds of this offering and for background checks of our senior management up to an amount of $7,500. In the event that the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$        .

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to Benchmark or its designees warrants to purchase a number of Ordinary Shares equal to 5.0% of the Ordinary Shares sold by us in this offering, including Ordinary Shares (if any) sold upon the exercise of the option to purchase additional Ordinary Shares (the “Representative’s Warrants”). The Representative’s Warrants will have an exercise price equal to $ per Ordinary Share (or 125% of the public offering price per Ordinary Share). The Representative’s Warrants will be exercisable until the date that is five years after the date of commencement of sales in this offering in compliance with Financial Industry Regulatory Authority, or FINRA, Rule 5110. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrants have been deemed compensation by FINRA and are subject to a 180-day lock-up pursuant to FINRA Rule 5110. Except as permitted by Rule 5110, Benchmark (or permitted assignees under Rule 5110) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of sales under this prospectus. The exercise price and number of securities upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying Ordinary Shares will not be adjusted for issuances of Ordinary Shares at a price below the Representative’s Warrant exercise price. The Representative’s Warrants and the ordinary shares issuable upon exercise thereof are registered on the registration statement of which this prospectus forms a part.

Discretionary Accounts

The underwriters do not intend to confirm sales of the Ordinary Shares offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We have agreed that, subject to certain exceptions, we will not, for a period of six (6) months after the date of this prospectus, (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ordinary shares or any such other securities, or publicly disclose the intention to enter into any such agreement or transaction or (iii) file or cause to be filed any registration statement relating to the offering of any of our share capital (regardless of whether any of the transactions described in (i) or (ii) above are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise) or publicly disclose the intention to file any such registration statement, without the prior written consent of Benchmark.

Notwithstanding the foregoing, the above shall not apply to any subsequent offering that is priced at more than 125% of the Offering price.

Our directors, officers, and shareholders beneficially holding substantially all of our ordinary shares (collectively, the lock-up parties) have agreed that, without the prior written consent of Benchmark and subject to certain exceptions, they will not, for a period of six (6) months after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement would be settled by delivery of lock-up securities, in cash or otherwise.

Benchmark, in its sole discretion, may release the securities subject to any of the lock-up agreements described above, in whole or in part at any time.

Right of First Refusal

We have granted Benchmark a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as lead or joint-lead investment banker, lead or joint-lead book runner and/or lead or joint placement agent at Benchmark’s discretion, for each and every future public and private equity, equity-linked or debt offering, including all equity linked financings during such twelve (12) month period, by us or our successor, or any subsidiary.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Ordinary Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “LIAI.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Ordinary Shares in the open market for the purpose of preventing or retarding a decline in the market price of the Ordinary Shares while this offering is in progress. These stabilizing transactions may include making short sales of Ordinary Shares, which involves the sale by the underwriters of a greater number of Ordinary Shares than they are required to purchase in this offering, and purchasing Ordinary Shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional Ordinary Shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising the option to purchase additional Ordinary Shares, in whole or in part, or by purchasing Ordinary Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market compared to the price at which the underwriters may purchase Ordinary Shares through the option to purchase additional Ordinary Shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase Ordinary Shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Ordinary Shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchases Ordinary Shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Ordinary Shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares, and, as a result, the price of the Ordinary Shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

●	the information set forth in this prospectus and otherwise available to the representatives;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the representatives and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares, or that the Ordinary Shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Ordinary Shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting fee and commissions and underwriting expenses that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

In addition to the underwriting expenses (estimated at $    ) and above expenses (estimated at $    million), we will pay our underwriters and their dealers an aggregate underwriting fee equal to between $    million and $    million (between    % and    % of the aggregate offering), depending on whether and to what extent we complete an offering between the minimum and maximum offering. (In addition, we will pay our underwriters an aggregate underwriting fee equal to $    ( % of our aggregate offering) and a non-accountable expense allowance equal to $     ( % of our offering).

LEGAL MATTERS

Kaufman & Canoles, P.C. is acting as counsel to our company regarding U.S. securities law. Ogier is acting as counsel to our company regarding Cayman Islands law. The validity of the Ordinary Shares offered hereby will be passed upon for us by Ogier. Ellenoff Grossman & Schole LLP is acting as counsel to the underwriters. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Kaufman & Canoles, P.C. may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law and on Ogier with respect to matters governed by Cayman law.

The current address of Kaufman & Canoles, P.C. is Two James Center, 14th Floor, 1021 E. Cary St., Richmond, Virginia 23219. The current address of Jingtian & Gongcheng is 34th Floor, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing, China 100025. The current address of Ogier is 11th Floor Central Tower, 28 Queen’s Road Central, Central, Hong Kong. The current address of Ellenoff Grossman & Schole LLP is 1345 Avenue of the Americas, New York, New York 10105.

EXPERTS

Friedman LLP, an independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended December 31, 2020 and 2019. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is One Liberty Plaza 165 Broadway, Floor 21, New York, NY 10006.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LEMENG HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Lemeng Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lemeng Holdings Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021.

New York, New York

December 20, 2021

LEMENG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
	US$	US$
ASSETS
Current Assets
Cash	$1,360,342	$2,149,600
Restricted cash	25,561	88,231
Accounts receivable, net	23,687,251	21,357,927
Accounts receivable-related parties	158,168	159,841
Advances to suppliers, net	5,976,468	752,909
Advances to suppliers- related parties	19,767	23,293
Amounts due from related parties, net	1,075,036	358,361
Prepaid expenses and other current assets, net	1,153,000	884,426
Total current assets	33,455,593	25,774,588

Non-current assets
Long-term investment, net	-	2,706,460
Property and equipment, net	15,498	30,785
Intangible assets, net	22,010	135,541
Goodwill	1,352,324	1,264,841
Deferred tax assets, net	641,092	202,073
Operating lease right-of-use assets, net	271,772	108,843
Total non-current assets	2,302,696	4,448,543

Total Assets	$35,758,289	$30,223,131

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$2,298,886	$2,150,168
Accounts payable	4,533,322	4,255,881
Accounts payable-related party	3,372	-
Advance from customers	470,425	2,375,935
Advance from customers-related party	2,798	10,243
Taxes payable	708,238	352,085
Accrued expenses and other liabilities	126,328	900,232
Amounts due to related party	461,462	664
Current portion of operating lease liabilities	85,866	109,200
Total current liabilities	8,690,697	10,154,408

Non-current Liabilities
Non-current portion of operating lease liabilities	185,906	-
Total non-current liabilities	185,906	-
Total Liabilities	8,876,603	10,154,408

Commitments and contingencies

Equity:
Class A Ordinary Shares (Par value US$0.001 per share, 25,000,000 shares authorized, and 8,310 shares issued and outstanding as at December 31, 2020 and 2019, respectively*)	8	8
Class B Ordinary Shares (Par value US$0.001 per share, 75,000,000 shares authorized, and 1,690 shares issued and outstanding as at December 31, 2020 and 2019, respectively*)	2	2
Additional paid-in capital	6,224,405	6,224,405
Statutory reserves	1,255,517	1,171,561
Retained earnings	16,533,833	11,530,963
Accumulated other comprehensive income (loss)	667,895	(871,482)
Total shareholders’ equity attributable to Lemeng Holdings Limited	24,681,660	18,055,457
Non-controlling interests	2,200,026	2,013,266
Total equity	26,881,686	20,068,723

Total liabilities and shareholders’ equity	$35,758,289	$30,223,131

*	On September 17, 2021, the Company issued an aggregate of 10,000 common shares in connection with the reorganization (Note 1). All references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

LEMENG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019
	US$	US$

Revenues	$62,803,063	$50,377,039
Cost of revenues	(53,977,462)	(45,206,664)
Gross profit	8,825,601	5,170,375

Operating expenses:
Selling expenses	357,000	294,660
General and administrative expenses	689,108	845,743
Provision for doubtful accounts, net of recovery	189,932	892,301
Research and development expenses	394,725	586,680
Total operating expenses	1,630,765	2,619,384

Income from operations	7,194,836	2,550,991

Other income (loss):
Loss from investment in unconsolidated entity	(487,798)	(162,237)
Impairment loss of investment in unconsolidated entity	(2,249,503)	-
Government subsidies	461,072	252,879
Financial expenses	(146,440)	(155,635)
Other income, net	85,787	426,771
Total other (loss) income, net	(2,336,882)	361,778

Income before income taxes	4,857,954	2,912,769

Provision for (benefit) income taxes	(273,816)	32,747

Net income	5,131,770	2,880,022
Net income attributable to non-controlling interest	44,944	218,412
Net income attributable to Lemeng Holdings Limited	$5,086,826	$2,661,610

Comprehensive income
Net income	$5,131,770	$2,880,022
Foreign currency translation gain (loss)	1,681,193	(361,996)
Total comprehensive income	6,812,963	2,518,026
Comprehensive income attributable to non-controlling interests	186,760	140,005
Comprehensive income attributable to Lemeng Holdings Limited	$6,626,203	$2,378,021

Earnings per common share*
– Basic and diluted	$508.68	$266.16

Weighted average number of common shares outstanding
–Basic and diluted	10,000	10,000

*	On September 17, 2021, the Company issued an aggregate of 10,000 common shares in connection with the reorganization (Note 1). All references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

LEMENG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’ Equity of Lemeng Holdings	Non-controlling	Total
	Shares	Amount	capital	reserves	earnings	income (loss)	Limited	interests	Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2018	10,000	$10	$6,224,405	$1,004,092	$9,036,822	$(587,893)	$15,677,436	$-	$15,677,436
Acquisition of subsidiary	-	-	-	-	-	-	-	1,873,261	1,873,261
Net income for the year	-	-	-	-	2,661,610	-	2,661,610	218,412	2,880,022
Appropriation to statutory reserve	-	-	-	167,469	(167,469)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(283,589)	(283,589)	(78,407)	(361,996)
Balance as of December 31, 2019	10,000	$10	$6,224,405	$1,171,561	$11,530,963	$(871,482)	$18,055,457	$2,013,266	$20,068,723
Net income for the year	-	-	-	-	5,086,826	-	5,086,826	44,944	5,131,770
Appropriation to statutory reserve	-	-	-	83,956	(83,956)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,539,377	1,539,377	141,816	1,681,193
Balance as of December 31, 2020	10,000	$10	$6,224,405	$1,255,517	$16,533,833	$667,895	$24,681,660	$2,200,026	$26,881,686

*	On September 17, 2021, the Company issued an aggregate of 10,000 common shares in connection with the reorganization (Note 1). All references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

LEMENG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019
	US$	US$

Cash flows from operating activities
Net income	$5,131,770	$2,880,022
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	134,407	120,733
Provision for doubtful accounts, net of recovery	189,932	885,251
Loss from investment in unconsolidated entity	487,798	162,237
Impairment loss of investment in unconsolidated entity	2,249,503	-
Deferred tax benefits	(402,076)	(93,090)
Changes in operating assets and liabilities:
Accounts receivable, net	(946,067)	(2,100,257)
Accounts receivable-related parties	12,040	1,064,107
Advances to suppliers, net	(4,936,181)	(240,913)
Advances to suppliers-related party	4,860	(22,814)
Amounts due from related parties, net	(654,503)	(280,283)
Prepaid expenses and other current assets	(201,976)	(262,087)
Accounts payable	(16,007)	1,875,870
Accounts payable-related party	3,190	-
Advance from customers	(1,958,003)	1,862,547
Advance from customers-related party	(7,713)	10,358
Taxes payable	313,872	190,923
Amounts due to related parties	923	(4,402)
Accrued expenses and other liabilities	(791,348)	(880,068)
Net cash (used in) provided by operating activities	(1,385,579)	5,168,134

Cash flows from investing activities
Purchase of property and equipment	(1,668)	(8,312)
Acquisition of businesses amount of cash acquired	-	293,980
Purchase of long-term investments	-	(2,899,181)
Net cash used in investing activities	(1,668)	(2,613,513)

Cash flows from financing activities
Borrowings from related party	434,934	-
Repayment of loans from related party	-	(434,877)
Proceeds from short-term loans	2,464,625	2,174,386
Repayments of short-term loans	(2,464,625)	(2,174,386)
Net cash Provided by (used in) financing activities	434,934	(434,877)

Effect of foreign exchange rate on cash and restricted cash	100,385	(25,943)
Net (decrease) increase in cash and restricted cash	(851,928)	2,093,801
Cash and restricted cash at the beginning of the year	2,237,831	144,030
Cash and restricted cash at the end of the year	$1,385,903	$2,237,831

Reconciliation of cash and restricted cash
Cash	1,360,342	2,149,600
Restricted cash	25,561	88,231
Total cash and restricted cash shown in the statements of cash flows	$1,385,903	$2,237,831

Supplemental disclosures of cash flow information:
Income taxes paid	$118,717	$118,338
Interest paid	$106,896	$117,310

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets and lease liabilities	$257,087	$216,140

The accompanying notes are an integral part of these consolidated financial statements.

LEMENG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Lemeng Holdings Limited (“Lemeng” or the “Company”) is a holding company incorporated under the laws of the Cayman on February 20, 2020. It is a holding company with no business operation.

On September 17, 2021, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which 25,000,000 shares were authorized as Class A ordinary shares, and pursuant to which 75,000,000 shares were authorized as Class B ordinary shares with a nominal or par value of US$0.001 per share. Class A Ordinary Shares are entitled to twenty (20) votes and Class B Ordinary Shares are entitled to one (1) vote. The Company’s issued an aggregate of 8,310 Class A ordinary shares to BHF Global (BVI) Limited, an entity 100% owned by Baohua Feng, and two other shareholders. The Company’s issued an aggregate of 1,690 Class B ordinary shares to Longwin Lightenbright Investment Management Co., Ltd and three other shareholders on September 17, 2021. Of the 10,000 ordinary shares, 38.97% was owned by BHF Global (BVI) Limited.

On February 26, 2020, Lemeng formed its wholly owned subsidiary, Lemeng Investment Limited (“Lemeng BVI”) in British Virgin Islands. On April 1, 2020, Lemeng BVI formed its wholly owned subsidiary, Lemeng (Hong Kong) Limited (“Lemeng HK”) in Hong Kong. On August 26, 2021, Lemeng HK formed its wholly owned subsidiary, Zhejiang Leshen Technology Co., Ltd (“Leshen” or “WFOE”) in PRC.

Beijing Lemeng Interactive Technology Co., Ltd. (“Lemeng BJ”) is a limited liability company incorporated on September 15, 2014, under the laws of China. In 2016, Lemeng BJ established two subsidiaries in China, including Tianjin Lemeng Interactive Technology Co., Ltd. (“Lemeng TJ”) and Xinjiang Lemeng Interactive Network Technology Co., Ltd. (“Lemeng XJ”). In 2019, Lemeng BJ invested and established Tianjin Puyu Network Technology Co., Ltd. (“Puyu”), accounting for 51% of its shares. On February 25, 2019, Lemeng BJ acquired 51% shares of Xinjiang Yishen Infinite Network Technology Co., Ltd. (“Yishen”).

As described below, Lemeng, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and its variable interest entity (“VIE”), Lemeng BJ. Accordingly, Lemeng consolidates Lemeng BJ’s operations, assets, and liabilities. Lemeng, its subsidiaries, VIE and VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its websites and conducts some of its business in the PRC through the VIE and the subsidiaries of the VIE. On October 1, 2021, Leshen entered a series of contractual arrangements with the owners of Lemeng BJ. These agreements include an Exclusive Technical Consulting and Service Agreement, an Equity Pledge Agreement, an Exclusive Option Agreement, a Shareholder’s Rights Proxy Agreement and a Spousal Consent Letter (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, WFOE has the exclusive right to provide Lemeng BJ with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE to absorb most of the risk of loss from business activities of Lemeng BJ and entitle WFOE to receive a majority of their residual returns. In essence, WFOE is the primary beneficiary of Lemeng BJ and its subsidiaries and has gained effective control over Lemeng BJ to receive all their expected residual returns. Therefore, Lemeng BJ should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

Lemeng together with its wholly owned subsidiary Lemeng BVI and Lemeng HK and WFOE and its VIE were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The Company’s current corporate structure is as follows:

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses. Lemeng is a company incorporated in the Cayman Islands. The Company currently conduct the Company’s VATS business through Lemeng BJ and its subsidiaries.

The Company operate business mainly through Lemeng BJ, a variable interest entity (“VIE”) in the PRC and Lemeng BJ’s subsidiaries, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, the Company exerts effective control over, and is considered the primary beneficiary of, the Company’s VIE and consolidate its operating results in the Company’s financial statements under U.S. GAAP.

The following is a summary of VIE Agreements by and among Leshen Technology Co., Ltd. (“Leshen”), Lemeng BJ and the shareholders of Lemeng BJ. Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Under the Exclusive Technical Consulting and Service Agreement dated October 1, 2021, Leshen has agreed to provide the following services (among others) to Lemeng BJ:

●	the provision of software research and development services;

●	the provision of technical services, applications and implementation, including but not limited to installing, and testing business systems;

●	daily maintenance support, upgrades, monitoring and troubleshooting of computer network equipment, and other technical services

●	business consulting;

●	technology development and technology transfer services;

●	market research and consulting services (excluding market research businesses that Chinese law prohibits wholly foreign-owned enterprises from engaging in); and

●	licensing of the intellectual property.

This agreement was effective from October 1, 2021 and will continue to be effective unless it is terminated by written notice of Leshen.

Equity Pledge Agreement

The shareholders of Lemeng BJ entered into an Equity Pledge Agreement with Leshen, dated October 1, 2021. Under such equity pledge agreement, each of the shareholders of Lemeng BJ pledged its respective equity interest in Lemeng BJ to Leshen to secure such shareholder’s obligations under the Exclusive Option Agreement, Shareholders’ Rights Proxy Agreement, Exclusive Technical Consulting and Service Agreement, and Spouse Consent Letter.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Lemeng BJ without the prior written consent of Leshen. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Leshen discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, the shareholders of Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of their respective equity interest in Lemeng BJ for the minimum amount of consideration permitted by PRC law. Under the Exclusive Option Agreement, Lemeng BJ granted Leshen or its designee an option to purchase all or a portion of the assets (including intellectual property) of Lemeng BJ for the minimum amount of consideration permitted by PRC law.

Each of shareholders of Lemeng BJ agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Lemeng BJ’s equity interest to Leshen, if the shareholders obtain dividends, bonuses or residual property from Lemeng BJ, the shareholders shall transfer all the income (after tax) to Leshen.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Lemeng BJ have been acquired by Leshen or its designee, and upon the condition that Leshen and its subsidiaries, branches can engage in the business of Beijing Lemeng legally.

Leshen has the right to unilaterally terminate this agreement immediately by sending written notices to Lemeng BJ and the shareholders of Lemeng BJ at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Lemeng BJ and its shareholders has no right to unilaterally terminate this agreement.

Shareholders’ Rights Proxy Agreement

Under the Shareholders’ Rights Proxy Agreement among Leshen, Lemeng BJ and the shareholders of Lemeng BJ, dated October 1, 2021, each of the shareholders of Lemeng BJ has agreed to irrevocably entrust Leshen or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Lemeng BJ.

The Shareholders’ Rights Proxy Agreement is irrevocable, and shall remain effective until (a) Leshen registers with the appropriate agency to be the sole owner of Lemeng BJ, and holds the equity of Lemeng BJ directly, engaging in the business of Lemeng BJ legally under Chinese law; or (b) all of the assets of Lemeng BJ has been acquired by Leshen or its designee, and Leshen can engage in Lemeng BJ’s business legally; or (c) Lemeng BJ’s structure changes and Lemeng BJ signs a new Shareholders’ Voting Rights Proxy Agreement to replace this proxy agreement; or d) upon the instruction of Leshen.

Spousal Consent Letter

Each spouse of relevant individual shareholders of Lemeng BJ has signed a Spousal Consent Letter. Under the Spousal Consent Letter, the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Lemeng BJ which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Equity Pledge Agreement, Exclusive Option Agreement, Shareholders’ Rights Proxy Agreement and Power of Attorney signed by his or her spouse, as amended from time to time.

Moreover, the spouse promises that if he or she acquires any equity in Lemeng BJ held by his or her spouse, he or she shall be bound to the Exclusive Technical Consulting and Service Agreement (as amended from time to time) signed between Leshen and his or her spouse. If Leshen requires, the signing spouse shall sign a series of written documents with the same format and contents as the transaction documents and the Exclusive Technical Consulting and Service Agreement.

Risks in relation to the VIE structure

Lemeng believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, effective on January 1, 2020. The Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited. However, uncertainties in the PRC legal system could limit the Lemeng’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the agreements constituting the Contractual Arrangements;;

●	revoke Lemeng Interactive’s business and operating licenses related to Lemeng BJ’s online sales services business;

●	require Lemeng Interactive to discontinue or restrict operations related to its online sales services business;

●	restrict Lemeng Interactive’s right to collect revenue generated from its online sales services business;

●	restrict or prohibit our use of the proceeds from overseas offering to finance our PRC Consolidated Affiliated Entities’ business and operations;

●	levy fines on Lemeng Interactive and/or confiscate the proceeds that they deem to have been obtained through noncompliant operations;

●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets related to our online sales services business;

●	impose additional conditions or requirements with which we may not be able to comply; or

●	take other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in the Company’s Consolidated Affiliated Entities, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. The Company cannot be certain that the equity interest will be disposed of in accordance with the Contractual Arrangements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to the Company’s corporate structure and Contractual Arrangements. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the business. Lemeng’s ability to conduct its Internet online advertising, game promotion may be negatively affected if the PRC government was to carry out any aforementioned actions. As a result, Lemeng may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. Lemeng, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Lemeng’s VIE and VIE’s subsidiaries. Lemeng has not provided any financial support to Lemeng BJ for the years ended at December 31, 2020 and 2019. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	US$	US$

Cash	$1,360,342	$2,149,600
Restricted cash	25,561	88,231
Accounts receivable, net	23,687,251	21,357,927
Accounts receivable-related parties	158,168.00	159,841.00
Advances to suppliers, net	5,976,468	752,909
Advances to suppliers-related parties	19,767	23,293
Amounts due from related parties, net	1,075,036	358,361
Prepaid expenses and other current assets, net	1,152,990	884,416
Total current assets	33,455,583	25,774,578

Long-term investment, net	-	2,706,460
Property and equipment, net	15,498	30,785
Intangible assets, net	22,010	135,541
Goodwill	1,352,324	1,264,841
Deferred tax assets, net	641,092	202,073
Operating lease right-of-use assets, net	271,772	108,843
Total non-current assets	2,302,696	4,448,543

Total Assets	$35,758,279	$30,223,121

Short-term loans	$2,298,886	$2,150,168
Accounts payable	4,533,322	4,255,881
Accounts payable-related party	3,372	-
Advance from customers	470,425	2,375,935
Advance from customers-related party	2,798	10,243
Taxes payable	708,238	352,085
Accrued expenses and other liabilities	126,328	900,232
Amounts due to related party	461,462	664.00
Current portion of operating lease liabilities	85,866	109,200
Total current liabilities	8,690,697	10,154,408

Non-current portion of operating lease liabilities	185,906	-
Total non-current liabilities	185,906	-

Total Liabilities	$8,876,603	$10,154,408

	For the Years Ended December 31,
	2020	2019
	US$	US$

Revenues	$62,803,063	$50,377,039
Net income	$5,131,770	$2,880,022

	For the Years Ended December 31,
	2020	2019
	US$	US$

Net cash (used in) provided by operating activities	$(1,385,579)	$5,168,134
Net cash used in investing activities	$(1,668)	$(2,613,513)
Net cash used in financing activities	$434,934	$(434,877)

Under the Contractual Arrangements with the consolidated VIE, Lemeng has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the WFOE and can have assets transferred freely out of the consolidated VIE and VIE’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE and VIE’ subsidiaries that can only be used to settle obligations of the respective VIE and VIE’ subsidiaries except for registered capital of VIE and VIE’ subsidiaries amounting to $6,224,405 and $6,224,405 as of December 31, 2020 and 2019, respectively, as well as statutory reserves amounting to $1,255,517 and $1,171,561, as of December 31, 2020 and 2019, respectively. Since the consolidated VIE and VIE’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’ subsidiaries do not have recourse to the general credit of Lemeng.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is exercises control and, when applicable, entities for which the Company has a controlling financial interest or the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(c) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Yishen and Puyu.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Income and Comprehensive Income to distinguish the interests from that of the Company.

(d) Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position, purchase price allocations for business combination, impairment assessment for goodwill and realization of deferred tax assets. Actual results could differ from those estimates.

(e) Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains the bank accounts in Mainland China. Cash balances in bank accounts in Mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

(f) Restricted cash

Restricted cash are bank deposits that are managed by the bank for the Company’s daily operations due to government subsidies accepted by the Company. The Company adopted the updated guidance of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019 and presented restricted cash within the ending cash, cash equivalents and restricted cash balance on the Company’s consolidated statements of cash flows for the periods presented.

(g) Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment.

(h) Advances to suppliers, net

Advances to suppliers represents balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers periodically and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. The amount of allowance for doubtful account as of December 31, 2020 and 2019 was $168,242 and $152,777.

(i) Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office Furniture	3 years
Electronic equipment	3 years
Leasehold improvement	3 years

(j) Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Company performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software	3 years
Customer relationship	2 years

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of COVID-19, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Company adopted ASU 2017-04 beginning January 1, 2019 and used the one-step method for the goodwill impairment assessment for the year ended December 31, 2020 and 2019. No impairment loss was recognized for the year ended December 31,2020 and 2019.

(l) Impairment of long-lived assets Other Than Goodwill

The Company reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

(m) Investment in equity investees

Equity method investments in investees represents the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment loss of $487,798 and $162,237 were recorded in the Company’s Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2020 and 2019, respectively.

The Company continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. The impairment loss was $2,249,503 and $nil for the years ended December 31, 2020 and 2019.

(n) Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

(o) Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(p) Revenue recognition

The Company is a technological advertising service company that provides customer-tailored mobile internet marketing services based on big data technology. The Company’s revenues primarily include advertising service revenue and game revenue.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls, or systems.

Revenues from advertising services primarily consist of online advertising services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company also evaluates whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company.

Online Advertising Services

The Company entered into contractual agreements with certain customers to provide online advertising services in various traffic platform for which the Company receives advertising fees from customers. Online advertising services provide a comprehensive suite of target advertising services to the customers.

The core principle underlying the revenue recognition ASC 606 is that the Company recognizes revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s service contracts of advertising have one single performance obligation as the promise to transfer the individual service is not separately identifiable from other promises in the contracts and is, therefore, not distinct.

Customers pay for online advertising services based on a cost-per-click (CPC), and cost-per-download (CPD). Under ASC 606, the related revenues are recognized at a point of time when consumers click the customers’ product and the online advertising services are completed by the Company for the customers.

Game Joint operation services

The income collected from third-party game distribution companies is recognized as game joint operation income. As the content provider of the on-line games, the company’s responsibility is to provide the games and maintain the daily operations of the games. The third-party distributors are responsible for (I) providing games to game players; (II) pricing relevant game products; And (III) publishing, providing payment solutions and marketing services.

The Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the third-party game distribution companies each month. That is, the benefit consumed by the third-party game distribution companies are substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly game joint operation services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. Accordingly, based on the output methods, the Company recognizes revenues on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Revenue from game joint operation services is recognized on a net basis as the Company arrange the provision of services through third party game distribution companies and do not control the specified services provided by the third parties before those services are transferred to the end customers, and therefore, the Company act as an agent.

Revenue consisted of the following:

	For the years ended December 31,
	2020	2019
	US$	US$
Revenue
Advertising services	$62,472,518	$50,377,039
Game joint operation services	330,545	-
	$62,803,063	$50,377,039

(q) Cost of revenue

The Company’s cost of revenues consists primarily of the traffic acquisition cost (TAC) and the purchase of online services/assets associated with the Company’s targeted marketing solutions.

(r) Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

(s) Advertising Expense

Advertising expenses primarily consist of cost of online advertising and offline promotional events. The Company’s advertising expenses are expensed as incurred and are included as part of selling expenses. For the years ended December 31, 2020 and 2019, the Company recorded $nil advertising expenses.

(t) Financial expenses

Financial expenses include interest expenses on short-term loans, operating lease interest expenses and guarantee expenses incurred for acquiring the short-term loans.

(u) Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were $41,071 and $101,879 for the years ended December 31, 2020 and 2019, respectively.

(v) Government subsidies

Grants are given by the government to mainly “The VAT input tax additional deduction of 10% resulted in a VAT reduction” and “Special Fund Subsidy.” Grants are recognized as government subsidies income in the consolidated statements of income when received or reduced symptom.

According to the announcement on policies related to deepening the reform of value added tax issued (Announcement No. 39 of the Ministry of Finance, State Taxation Administration and General Administration of Customs, 2019) on April 1, 2019, from April 1, 2019 to December 31, 2021, taxpayers of production and living services are allowed to add 10% of the current deductible input tax to offset the tax payable. For the years ended December 31, 2020 and 2019, the amount of $346,027 and $119,575 VAT relief amount was recorded in government subsidy income, respectively.

Special Fund Subsidy is subsidy from local government to the Company’s loan interest. For the years ended December 31, 2020 and 2019, the amount of $115,045 and $133,304 special fund subsidy amount was recorded in government subsidy income, respectively.

Above mentioned VAT relief and special fund subsidy will not be required to return back in the future.

(w) Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2020 and 2019. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2020 and 2019.

(x) Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 6%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(y) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2020 and 2019, there were no dilutive shares.

(z) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income(loss). Other comprehensive income(loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income(loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

(aa) Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5249	6.9762	6.8976	6.8985

(bb) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(cc) Statements of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(dd) Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, accounts receivable – related parties, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(ee) Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(ff) Business combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, and liabilities incurred as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

(gg) Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ACUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of December 31, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company believes the adoption of this new standard will not have a material impact on Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of Income and comprehensive income and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

Trade accounts receivable	$24,708,559	$22,266,508
Less: allowance for doubtful accounts	(1,021,308)	(908,581)
Accounts receivable, net	$23,687,251	$21,357,927

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2020	2019
	US$	US$

Balance at beginning of the year	$(908,581)	$(406,634)
Current year addition	(148,020)	(850,532)
Write-off	98,137	341,998
Foreign exchange difference	(62,844)	6,587
Balance at end of the year	$(1,021,308)	$(908,581)

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

Advances for products and services purchasing from third parties	$6,144,710	$905,686
Less: allowance for doubtful accounts	(168,242)	(152,777)
Advances to suppliers, net	$5,976,468	$752,909

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2020	2019
	US$	US$

Balance at beginning of the year	$(152,777)	$(145,838)
Current year addition	(46,651)	(9,301)
Write-off	41,752	-
Foreign exchange difference	(10,566)	2,362
Balance at end of the year	$(168,242)	$(152,777)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

VAT Input Tax to be Certified	$640,449	$471,276
Other receivables	335,647	155,969
Prepaid income tax	113,460	7,796
Prepaid expenses	16,048	201,248
deposit	45,074	41,747
Staff reserve	4,322	6,390
Less: allowance for doubtful accounts	(2,000)	-
Prepaid expenses and other current assets	$1,153,000	$884,426

The movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2020	2019
	US$	US$

Balance at beginning of the year	$-	$(437)
Current year addition	(6,110)	-
Write-off	4,110	430
Foreign exchange difference	-	7
Balance at end of the year	$(2,000)	$-

NOTE 6 – LONG-TERM INVESTMENT

Long-term investment consisted of the following:

	As of December 31,
	2020	2019
Equity method investments:	US$	US$

Nanjing Juguang infotech Co., Ltd (“Nanjing Juguang”)	$2,377,994	$2,706,460
Impairment of Long-term investments	(2,377,994)	-
Long-term investment	$-	$2,706,460

In April 2019, the Company premium acquired 20% of shareholding of Nanjing Juguang with cash RMB 20 million (approximately $2,899,000) as consideration. As Nanjing Juguang’s director is the Company’s management and the Company can exercise significant influence on Nanjing Juguang’s business operation, the Company therefore accounted for this investment under equity methods from April 2019 and shared the profit or loss of Nanjing Juguang accordingly. For the years ended December 31, 2020 and 2019, the Company recognized investment losses of $487,798 and $162,237, respectively, according to its share of the post-acquisition losses of Nanjing Juguang.

Due to the impact of COVID-19, Nanjing Juguang suffered from a continuously decrease for financial status, the situation is not improved even though the promised investment has been injected.

On December 31, 2020, the Company accrued full impairment for its long term investment to Nanjing Juguang with book value $2,377,994. On May 18 2021, the Company transferred its 20% shares of Nanjing Juguang to Nanjing Yingbao Network Technology Co., Ltd., an unrelated party, for zero consideration.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

Office Furniture	$25,441	$23,795
Electronic equipment	51,551	46,567
Leasehold improvement	36,051	33,719
Subtotal	113,043	104,081
Less: accumulated depreciation	(97,545)	(73,296)
Property, plant and equipment, net	$15,498	$30,785

Depreciation expense was $18,142 and $23,811 for the years ended December 31, 2020 and 2019, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

Customer relationships	$245,215	$229,350
Software	2,983	2,791
Subtotal	248,198	232,141
Less: accumulated depreciation	(226,188)	(96,600)
Intangible assets, net	$22,010	$135,541

Customer relation is due to acquisition of Xinjiang Yishen. Amortization expense was $116,265 and $96,922 for the years ended December 31, 2020 and 2019, respectively.

Estimated future amortization expense is as follows:

12 months ending December 31,	Amortization expense
US$
2021	$20,735
2022	1,275
Total	$22,010

NOTE 9 – BUSINESS COMBINATION

In February 2019, Lemeng BJ signs investment agreement with Yishen and the original shareholders of Yishen, Lemeng BJ invested in Yishen with amount of $2,150,000 (RMB 15,000,000) and holds 51% of shareholding interest of Yishen which is a mobile Internet company dedicated to game promotion. Upon completion of the transaction, Yishen became a consolidated VIE’s subsidiary of the Company.

As of the date of acquisition, Lemeng BJ investment in Yishen includes:

Amounts
US$
Cash	$2,150,168
Total	$2,150,168

The transaction was considered a business combination and therefore was recorded using the acquisition method of accounting. Based on the appraisal report issued by a third-party valuation firm, the allocation of the purchase price based on the fair values of the identified assets and liabilities assumed as of the date of acquisition in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach is summarized as follows:

Amounts
US$
Net assets acquired	$2,453,263
Intangible assets
- Customer relationship*	229,351
Goodwill	1,264,841
Non-controlling interests	(1,797,287)
Total	$2,150,168

Net assets acquired primarily consisted of cash of $290,706, accounts receivable of $2,124,012 and accounts payable of $418,575 as of the date of acquisition. The amortization period for intangible assets acquired was 2 years. Fair value of the non-controlling interests was estimated by applying an income approach.

Goodwill arising from the acquisition of Yishen was attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes. The acquisition-related costs were $0 for the year ended December 31, 2019 and recorded in the General and administrative expenses.

Results of operations attributable to these acquisitions and pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated statements of income and comprehensive income for the year ended December 31, 2019, either individually or in aggregate.

NOTE 10 – GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2020	2019
	US$	US$

Balance at beginning of the year	$1,264,841	$-
Additions to goodwill	-	1,264,841
Foreign exchange difference	87,483	-
Balance at end of the year	$1,352,324	$1,264,841

In addition, based on impairment assessment adopted as of December 31, 2020, no impairment has been noted.

NOTE 11 – LEASES

On November 20, 2017, Lemeng BJ entered into a lease agreement with Satellite Building Technology Center of Beijing Satellite Manufacture Co., Ltd (the “Landlord”) for office leasing. The lease period is from November 20, 2017 to December 31, 2020, and annual rental is RMB957,600 (approximately $138,831). According to lease agreement, Lemeng BJ can only use the office spaces for the operations and cannot transfer the lease to a third party without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated.

On September 16, 2020, Lemeng BJ extended the lease period to December 31, 2023, and the annual rental is RMB970,200 (approximately $140,658) and should be paid in each two months.

These lease agreements do not contain any material residual value guarantees or material restrictive covenants, and they do not contain options to extend at the time of expiration.

Upon the adoption of ASU 2016-02 on January 1, 2019, the Company recognized lease liabilities of approximately $216,140, with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease. According to the rent renewal contract signed on September 16, 2020, the Company recognized lease liabilities of approximately $257,087 on December 31, 2020, with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using an incremental a borrowing rate of 4.75% based on the duration of the lease terms.

For the year ended December 31, 2020, the Company occurred operating lease cost of $118,699 which was recorded in the General and Administrative expenses and increasing with amount $162,929 in operating right-of-use assets leasing.

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

December 31, 2020
Weighted-average remaining lease term	2.75 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2020:

12 months ending December 31,	Operating
US$
2021	$95,634
2022	95,634
2023	99,312
Total lease payments	290,580
Less: imputed interest	(18,808)
Total lease liabilities	$271,772

NOTE 12 – SHORT-TERM LOANS

Short-term loans of the Company consist of the following:

	December 31, 2020
	Principle Amount	Annual Interest Rate	Contract term
	US$
Bank of Beijing	$938,156	4.4%	2020.05.29-2021.05.29
Bank of Beijing	306,518	4.4%	2020.12.06-2021.12.06
China Merchants Bank	613,036	4.4%	2020.12.30-2021.12.29
China Construction Bank	441,176	4.5%	2020.06.01-2021.06.01
Total	$2,298,886

	December 31, 2019
	Principle Amount	Annual Interest Rate	Contract term
	US$
Bank of Beijing	$1,433,445	5.2%	2019.05.30-2020.05.29
China Merchants Bank	573,378	4.4%	2019.12.20-2020.12.30
China Construction Bank	143,345	5.0%	2019.06.20-2020.06.01
Total	$2,150,168

On July 11, 2018, Lemeng BJ entered into an unsecured short-term loan agreement with Bank of Beijing (“BOB”) which was a third party with amount of RMB 10 million (approximately $1.47 million), with an annual interest rate of 5.44%. The maturity date of the loan is July 10, 2019. The loan was repaid upon maturity.

On May 30, 2019, Lemeng BJ entered into an additional short-term agreement with BOB with amount of RMB 10 million (approximately $1.43 million), with an annual interest rate of 5.23%. The maturity date of the loan is May 29, 2020. On maturity date, RMB 8 million of total 10 million was extended to May 29, 2021 with effective annual rate of 4.35%, remaining RMB 2 million was repaid at maturity day. On November 27, 2020，Lemeng BJ repaid RMB 2 million of above mentioned RMB8 million loan. The loan guaranteed by Beijing Jinzheng Guangcai Financing Guaranty Company and was repaid by the Company before June 2021.On December 15, 2020, Lemeng BJ entered into a new unsecured short-term agreement with BOB with amount of RMB2 million (approximately $0.3 million) with effective annual rate of 4.35%, and the loan was repaid on December 17, 2021.

On May 25, 2018, Lemeng BJ entered into an unsecured short-term loan agreement with China Merchants Bank (“CMB”) which was a third party for RMB1 million (approximately $147,059), with an annual interest rate of 4.14%. The maturity date of the loan is May 23, 2019. The loan was repaid upon maturity. On December 21, 2018, Lemeng BJ entered into an additional short-term agreement with CMB to borrow RMB4 million (approximately $573,378), with an annual interest rate of 5.44%. The maturity date of the loan is December 20, 2019. By the end of the maturity date, Lemeng BJ extended the loan to December 30, 2020. On the maturity date, Lemeng BJ entered into an additional agreement with same amount under effective rate of 4.35% and guaranteed by Beijing Zhongguancun Si-tech Financing Guaranty Company, which is matured on December 29, 2021.

On June 1, 2020, Lemeng BJ entered into an unsecured loan agreement with China Construction Bank (“CCB”) which was a third party to for a loan of RMB3 million (equivalent to $441,176) with an annual effective interest rate of 4.5%. The loan was repaid on June 1, 2021.

On June 20, 2019, Lemeng TJ entered into an unsecured loan agreement with CCB Tianjin Wuqing development zones Branch to for a loan of RMB1 million (equivalent to $143,345) with an effective interest rate of 5%. The loan was repaid on June 1, 2020.

Interest expenses for the years ended December 31, 2020 and 2019 amounted to approximately $106,895 and $117,310, respectively.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

Accrued expenses	$63,767	$782,801
Payroll payable	62,561	117,431
Accrued expenses and other current liabilities	$126,328	$900,232

NOTE 14 – RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
Baohua Feng	A shareholder of the Company
Shenzhen Lemeng investment partnership (limited partnership)	A shareholder of the Company
Xiaoyu Zhao	A LP of Shenzhen Lemeng investment partnership (limited partnership)
Nanjing Juguang Information Technology Co., Ltd (“Nanjing Juguang”)	An investee of the Company
Beijing Yishen Infinite Technology Co., Ltd	one of the shareholders of Yishen
China Unicom Huajian Network Co., Ltd	the Company’s director Ms. Bing Han owns 59.63% share.
Nanjing Zhongchong Network Technology Co., Ltd	legal representative of Nanjing Juguang Mr. Ding Liang owns 32% share.
Yun Zhao	Board secretary
Zongfang Bi	Chief Financial Officer

	As of December 31,
	2020	2019
	US$	US$
Accounts receivable
Nanjing Juguang Information Technology Co., Ltd	$898	$862
China Unicom Huajian Network Co., Ltd	157,270	94,827
Nanjing Zhongchong Network Technology Co., Ltd	-	64,152
	$158,168	$159,841

Advances to suppliers
Beijing Yishen Infinite Technology Co., Ltd	$19,767	$18,488
China Unicom Huajian Network Co., Ltd	-	4,805
	$19,767	$23,293

Amounts due from related parties
Shenzhen Lemeng Investment Partnership (limited partnership) (1)	$4,598	$2,867
Nanjing Juguang Information Technology Co., Ltd (2)	15,326	14,334
Xiaoyu Zhao (3)	6,897	6,451
Yun Zhao (4)	9,119	-
Zongfang Bi (5)	7,663	-
Beijing Yishen Infinite Technology Co., Ltd (6)	1,031,433	334,709
Amounts due from related parties, net	$1,075,036	$358,361

Accounts payable
China Unicom Huajian Network Co., Ltd	$3,372	$-
	$3,372	$-

Advance from customers
Nanjing Zhongchong Network Technology Co., Ltd	$2,798	$-
Beijing Yishen Infinite Technology Co., Ltd	-	10,243
	$2,798	$10,243

Amounts due to related parties
Baohua Feng (7)	$459,777	$-
Yun Zhao (8)	1,289	347
Zongfang Bi (9)	396	317
	$461,462	$664

The following represented related party transactions for the years ended December 31, 2020 and 2019:

	For the years ended December 31,
	2020	2019
	US$	US$
Revenue
China Unicom Huajian Network Co., Ltd	$271,426	$229,927
Nanjing Zhongchong Network Technology Co., Ltd	58,510	381,378
	$329,936	$611,305

(1)	This represents payments of operating expenses on behalf of Shenzhen Lemeng Investment Partnership (limited partnership).

(2)	This represents payments of operating expenses on behalf of Nanjing Juguang Information Technology Co., Ltd.

(3)	(4) (5) The balance mainly are petty cash for daily administrative expenses.

(6)	This represents a loan from the Company to Beijing Yishen Infinite Technology Co., Ltd for working capital purposes. The loan is non-interest bearing and it is due on demand. This loan has been fully collected by November 5, 2021.

(7)	This represents a loan from Mr. Baohua Feng to the Company for working capital purposes. The loan is non-interest bearing and it is due on demand.

(8)	(9) The balances mainly represented the expenses paid on behalf of the Company for daily operation.

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

On September 17, 2021, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which 25,000,000 shares were authorized as Class A ordinary shares, and pursuant to which 75,000,000 shares were authorized as Class B ordinary shares with a nominal or par value of US$0.001 per share. Class A Ordinary Shares are entitled to twenty (20) votes and Class B Ordinary Shares are entitled to one (1) vote. The Company’s issued an aggregate of 8,310 Class A ordinary shares to BHF Global (BVI) Limited, an entity 100% owned by Baohua Feng, and two other shareholders. The Company’s issued an aggregate of 1,690 Class B ordinary shares to Longwin Lightenbright Investment Management Co., Ltd and three other shareholders on September 17, 2021. Of the 10,000 ordinary shares, 38.97% was owned by BHF Global (BVI) Limited.

Non-controlling interest

Non-controlling interest consists of the following:

	December 31, 2020
	Yishen	Puyu	Total
	US$	US$	US$
Paid-in capital	$36,482	$-	$36,482
Additional paid-in capital	1,836,779	-	1,836,779
Unappropriated retained earnings	468,506	(205,149)	263,357
Accumulated other comprehensive income (loss)	75,142	(11,734)	63,408
Total	$2,416,909	$(216,883)	$2,200,026

	December 31, 2019
	Yishen	Puyu	Total
	US$	US$	US$
Paid-in capital	$36,482	$-	$36,482
Additional paid-in capital	1,836,779	-	1,836,779
Unappropriated retained earnings	326,367	(107,955)	218,412
Accumulated other comprehensive (loss) income	(79,609)	1,202	(78,407)
Total	$2,120,019	$(106,753)	$2,013,266

The Company received capital contribution from non-controlling shareholders of Yishen amounted to $36,482 during the years ended December 31, 2017. No capital contribution was received from non-controlling shareholders during the year ended December 31, 2020 and 2019.

Statuary Reserve

In accordance with the Regulations on Enterprises of PRC, the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of December 31, 2019 and 2020, the statutory reserves of the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of December 31, 2020 and 2019, the balances of the statutory reserves were $1,255,517 and $1,171,561, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries, VIE and the subsidiaries of the VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the VIE, and the subsidiaries of the VIE as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020, and 2019, restricted net assets of the Company’s PRC subsidiaries, the VIE and the subsidiaries of the VIE were $7,479,922 and $7,395,966, respectively.

NOTE 16 – TAXES

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Lemeng is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

Lemeng BVI is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Lemeng HK is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Lemeng BJ was approved as an HNTE in December 2019, Lemeng BJ is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate in the next three years. Since Lemeng TJ was approved as an HNTE in November 2018, Lemeng TJ is entitled to a reduced income tax rate of 15% beginning November 2018 and is able to enjoy the reduced income tax rate in the next three years.

One of the Company VIE’s subsidiaries located in the Kashi special development zones, Lemeng XJ is currently exempt from corporate income tax in China from January 1, 2017, to December 31, 2021. One of the Company VIE’s subsidiaries located in the Kashi special development zones, Yishen is currently exempt from corporate income tax in China from January 1, 2017, to December 31, 2021.

The impact of the above tax exemption period has reduced China's corporate income tax by $1,482,859 and $707,588 for the years ended December 31, 2020, and 2019, respectively.

The provision for income tax consisted of the following:

	For the years ended December 31,
	2020	2019
	US$	US$
Current
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
China	128,260	125,837
Deferred	-	-
Cayman Islands	-	-
BVI	-	-
Hong Kong	-	-
China	(402,076)	(93,090)
Income tax provision	$(273,816)	$32,747

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2020	2019

Income tax (benefit)/expense computed at applicable tax rates (25%)	25.0%	25.0%
Additional deduction of research and development expenses	(1.8%)	(2.6%)
Non-deductible expenses	0.6%	1.1%
Effect of PRC preferential tax rate and tax exemption	(30.4%)	(24.3%)
Change of Valuation Allowance	1.0%	1.9%
Effective tax rate	(5.6%)	1.1%

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of December 31,
	2020	2019
	US$	US$

Allowance for doubtful accounts	$159,205	$155,549
Impairment of intangible assets	11,418	12,303
Impairment of a long-term investment	356,698	-
Long term investment loss of equity method	112,274	32,665
Net operating loss carry forwards	110,655	54,466
Others	1,497	1,556
Deferred tax assets, gross	751,747	256,539
Valuation allowance on net operating loss	(110,655)	(54,466)
Deferred tax assets	$641,092	$202,073

The Company’s PRC subsidiaries, Puyu had cumulative net operating loss of approximately $418,673 and $220,317 as of December 31, 2020 and 2019, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $110,655 and $54,466 was recorded against the gross deferred tax asset balance at December 31, 2020 and 2019, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss.

The tax payable consisted of the following:

	As of December 31,
	2020	2019
	US$	US$

VAT payable	$509,704	$293,126
CIT payable	141,113	-
Income tax payable	50,319	49,874
Other tax payable	7,102	9,085
Tax payable	$708,238	$352,085

NOTE 17– CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major Customers

For the year ended December 31, 2020, one customer accounted for approximately 10% of total Lemeng’s revenues. As of December 31, 2020, the balance due from two customers accounted for approximately 17% and 11% of the Company’s total trade account receivable, respectively.

For the year ended December 31, 2019, none of customer accounted for more than 10% of total Lemeng’s revenues. As of December 31, 2019, the balance due from three customers accounted for approximately 18%, 15% and 10% of the Company’s total trade account receivable, respectively.

Major Suppliers

For the year ended December 31, 2020, three suppliers accounted for approximately 37%, 14% and 11% of the total purchases, respectively. At December 31, 2020, two suppliers accounted for approximately 60% and 27% of the Company’s trade accounts payable, respectively.

For the year ended December 31, 2019, two suppliers accounted for approximately 33% and 14% of the total purchases, respectively. At December 31, 2019, four suppliers accounted for approximately 28%, 17%, 16% and 10% of the Company’s trade accounts payable, respectively.

NOTE 18 – CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2020 the Company was not aware of any litigations or lawsuits against it.

Impact of COVID-19 Outbreak

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached almost every country, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the year ended December 31, 2020, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Arrangements are valid and binding, and do not currently result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion. If the current corporate structure of the Company or the VIE Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Arrangements is remote based on current facts and circumstances.

NOTE 19 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through December 20, 2021, the date that the consolidated financial statements were available to be issued.

On May 18, 2021, Lemeng BJ entered into an agreement with Nanjing Yingbao Network Technology Co., Ltd to transfer 20% shares of Nanjing Juguang infotech Co., Ltd for zero consideration.

On May 26, 2021 and June 3, 2021, the Company borrowed two secured one-year loans from Bank of Beijing, amounted to RMB7 million (approximately $1.08 million) and RMB4 million (approximately $0.62 million), respectively, with the interests charged at rates ranging from 4.20% to 4.2525% per annum. The loans were guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., Ltd.

On June 15, 2021, the Company borrowed an unsecured one-year loan from Bank of Beijing in a principal amount of RMB1 million (approximately $0.15 million) with the annual interest rate of 4.2525%.

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statement except that the parent company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiary. The parent company and its subsidiaries, and VIE were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the parent company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The parent company’s share of income from its subsidiaries and VIE were reported as share of income of subsidiaries and VIE subsidiary in the accompanying parent company financial statements.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2020 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

LEMENG HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2019
	US$	US$
ASSETS
Current assets
Other receivable	$10	$10
Non-current assets
Investment in subsidiaries and VIE	24,681,650	18,055,447
Total Assets	$24,681,660	$18,055,457

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ Equity:
Class A Ordinary Shares (Par value US$0.001 per share, 25,000,000 shares authorized and 8,310 shares issued and outstanding as at December 31, 2020 and 2019, respectively*)	$8	$8
Class B Ordinary Shares (Par value US$0.001 per share, 75,000,000 shares authorized and 1,690 shares issued and outstanding as at December 31, 2020 and 2019, respectively*)	2	2
Additional paid-in capital	6,224,405	6,224,405
Statutory reserves	1,255,517	1,171,561
Retained earnings	16,533,832	11,530,961
Accumulated other comprehensive income (loss)	667,896	(871,480)
Total shareholders’ equity	24,681,660	18,055,457
Total liabilities and shareholders’ equity	$24,681,660	$18,055,457

*	On September 17, 2021, the Company issued an aggregate of 10,000 common shares in connection with the reorganization (Note 1). All references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

LEMENG HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019
	US$	US$
EQUITY INCOME OF SUBSIDIARIES AND VIE	$5,086,826	$2,661,610
NET INCOME	5,086,826	2,661,610
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,539,377	(283,589)
COMPREHENSIVE INCOME	$6,626,203	$2,378,021

LEMENG HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019
	US$	US$
Cash flows from operating activities
Net income	$5,086,826	$2,661,610
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income of subsidiaries and VIE	(5,086,826)	(2,661,610)
Net cash (used in) provided by operating activities	-	-

Net (decrease) increase in cash	-	-
Cash at the beginning of the year	-	-
Cash at the end of the year	$-	$-

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

We expect that our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We will enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering will also provide for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In connection with our incorporation, we issued an aggregate of four (4) ordinary shares with par value of HK$0.01 each as subscriber shares (Subscriber Shares) to Ogier Global Subscriber (Cayman) Limited for an aggregate of $0.04 on February 14, 2020. These Subscriber Shares were subsequently transferred to certain investors on 3 March 2020.

On 17 September 2021, the ordinary shares of the Company were redesignated as Class A Ordinary Shares and Class B Ordinary Shares with par value of US$0.001 each and following the above redesignation of shares, new Class A Ordinary Shares and Class B Ordinary Shares were issued to certain investors: (i) the 1 Subscriber Share issued to BHF (Global) Limited was redesignated as Class A Ordinary Share and an additional 3,896 Class A Ordinary Shares were issued to BHF (Global) Limited; (ii) ) the 1 Subscriber Share issued to HB Global (BVI) Limited was redesignated as Class A Ordinary Share and an additional 1,812 Class A Ordinary Shares were issued to BHF (Global) Limited; 2,600 Class A Ordinary Shares were issued to Lemeng Bros. Limited Partnership; 277 Class B Ordinary Shares were issued to DONGGUAN ZHONGGUANG COMPANY LIMITED; 859 Class B Ordinary Shares were issued to LONGWIN LIGHTENBRIGHT INVESTMENT MANAGEMENT CO., LIMITED; the 1 Subscriber Share issued to TROY (BVI) LIMITED was redesignated as Class B Ordinary Share and an additional 54 Class B Ordinary Shares were issued to TROY (BVI) LIMITED; the 1 Subscriber Share issued to XWTang Limited was redesignated as Class B Ordinary Share and an additional 498 Class B Ordinary Shares were issued to XWTang Limited..

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder , in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(e)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(h)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Memorandum and Articles of Association*
4.1	Registrant’s Specimen Certificate for Ordinary Shares**
5.1	Opinion of Ogier regarding the validity of the Ordinary Shares being registered**
8.1	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.1)**
10.1	Employment Agreement with Baohua Feng*
10.2	Employment Agreement with Zongfang Bi*
10.3	Exclusive Consulting and Service Agreement*
10.4	Equity Pledge Agreement*
10.5	Exclusive Purchase Right Agreement*
10.6	Proxy Agreement*
10.7	Spousal Consent Letter*
10.8	English translation of the Equity Transfer Agreement between Beijing Lemeng Interactive Technology Co., Ltd. and Nanjing Yingbao Network Technology Co., Ltd.*
10.9	Form of Mobile Advertisement Business Cooperation Agreement*
10.10	Form of Advertisement Cooperation Agreement*
10.11	Form of Indemnification Agreement between the Registrant and its directors and officers**
14.1	Code of Business Conduct and Ethics of the Registrant**
21.1	List of Subsidiaries**
23.1	Consent of Friedman LLP**
23.2	Consent of Ogier (included in Exhibit 5.1)**
23.3	Consent of Jingtian & Gongcheng (included in Exhibit 8.1 and 99.1)**
23.4	Consent of Frost & Sullivan*
99.1	Opinion of Jingtian & Gongcheng, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE Agreements**

*	Previously submitted.

**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beijing, China, on the dates indicated.

LEMENG HOLDINGS LIMITED

By:
Mr. Baohua Feng
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Chairman of the Board of Director
Name: Baohua Feng

Chief Financial Officer
Name: Zongfang Bi

Independent Director
Name: Lu Sun

Independent Director
Name: Zhuo Wang

Independent Director
Name: Mikaël Charette

Independent Director
Name: Kang Zhao

Director
Name: Bing Han

Director
Name: Wei Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, Delaware on February 1, 2022.

February 1, 2022

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director Puglisi & Associates